As filed with the Securities and Exchange Commission on June 29, 2001
                                                            File No. 000-32651
==============================================================================
                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              Amendment No. 2

                                     To

                                  Form 10

                GENERAL FORM FOR REGISTRATION OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                       The Nasdaq Stock Market, Inc.

                        (Exact Name of Registrant as
                         Specified in Its Charter)

          Delaware                                      52-1165937
(State or Other Jurisdiction of                      (I.R.S. Employer
 Incorporation or Organization)                     Identification No.)

      One Liberty Plaza                                      10006
     New York, New York                                    (Zip Code)
    (Address of Principal
     Executive Offices)

                       Registrant's telephone number,
                            including area code:
                                212-858-4750

                                 Copies to:

    Edward S. Knight, Esq.                   Matthew J. Mallow, Esq.
The Nasdaq Stock Market, Inc.                Eric J. Friedman, Esq.
 One Liberty Plaza New York,          Skadden, Arps, Slate, Meagher & Flom LLP
       New York 10006                          Four Times Square
                                           New York, New York 10036

     Securities to be registered pursuant to Section 12(b) of the Act:

                               Not Applicable

      Title of each class                        Name of each exchange on which
      to be so registered                         each class to be registered

     Securities to be registered pursuant to Section 12(g) of the Act:

                   Common Stock, par value $.01 per share
                              (Title of class)

==============================================================================




                              EXPLANATORY NOTE

Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10 shall have automatically become effective on June 29, 2001. However, material amendments to the information contained herein may be forthcoming due to ongoing discussions between The Nasdaq Stock Market, Inc. and members of the staff of the Securities and Exchange Commission regarding the information contained in this Form 10, including the financial statements contained herein. Accordingly, the information contained herein should not be relied upon and remains subject to further revision.




                         TABLE OF CONTENTS
                                                                          Page

Item 1.  Business...........................................................1

Item 2.  Financial Information.............................................28

Item 3.  Properties........................................................37

Item 4.  Security Ownership of Certain Beneficial Owners and Management....38

Item 5.  Directors and Executive Officers..................................41

Item 6.  Executive Compensation............................................45

Item 7.  Certain Relationships and Related Transactions....................48

Item 8.  Legal Proceedings.................................................50

Item 9.  Market Price of and Dividends on the Registrant's Common
         Equity and Related Stockholder Matters............................50

Item 10. Recent Sales of Unregistered Securities...........................50

Item 11. Description of Registrant's Securities to be Registered...........51

Item 12. Indemnification of Directors and Officers.........................55

Item 13. Financial Statements and Supplementary Data.......................55

Item 14. Changes in and Disagreements With Accountants
         on Accounting and Financial Disclosure............................56

Item 15. Financial Statements and Exhibits.................................56



INDEX TO CONSOLIDATED FINANCIAL STATEMENTS.................................F-1



         This registration statement (the "Registration Statement") contains "forward-looking" statements based on our current expectations, assumptions, estimates and projections about The Nasdaq Stock Market, Inc. ("Nasdaq") and our industry. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors including, without limitation, the risks described in "Item 1. Business-- Risk Factors" of this Registration Statement. Readers should carefully review this Registration Statement in its entirety, including, but not limited to, Nasdaq's financial statements and the notes thereto. Nasdaq undertakes no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof.

Item 1.     Business.

Nasdaq Overview

Nasdaq is the world's largest electronic, screen-based equity securities market and the largest equity securities market in the world based on dollar volume. Through its deployment of advanced technology, Nasdaq is positioning itself to become the world's first truly global securities market. Since its inception in 1971, Nasdaq has been at the forefront of innovation and a leader in utilizing technology to enhance the securities markets. Nasdaq's total share volume for the year ended December 31, 2000 increased approximately 63.5% compared to the year ended December 31, 1999 to 442.7 billion shares, which represented approximately 61.6% of the total shares traded in the United States. Dollar volume for the year ended December 31, 2000 increased 85.2% compared to the year ended December 31, 1999 to $20.4 trillion, approximately 62.9% of the dollar volume of all equity shares traded in the United States. For the year ended December 31, 2000, Nasdaq share volume averaged approximately 1.76 billion shares daily and the dollar volume on Nasdaq averaged $81 billion per day. In addition, the market value of Nasdaq-listed companies has increased over the last five years from $1.5 trillion at December 31, 1996 to $3.6 trillion at December 31, 2000, which represents approximately 22.3% of total U.S. equity market value compared to 17% five years ago.

There are approximately 4,700 companies listed on Nasdaq. As of December 31, 2000, Nasdaq was home to the highest percentage of publicly-traded technology and service companies in the U.S., including 77% of computer hardware and peripherals companies, 96% of computer networking companies, 87% of computer software and data processing companies, 87% of semiconductor companies, 72% of telecommunications and electronic companies, and 81% of biotechnology companies. In addition, as of December 31, 2000, there were over 480 foreign companies listed on Nasdaq, more than on any other U.S. equities market. Of all U.S. initial public offerings in the year ended December 31, 2000, 397 companies, or approximately 88% of initial public offerings on primary U.S. exchanges, were brought to market on Nasdaq and raised over $52.5 billion in equity capital.

Nasdaq's top 100 U.S. and international non-financial listed stocks, reflecting Nasdaq's largest growth companies across major industry groups, comprise the Nasdaq-100 Index(R). As of March 31, 2001, the companies in the Nasdaq-100 Index had an average market capitalization of approximately $16.1 billion and an average daily trading share volume of 11.8 million shares. From March 31, 1991 to March 31, 2001, the Nasdaq-100 Index rose by approximately 494%. In addition, the Nasdaq Composite Index(R) rose by approximately 282% over the same 10 year period, compared with an approximate 209% gain for the S&P 500 Index(R), an approximate 239% gain for the Dow Jones Industrial Average, and an approximate 190% gain for the NYSE Composite Index(R). The Nasdaq Composite Index measures all domestic and non-U.S. based common stocks listed on Nasdaq. This index is market-value weighted so that each company's security affects the index in proportion to its market value.

Prior to June 28, 2000, Nasdaq was wholly-owned by the National Association of Securities Dealers, Inc. (the "NASD"). The NASD, which operates subject to the SEC's oversight, is the largest self-regulatory organization ("SRO") in the United States with a membership that includes virtually every broker/dealer that engages in securities business with the U.S. public. See "-- The NASD." At a special meeting of NASD members held on April 14, 2000, more than a majority of NASD members approved a plan to restructure and broaden the ownership in Nasdaq (the "Restructuring") through a two-phase private placement of (1) newly-issued shares of Common Stock, and (2) warrants issued by the NASD (the "Warrants") to purchase shares of Common Stock owned by the NASD. As of May 4, 2001, the NASD owns approximately 31% of Nasdaq assuming all Warrants purchased in both phases of the Restructuring are fully exercised (approximately 70% assuming no Warrants are exercised). See "-- Nasdaq's Relationship with the NASD and its Affiliates" and "-- The Restructuring."

Nasdaq's legal authority to operate as a stock market is delegated to it by the NASD under the Plan of Allocation and Delegation of Functions by the NASD to Subsidiaries (the "Delegation Plan"). Nasdaq has initiated the process with the SEC to become registered as a national securities exchange ("Exchange Registration") by filing an application for Exchange Registration with the SEC. If Nasdaq obtains Exchange Registration it will receive its own SRO status, separate from that of the NASD. As a SRO, Nasdaq will have its own rules regarding listing, membership, trading and regulation-rules that are distinct and separate from those administered by the NASD. Broker/dealers will be able to choose to become members of Nasdaq, in addition to their other SRO memberships. See "-- Nasdaq's Relationship with the NASD and its Affiliates."

Nasdaq's market model is one of "open architecture." Participation in the trading activities on Nasdaq is not limited to any fixed number of market participants. This allows a large number of broker-dealers with widely different business models and trading technologies to participate in the Nasdaq network and compete with one another. The Nasdaq network, formally called the "Enterprise Wide Network II" ("EWNII"), is a telecommunications network that Nasdaq uses to deliver transaction and market information services to its market participants. See "--The Nasdaq Network." Market participants can access the network via Nasdaq Workstation II ("NWII"), Nasdaq's proprietary operating system for the network, or through other customized operating systems. See "--Nasdaq Workstation II." Nasdaq's market participants include market makers, electronic communication networks ("ECNs") and order entry firms, each of which is described below.

Market makers, also known as dealers, provide liquidity (which refers to the ability of a stock to absorb a large amount of buying and selling without substantial movement in price) by being willing to buy or sell securities at all times at publicly-quoted prices for their own account and by maintaining an inventory of securities for their customers. Market makers in a particular stock are required at all times to post their bid and offer prices (i.e., price at which they will buy and sell) into the Nasdaq network where they can be viewed and accessed by all market participants. Over 400 market makers participate in Nasdaq. The average Nasdaq stock has over 19 market makers; some stocks have over 80 market makers.

In addition to traditional market makers, the Nasdaq network also connects other trading systems such as ECNs. ECNs provide electronic facilities for investors to trade directly with each other without going through a market maker. They operate simply as order-matching mechanisms and do not maintain inventories of securities of their own. The flexibility of the Nasdaq network means that innovators with new trading technologies or strategies have an opportunity to implement them quickly in the Nasdaq marketplace.

An order entry firm is a broker-dealer, but not a market maker or an ECN for a particular security. An order entry firm can use Nasdaq services to view price quotations and route customer orders for securities to a market maker or ECN posting quotes in Nasdaq for that security so that such orders can be executed.

Nasdaq itself does not force investors to trade with any particular person or to go through any particular market method. Instead, Nasdaq provides systems that link all of the liquidity providers in a given stock together where they can compete with each other and lets participants choose with whom they are going to trade. Nasdaq also gathers the trade and quote information from all of these participants and passes it on to data vendors who resell this information to the investment community and the general public. As a fully computerized market, Nasdaq itself does not have a central trading floor.

Industry Overview

On traditional stock exchanges such as the New York Stock Exchange (the "NYSE"), all trades in a single stock take place in a single physical location on a trading floor. At that location, a member of the exchange known as a specialist oversees the trading in that stock. The specialist has an obligation to maintain a "fair and orderly market" and acts as both a market maker and an auctioneer. Similar to Nasdaq's market makers, the specialist is required to post bid and offer price quotations at all times. The specialist also acts as an auctioneer, trying to match the orders of other customers that are sent to the exchange floor. The specialist oversees the "order book" of orders that are electronically routed to the floor of the NYSE.

In addition to the specialist, there are numerous floor brokers who negotiate larger orders face-to-face for their customers. Typically, a floor broker receives an order from a brokerage firm and then walks over to the specialist post where the stock is traded. The floor broker then negotiates with the specialist and any other floor brokers interested in the same stock to try to fill the order. Smaller orders on a traditional exchange may be electronically routed to the specialist's order book.

Exchanges usually limit the number of their members. In order to become a member, one has to purchase a membership, called a seat, from another member who wants to sell.

Stock exchanges naturally sprang up in many cities to accommodate the needs of local investors. Advances in communication reduced the need for so many exchanges, and many of them merged with other stock exchanges. However, a number of these so-called regional stock exchanges still survive. Although some of these exchanges have a few exclusive "local" stocks, these exchanges mostly compete in the business of trading the more active NYSE- and Nasdaq-listed stocks. The regional exchanges resemble Nasdaq market makers more than the NYSE floor. Although some of the regional exchanges still have physical trading floors, for the most part their specialists are acting as dealers filling electronically submitted orders from retail firms. The regional exchanges include the Boston, Chicago, Cincinnati, Pacific and Philadelphia exchanges.

National Market System

Until the 1970s, each exchange acted independently to disseminate its market information on its own terms. Beginning in the 1970s, Congress passed legislation and the Commission adopted rules to create a national market system ("NMS"). As a result, U.S. market participants have access to a consolidated stream of quotation and transaction information from the exchanges and Nasdaq (acting under delegated authority from the NASD) for most equity securities, which can be traded off the exchange or market that lists the security. The exchanges and Nasdaq act jointly to collect and disseminate this information under NMS plans ("NMS Plans") approved by the Commission. The price and transaction information collected under these NMS Plans is sold to data vendors, who in turn sell the information to the public. After costs are deducted, the revenue generated by the sale of the information to the data vendors is distributed pro-rata among the participants in each of the NMS Plans. The NMS Plans include:

     o The Nasdaq Unlisted Trading Privileges Plan ("UTP Plan"), which collects and disseminates price and transaction information for approximately 1,000 securities listed on Nasdaq. Members of the plan are NASD and certain regional exchanges that trade Nasdaq securities.

     o The Consolidated Quotation Plan, which collects and disseminates quotation information for securities listed on the New York Stock Exchange and the American Stock Exchange. All of the exchanges and NASD are members of this plan.

     o The Consolidated Tape Association Plan, which collects and disseminates transaction information for NYSE and Amex securities. All of the exchanges and the NASD are members of this plan.

     o Nasdaq, acting under delegated NASD authority, participates in a fourth national market system plan, the InterMarket Trading System Plan (the "ITS Plan"). The Intermarket Trading System ("ITS") is a communications system that allows orders to be sent to the exchange or market quoting the best price. All of the exchanges and the NASD are members of the ITS Plan. The ITS Plan is described in more detail in "--Nasdaq InterMarket."

Nasdaq intends to become a member of each of these plans when it becomes an exchange.

Securities Information Processor

Nasdaq serves as a securities information processor ("SIP") for purposes of collecting and disseminating quotation and last sale information for all transactions effected in its market. Nasdaq also acts as an exclusive securities information processor ("ESIP") pursuant to the UTP Plan. Under the UTP Plan, Nasdaq collects quotation and last sale information from competing exchanges (currently the Chicago Stock Exchange and the Cincinnati Stock Exchange) and consolidates such information with its own for approximately 1,000 Nasdaq-listed securities. Nasdaq sells this information to vendors for a fee ("Tape Fees"), and the data vendors in turn sell the last sale and quotation data publicly. Under the revenue sharing provision of the UTP Plan, Nasdaq is permitted to deduct certain costs associated with acting as an ESIP from the total amount of Tape Fees collected. After these costs are deducted from the Tape Fees, Nasdaq distributes to the respective UTP Plan participants their pro-rata share of Tape Fees.

While Nasdaq is currently the ESIP for NNM securities, Nasdaq is working with the other UTP Plan participants to enter into a Request-for-Proposal process to select a new processor. This process is the result of the SEC's conditions for extending the UTP Plan beyond its March 2001 termination date. The SEC has required that there be good faith negotiations among the UTP Plan participants on a revised UTP Plan that provides for either (i) a fully viable alternative ESIP for all Nasdaq securities, or (ii) a fully viable alternative non-exclusive SIP. To avoid conflicts of interest, the SEC cautioned that in the event the revised UTP Plan provides for an exclusive consolidating SIP, a UTP Plan participant--particularly Nasdaq--should not operate such SIP unless (i) the SIP is chosen on the basis of bona fide competitive bidding and the participant submits the successful bid, and (ii) any decision to award a contract to a UTP Plan participant, and any ensuing renewal of such contract, is made without that UTP Plan participant's direct or indirect voting participation. The UTP Plan participants are currently in the nascent stages of creating the Request-for-Proposal, and it will likely take months to solicit competing bids and come to a joint decision on a new SIP. The SEC also imposed other conditions relating to the NASD's access to the alternative SIP.

Nasdaq also has been participating in the meetings of the SEC Advisory Committee on Market Data. The dialogue has touched on potentially fundamental changes to SEC rules and policies that govern SIPs and national market system plans. Nasdaq's written position on this issue presents two alternative approaches that ensure the continuation of broad dissemination of consolidated national best-bid-and-offer and consolidated last sale information, but that focus on the ability for exchanges to compete in an open environment. The first alternative is to eliminate mandatory participation in the national market system plans, including the UTP Plan, and allow exchanges to choose among several competing SIPs to distribute their data. The second alternative, as an interim approach, is to maintain a single national market system plan with a single ESIP, but one that is more limited in scope and function. The SEC Advisory Committee on Market Data is expected to present its recommendations at the end of September 2001

Products and Services

Nasdaq's products and services fall into three principal categories:

         (1) transaction services, which accounted for approximately 45.5% of Nasdaq's revenues for the year ended December 31, 2000;

         (2) market information services, which accounted for approximately 29.8% of Nasdaq's revenues for the year ended December 31, 2000; and

         (3) issuer services, which accounted for approximately 21.3% of Nasdaq's revenues for the year ended December 31, 2000.

Transaction Services. Transaction services include:

         o Price Discovery. Nasdaq provides collection, processing and dissemination of price quotations of Nasdaq-listed securities to its market participants. Price quotations are made up of two parts-the bid and the offer. The bid is the displayed price at which the quoting market maker or ECN is prepared to buy the security from any seller in the marketplace. The offer is the displayed price at which the quoting market maker or ECN is prepared to sell the security to any buyer in the marketplace. Since market makers and ECNs may wish to pay differing amounts to buy or sell a particular security, Nasdaq looks at all the price quotations of the market makers and ECNs in that security and independently ranks the bids and offers so that one can easily determine who is willing to sell the security for the lowest price and the one who is willing to buy the security at the highest price. This combination of the best bid and the best offer is the "inside market" or "inside quote." Included in the price quotations collected by Nasdaq are the quotes of the exchanges that trade Nasdaq-listed securities under the UTP Plan. Currently, only the Chicago Stock Exchange and the Cincinnati Stock Exchange display quotes on Nasdaq pursuant to the UTP Plan.

              Once price quotations have been entered into the Nasdaq system, Nasdaq processes the price quotations by updating the posted price and size (i.e., number of shares the posting party will buy or sell at that price) in response to messages received from the party posting the price quotation. Only registered market makers, ECNs and UTP Plan exchanges have the ability to adjust their price and size quotations in the Nasdaq system.

              In addition to quotations in Nasdaq-listed securities, Nasdaq also collects and disseminates quotations in securities authorized for trading on the Over-the Counter Bulletin Board Service (R) ("OTC Bulletin Board") as well as exchange listed securities that are traded in the over-the-counter market by NASD members. See "--Nasdaq InterMarket."

              Market participants pay a monthly fee based generally on the number of display terminals they use for these services.

         o Order Routing and Execution. Historically, orders for Nasdaq-listed stocks were communicated via the telephone. However, advances in technology made routing of orders with electronic systems prevalent. Since the late 1980s, Nasdaq has provided electronic routing of buy and sell orders for Nasdaq-listed stocks to a market maker or ECN and the execution of those orders through the use of automated systems. Order routing and execution are the terms generally used to describe how orders to buy and sell securities are directed to market participants as well as how these orders are handled once they reach their destination. Order routing refers to the act of transmitting orders to another market participant for action. Order execution describes how orders are to be executed, or responded to, once received by a market participant. During the last few years Nasdaq has experienced increased usage of its electronic order routing and execution systems. Approximately 27% of Nasdaq's share volume (based on the aggregate number of shares traded) comes from orders routed and executed using a Nasdaq system. The remaining 73% comes from third-party networks and proprietary systems. Nasdaq has the following four systems that provide for order routing and/or execution:

         o SelectNet, which is an automated Nasdaq market service that facilitates order execution by linking all market participants that trade Nasdaq-listed stocks. SelectNet is the primary system that market makers use to trade with one another. It is also the Nasdaq system used to access ECN price quotations and through which ECNs receive the price quotations of other market makers. SelectNet operates as a messaging system, allowing market participants to direct an order message to a particular counter-party or to broadcast such order to all market participants offering to buy or sell a security at a particular or market price. If the order routed via SelectNet and the posted price quotation to which the order is directed are of a price and size such that a trade should take place, SEC and NASD rules generally require the party making the price quotation to respond through SelectNet agreeing to the trade. Once the agreement to the trade is sent by the poster of the price quotation back to the party directing the order, the trade is executed and both parties receive a confirmation of the transaction. SelectNet is available for use by all market participants and also provides the capability for users to independently negotiate the terms of trades. The current fees for SelectNet are a $2.50 activity fee for the originating party (i.e., the sender) for orders broadcast to all market participants, a $1.00 activity fee for the originating party for orders directed to a particular counter-party and a $0.25 fee for cancelled orders. For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from SelectNet were $113.5 million, $83.1 million and $42.4 million, respectively.

         o Small Order Execution System ("SOES(sm)"), routes small orders of public customers to market makers and, based on their quotes, immediately executes trades without a formal response from the market maker. The SOES system is restricted to orders of no greater than 1,000 shares and cannot be used by market makers for their own trading activity. It is also not available to access ECN price quotations or for ECNs to receive the price quotations of other market participants. Unlike SelectNet, a trade on SOES is executed without the requirement for the party providing the price quotation to respond with an agreement to trade. After execution, the party providing the price quotation is informed by SOES that a trade has been executed and sent to settlement. Under current NASD rules, all market makers that provide price quotations for a Nasdaq National Market security must participate in SOES and consent to its automatic executions. If a market maker has posted the best price quotation to buy or sell a security and has posted a share size amount that would satisfy multiple SOES orders, the system automatically delays seventeen seconds between the delivery of each SOES execution to give the market maker an opportunity to adjust its price quotation to a new level. The current fees for SOES are a $0.50 activity fee for the originating party (i.e., the sender) and a $0.25 fee for cancelled orders. For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from SOES were $32.2 million, $19.7 million and $12.4 million, respectively. SelectNet and SOES accounted for approximately 16.8% of Nasdaq's revenues for the year ended December 31, 2000.

         o Advanced Computerized Execution System ("ACES"), is an order routing service that is used by market makers to execute order flow from order entry firms. Order entry firms generally route buy and sell orders to the best price quotes displayed in the market or enter into agreements with a particular market maker where the market maker agrees to fill the order entry firm's orders at the best price displayed in the market. Order entry firms can route buy and sell orders directly to specified market makers through NWII or their own proprietary systems. These orders are executed within the market makers' internal trading systems and execution reports are routed back to the order entry firms. ACES is often used by market makers to connect with firms whose order volume is too low to justify the fixed costs of establishing a proprietary network linkage. The current fee for ACES is a $1.00 activity fee per execution charged to the market maker only. ACES fees accounted for approximately 2.0% of Nasdaq's revenues for the year ended December 31, 2000.

         o Computer Assisted Execution System(sm) ("CAES(sm)"), is the transaction service system for Nasdaq InterMarket, which is an electronic marketplace where NASD members can trade securities listed on the NYSE or the American Stock Exchange ("Amex"). CAES is linked to ITS. CAES allows users to direct orders in exchange-listed securities to other Nasdaq InterMarket market makers for automated response and execution, and also provides access to the ITS. ITS is a communications system that allows exchange specialists, exchange floor brokers and NASD members to send orders for execution to the market quoting the best price. Access to both systems (CAES/ITS) costs InterMarket participants $100 per month, per terminal. The current fee for CAES orders is $0.50 for the originating party (i.e., the sender). The current fee for CAES orders is $0.50 for the originating party (i.e., the sender). CAES and ITS fees accounted for less than 1% of Nasdaq's revenues for the year ended December 31, 2000.

         o Trade Reporting and Comparison--Automated Confirmation Transaction Service(sm) ("ACT(sm)"). U.S. securities laws require that all registered stock exchanges and securities associations establish a transaction reporting plan by which information (specifically price and volume) concerning trades executed in qualified securities in those markets is centrally collected. Transactions in Nasdaq-listed securities, exchange listed securities traded over-the-counter, and other equity securities traded over-the-counter are reported to ACT. A protocol establishes which of the two parties to the trade are assigned reporting responsibility. During market open hours, members are to report trades within 90 seconds. Alternative procedures are in place for reporting trades executed after hours. ACT has a schedule of fees that reflect the services it provides. Tape-only trade reports are assessed a nominal fee, while trades that require comparison matching generally are assessed a higher fee depending upon the size of the trade. The function that ACT performs depends on the information provided to ACT by the parties to the trade. ACT fees accounted for approximately 11.5% of Nasdaq's revenues for the year ended December 31, 2000. ACT risk management fees are $17.25 per month plus $0.13 for each correspondent per transaction. A cap on ACT risk management fees was implemented in April 2000, limiting the monthly payment by clearing firm by correspondent to $10,000. This led to over a $1 million decrease in ACT risk management revenue from fiscal year 1999 to fiscal year 2000 despite the significantly higher trading volumes in the year 2000. Further changes to the pricing structure currently under consideration might have additional downward effect on ACT revenues. In a current filing with the SEC, Nasdaq proposes an interpretation of which firms classify as effectively "self-clearing" with respect to affiliated correspondents, and relieves them of the obligation of paying ACT risk management fees. Nasdaq is contemplating a further clarification to this rule, which would require SEC approval and which specifies that clearing firms will only be charged ACT risk management fees for those correspondents they choose to monitor through ACT risk management. This means that firms will selectively have the ability to discontinue the use of this service for certain correspondents and not pay ACT risk management fees, thus reducing Nasdaq's revenue.

Market Information Services. As a market operator, Nasdaq collects and disseminates quote and trade information. Nasdaq's market participants have real-time access to quote and trade data. Interested parties that are not direct market participants in Nasdaq also can receive real-time information through a number of market information services products.

Nasdaq has two primary market information services products designed to provide the varying levels of detail desired by different broker-dealers and their customers. The first product is called Level 1. This product provides subscribers with the current inside quote and most recent price at which the last sale or purchase was transacted for a specific security. Professional subscribers to this product currently pay $20 per terminal per month for the service, which is typically delivered to the subscriber through a third-party data vendor. A vendor or a broker/dealer can provide non-professional customers with Level 1 information at a reduced fee calculated on a per query basis of $.005 with a cap of $1 per month per user. The growth in online investing has increased the usage of these fee structures by online brokerage firms and other Internet services. The second data product, the Nasdaq Quotation Dissemination Service, provides subscribers with the quotes of each individual market maker and ECN, in addition to the inside quotes and last transaction price. This service is currently priced at $50 per terminal per month for professional subscribers and $10 per terminal per month for non-professional customers. This service is not priced on a per query basis.

For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from market information services were $258.3 million, $186.5 million and $152.7 million, respectively.

Issuer Services. The Nasdaq Stock Market is the flagship market of Nasdaq and has two tiers of listed companies: The Nasdaq National Market(sm) ("NNM"), which includes over 3,700 companies, and The Nasdaq SmallCap Market(sm), with over 850 smaller, emerging growth companies. At December 31, 2000, Nasdaq listed 4,734 domestic and international companies, the largest number of listings of any equity market in the world. Since the end of 1994, 3,294 initial public offerings, approximately 85.5% of all initial public offerings in U.S. primary markets, listed on Nasdaq.

A company must meet all of the requirements under at least one of three listing standards below for initial listing on the NNM and meet at least one continued listing standard below to maintain its listing on the NNM:


                                                  Initial Listing                          Continued Listing
--------------------------------------------------------------------------------------------------------------------
             Requirements          Standard 1       Standard 2       Standard 3       Standard 1       Standard 2
--------------------------------------------------------------------------------------------------------------------
          Net Tangible Assets      $6 million       $18 million          N/A          $4 million           N/A
--------------------------------------------------------------------------------------------------------------------
                 Market                N/A              N/A          $75 million          N/A          $50 million
            Capitalization                                                or                                or

             Total Assets                                            $75 million                       $50 million
                                                                         or                                or
             Total Revenue
                                                                     $75 million                       $50 million
--------------------------------------------------------------------------------------------------------------------
             Pretax Income         $1 million           N/A              N/A              N/A              N/A
--------------------------------------------------------------------------------------------------------------------
          Shares Outstanding       1.1 million      1.1 million      1.1 million      .75 million      1.1 million
--------------------------------------------------------------------------------------------------------------------
           Operating History           N/A            2 years            N/A              N/A              N/A
--------------------------------------------------------------------------------------------------------------------
        Market Value of Shares     $8 million       $18 million      $20 million      $5 million       $15 million
              Outstanding
--------------------------------------------------------------------------------------------------------------------
           Minimum Bid Price           $5               $5               $5               $1               $5
--------------------------------------------------------------------------------------------------------------------
             Shareholders              400              400              400              400              400
--------------------------------------------------------------------------------------------------------------------
             Market Makers              3                3                4                2                4
--------------------------------------------------------------------------------------------------------------------

For initial and continued listing on the Nasdaq SmallCap Market, a company must meet the requirements listed below:



-------------------------------------------------------------------------------------------------------------
                               Requirements                          Initial Listing   Continued Listing
-------------------------------------------------------------------------------------------------------------

                            Net Tangible Assets                        $4 million         $2 million
                                                                           or                 or

                           Market Capitalization                       $50 million        $35 million
                                                                           or                 or

           Net Income (in last fiscal year or 2 of last 3 fiscal      $.75 million        $50 million
                                  years)
-------------------------------------------------------------------------------------------------------------
                            Shares Outstanding                          1 million         .5 million
-------------------------------------------------------------------------------------------------------------
                    Market Value of Shares Outstanding                 $5 million         $1 million
-------------------------------------------------------------------------------------------------------------
                             Minimum Bid Price                             $4                 $1
-------------------------------------------------------------------------------------------------------------
                               Shareholders                                300                300
-------------------------------------------------------------------------------------------------------------
                             Operating History                           1 year               N/A
                                                                           or
                           Market Capitalization                       $50 million
-------------------------------------------------------------------------------------------------------------
                               Market Makers                                3                  2
-------------------------------------------------------------------------------------------------------------

As used in the charts above, "Shares Outstanding" refers to those shares that are not directly or indirectly held by any officer or director of the issuer or any beneficial owner of more than ten percent of the total number of shares outstanding. "Shareholders" is defined as a holder of 100 shares or more.

Nasdaq charges issuers an initial listing fee, a listing of additional shares fee, and an annual fee. The initial listing fee for securities listed on the NNM or the Nasdaq SmallCap Market includes a one-time listing application fee of $5,000 and a total shares outstanding fee. The total maximum fee for the initial listing application is $95,000 for the NNM and $10,000 for the Nasdaq SmallCap. The fee for listing of additional shares is based on the total shares outstanding, which Nasdaq reviews quarterly. The fee is $2,000, or $.01 per additional share, whichever is higher, up to a maximum of $17,500 per quarter and an annual maximum of $35,000. Annual fees for NNM securities are based on total shares outstanding and range from $10,710 to $50,000. The annual fee for securities listed on the Nasdaq SmallCap Market is $4,000 for the first issue and $1,000 for each additional issue. An "issue" refers to the process (i.e., initial public offering or private placement) by which the securities of any company are sold and distributed.

For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from issuer services were $184.6 million, $163.4 million and $137.3 million, respectively.

Other Markets

Nasdaq operates the Nasdaq InterMarket as well as the OTC Bulletin Board.

Nasdaq InterMarket. Nasdaq InterMarket is an electronic marketplace where NASD members can trade securities listed on the NYSE and the Amex. Users can trade on Nasdaq InterMarket among themselves using the CAES order delivery system, or with another participating stock exchange through the ITS. For the years ended December 31, 2000, 1999 and 1998 Nasdaq's total revenues from the Nasdaq InterMarket were $23.1 million, $18.1 million and $21.8 million, respectively.

For the year ended December 31, 2000, Nasdaq InterMarket accounted for approximately 10.6% of trades in stocks listed on the NYSE and approximately 16.2% of trades in stocks listed on the Amex. All InterMarket trades are reported and disseminated in real-time to the Consolidated Tape Association ("CTA"), which is the operating authority for exchange listed securities information, and as such, Nasdaq shares in the revenues generated by the CTA. Most trades are reported by two NASD members that are major wholesale market makers. One ECN currently quotes in Nasdaq InterMarket; other ECNs report trades through Nasdaq systems to the CTA and some are planning to begin quoting in Nasdaq InterMarket. NASD members that trade exchange-listed stocks away from the exchanges account for a significant amount of InterMarket trading activity.

OTC Bulletin Board. The OTC Bulletin Board is an electronic screen-based market for securities that currently are eligible for listing on Nasdaq or any primary exchange. At present, the OTC Bulletin Board is a quotation service, as companies do not list on the OTC Bulletin Board. NASD members may post quotes only for companies that file periodic reports with the SEC and/or with a banking or insurance regulatory authority. In addition, such companies are required to be current with their periodic filings. Market makers are billed based on their average number of positions during a month. A position is defined as any price quotation or indication of interest entered by a market maker in an security listed on the OTC Bulletin Board. The average number of positions is determined by the sum of the total number of quotations for each day in the month divided by the number of trading days in such month. The monthly fee for participation is $6.00 per position. There are no fees charged to companies whose securities are listed on the OTC Bulletin Board. For the years ended December 31, 2000, 1999 and 1998 total revenues from the OTC Bulletin Board were $2.7 million, $3.2 million and $2.6 million, respectively.

Last year, in conjunction with Exchange Registration, the Nasdaq Board of Directors (the "Nasdaq Board") and the NASD Board of Governors (the "NASD Board" and, together with the Nasdaq Board, the "Boards"), approved several rule changes that are designed to enhance the OTC Bulletin Board and permit Nasdaq to continue to operate it after Exchange Registration. First, the Boards approved a program for Nasdaq to enter into a listing agreement with each OTC Bulletin Board issuer and impose new listing standards to ensure the quality of these issuers. Second, both Boards approved the creation of an automated order delivery system for the OTC Bulletin Board that would allow orders to be delivered and executed via NWII. Finally, to accompany the new listing standards and order delivery system, the Boards approved enhanced market rules that provide for limit order protection, short interest reporting, and intraday trading halt authority. Nasdaq plans to submit to the SEC the appropriate proposed rules and exemption requests that would allow Nasdaq to continue to operate the OTC Bulletin Board after Exchange Registration. The SEC has not yet approved the rules or the exemption request. Therefore, it is not certain whether Nasdaq will continue to operate the OTC Bulletin Board following Exchange Registration. If the SEC does not approve the exemption request, these securities could continue to trade over-the-counter through a non-Nasdaq facility.

Nasdaq's Strategic Initiatives

Nasdaq's strategic initiatives include enhancing its products and services, pursuing global market expansion through the creation of Nasdaq Japan, Inc. ("Nasdaq Japan") and Nasdaq Europe S.A./N.V. and exploring alliances with foreign exchanges, competing for listings, competing for trading volume in exchange-listed securities, and creating a market for listing and trading single stock futures.

Enhancing Products and Services.

NNMExecution System. The NNM Execution System (also known as "SuperSOES(sm)") is an improved system for the execution of buy and sell orders designed to provide automatic execution capability for market makers and order entry firms and streamline Nasdaq's transaction systems. The NNM Execution System will combine features of the existing SelectNet and SOES. Like SOES, the NNM Execution System will permit the automatic execution of trades against the best price quotations of other market participants in the market without the need for an agreement to trade from the party providing the price quotation. The NNM Execution System also eliminates the usage restrictions of SOES, including the share size restriction. This system will allow the entry of single orders of up to 999,999 shares as opposed to the SOES limit of 1,000 shares. In addition, the time delay between execution of trades with the same market maker at the same price for a single security will be eliminated.

The NNM Execution System is designed to encourage market participants to make more shares available for trading. Using the system's reserve size feature, market makers can enter both a displayed share amount and an un-displayed "reserve" size number of shares at the same price. Other market participants see only the displayed number of shares. However, if an order is routed through the system of a size that would execute more than all of the displayed quantity of shares, the system will also automatically execute the remainder against the hidden reserve shares. This capability is important to market makers as many are reluctant to post a price quotation for a large number of shares. Such a quotation can cause other traders to quickly adjust their price quotations knowing that the market maker, or the market maker's customer, has a large amount of shares to buy or sell. The reserve size feature allows market makers to limit the price impact of displaying a large amount of shares while still making these shares available for trading in the market.

In the NNM Execution System, SelectNet becomes primarily a tool to be used by market makers to negotiate trades. Market makers will be prohibited from sending each other SelectNet messages which would obligate the receiving party to a trade. However, market makers that wish to trade with ECNs will still have the ability to send SelectNet order messages that would require an agreement to trade from the ECN using SelectNet prior to execution of the trade. ECNs will also have the option to use the NNM Execution System to elect to receive automatic executions against their price quotations, unlike market makers who are mandated to provide automatic executions against their price quotation. If ECNs so elect, they are protected from receiving SelectNet order messages priced and sized in a manner that would obligate the ECN to a trade in response to the SelectNet order message.

The NNM Execution System's restrictions on the use of SelectNet are designed to prevent the situation which occurs in the current Nasdaq market in which a market maker's price quotation may be accessed by both SOES and SelectNet at the same time, resulting in the automatic execution of the trade on SOES and the receipt of a SelectNet message obligating the market maker to trade such shares. The result of this process is that the market maker becomes obligated to trade a number of shares greater than the number for which it had made a price quotation. To remedy this problem of the market maker's liability to two trading systems, the rules of the NNM Execution System are designed to ensure that all market participants are obligated to trade only in response to orders received from one system. Nasdaq believes that by eliminating the potential for unintended trade obligations, it will encourage market makers to commit more shares to the market.

The new system was recently approved by the SEC and is tentatively scheduled to begin operating in the third quarter of 2001.

Nasdaq Order Display Facility. On January 10, 2001, the SEC approved a rule proposal to establish the Nasdaq Order Display Facility ("SuperMontage(sm)") to improve the Nasdaq market structure. SuperMontage is an improved user interface designed to refine how market participants can access, process, display, and integrate orders and quotes in Nasdaq. SuperMontage has several strategic implications. First, it is intended to attract more orders to the Nasdaq market by providing a comprehensive display of the interest at or near the inside market. Second, SuperMontage is intended to increase competition and market transparency. Third, SuperMontage will provide pre-trade anonymity to market participants using a Nasdaq system. As such, prior to execution, no one will know the identity of the firm displaying the order unless such firm reveals its identity. Anonymous trading can contribute to improved pricing for securities by reducing the potential market impact of large transactions and transactions by certain investors whose trading activity, if known, may be more likely to influence other market activity.

In the January 10 approval order, the SEC imposed certain conditions on both Nasdaq and the NASD that must be met prior to the implementation of SuperMontage. These conditions addressed the SEC's concern that participation in the SuperMontage system would be viewed as involuntary due to Nasdaq's role as the ESIP. See "-- Securities Information Processor" for a description of Nasdaq's role as an ESIP. The conditions imposed by the SEC include that:

         o the NASD will offer a quote and trade reporting alternative that satisfies the SEC's rules;

         o NASD quotes disseminated through the ESIP will identify the alternative trading system or market maker source of the quote; and

         o    participation in SuperMontage will be entirely voluntary.

Assuming these conditions can be met and Nasdaq can successfully implement SuperMontage, Nasdaq will add SuperMontage to the NWII, which will show the top three price levels: the best bid and offer in Nasdaq, and the two next best bids and offers. In each case, this display will be accompanied by the aggregate order size at each price level. Nasdaq market makers and ECNs will be able to display their orders anonymously at these price levels in SuperMontage, thus encouraging display of greater trading interest. As currently envisioned, SuperMontage displays the aggregate trading interest in a security at the top of the screen by aggregating trading interest of identified market participants and any anonymous interest that exists in such security, which is entered into the Nasdaq system. Market participants will be able to access the best prices in SuperMontage electronically using enhanced versions of Nasdaq's NNM Execution System and SelectNet services. Thus, Nasdaq will provide order delivery and automatic execution against the prices displayed in SuperMontage. Nasdaq will continue to offer the ability for market participants to negotiate transactions with specific market makers and ECNs electronically at sizes above the quote size in Nasdaq.

By allowing (but not requiring) market participants to give the Nasdaq system multiple orders at a single as well as at multiple price levels, SuperMontage will assist market participants with the management of their back book, i.e., orders that are not at the best price in the market maker's book/system. This functionality will also assist market participants with compliance with the Order Handling Rules, which among other things require the display of customer limit orders priced better than a Nasdaq market maker's or a specialist's quote or that are for a larger number of shares at the same price. Other system enhancements will make it easier for ECNs to participate in automatic execution.

Pursuing Global Market Expansion. The forces of technology and deregulation are accelerating the pace of globalization in the trading and processing of securities. Nasdaq believes that the foundation to create a global exchange should be built on a strong regional presence in the dominant capital centers of the world. At this time, those centers are the United States, Europe, and parts of Asia, particularly Japan. By establishing centers for price discovery and trading in these key regions, the foundation will be developed for electronically linking these markets to establish a global platform. Senior officers of Nasdaq have conducted exploratory discussions with a number of major U.S. and foreign securities exchanges, regarding cooperation, joint ventures, marketing affiliations, combinations, or other collaborative activities. Nasdaq anticipates that such discussions will continue but cannot predict the results of any such discussions.

Nasdaq Japan. In June 1999, a joint venture agreement to capitalize a new company, Nasdaq Japan Planning Company, Inc. (subsequently renamed Nasdaq Japan, Inc.) was entered into with SOFTBANK Corp. of Japan, a provider of information, distribution and infrastructure services in the digital information industry. Under this joint venture agreement, Nasdaq and SOFTBANK agreed to jointly operate and provide management support and technology and services to Nasdaq Japan in its development and implementation of a new electronic stock market in Japan as a section of the Osaka Securities Exchange (the "OSE"). The OSE is one of Japan's oldest securities exchanges, with over 1,200 listed companies, and is Japan's largest derivatives market. Nasdaq also provides Nasdaq Japan with licenses to its technology and trademarks. On April 19, 2000, Nasdaq Japan signed a Business Collaboration Agreement with the OSE to establish Nasdaq Japan Market as a new market section of the OSE. The Nasdaq Japan Market began operations on June 19, 2000. In its first phase of operations, prior to its deployment of Nasdaq/Indigo Markets technology, Nasdaq Japan will recruit initial public offerings of companies for listing and will trade these securities on the existing OSE system. As of May 1, 2001, 52 companies are trading on the interim trading platform with an average monthly share volume of 5,281,728 shares. The Nasdaq Japan Market operates under the umbrella of the OSE, which provides regulatory and listing review as well as clearance and settlement services. In addition, Nasdaq Japan intends to be competitive in the trading of U.S. listed securities and exchange-traded funds in Japan, with the trading of the Nasdaq-100 QQQ exchange-traded fund planned to begin in 2001. Through the first quarter of 2001, each of Nasdaq and SOFTBANK have made capital contributions of approximately $2.6 million to Nasdaq Japan.

In October, 2000, Nasdaq Japan's owners approved a private placement transaction in which Nasdaq Japan sold an approximately 15 percent stake for approximately $48 million to a group of 13 major Japanese, U.S., and European brokerages, thereby reducing the ownership interest of Nasdaq Global Holdings ("Nasdaq Global") in Nasdaq Japan to approximately 39 percent. Nasdaq Global is a wholly- owned subsidiary of Nasdaq. Ten of the new investors sit on an advisory council that recently elected one director to represent them on Nasdaq Japan's seven member board. The proceeds of this private placement will be used primarily for working capital and the development of a more sophisticated and efficient share-trading platform.

Nasdaq Europe S.A./N.V. In March, 2001, Nasdaq invested approximately $12 million to acquire an initial 68% stake in EASDAQ S.A./N.V. ("EASDAQ"), with an immediate aim to dilute its interest through the introduction of other strategic partners as shareholders. EASDAQ is a pan-European stock market for emerging growth companies and is headquartered in Brussels. Pursuant to the investment agreement with EASDAQ, Nasdaq obtained the right to appoint a majority of EASDAQ's board of directors, entered into trademark licensing and consulting agreements with EASDAQ and received from EASDAQ repayment of a loan made by Nasdaq in the amount of approximately $2.6 million. In connection with this investment Nasdaq also restructured EASDAQ into Nasdaq Europe S.A./N.V. with the goal to make Nasdaq Europe a globally-linked pan-European market.

A variety of firms, representing a cross-section of U.S. and foreign-based investment banking, financial services and securities firms, have joined Nasdaq as investors in Nasdaq Europe. Among these firms is Knight Trading Group, which holds an approximately 8.8% ownership stake in Nasdaq Europe through its earlier investment in EASDAQ prior to its restructuring into Nasdaq Europe. As of June 20, 2001, Nasdaq's ownership percentage in Nasdaq Europe had decreased to 53.5%. Nasdaq expects further key investors to invest in Nasdaq Europe.

Nasdaq Europe S.A./N.V. has also launched the newly developed European Trading System ("ETS"). ETS offers functions similar to The Nasdaq Stock Market while being adaptable to the needs and requirements of the European market. In addition, Nasdaq Europe S.A./N.V. intends to introduce a system later this year which will integrate certain functions of the SuperMontage system customized to European best practices. This market model will integrate market maker quotes into an anonymous, voluntary limit order book and provide expanded negotiation facilities and trade reporting. As of June 15, 2001, there were 201 companies listed on Nasdaq Europe and 72 different market maker firms.

Canadian Alliance. In April 2000, Nasdaq entered into a cooperative agreement with the Provincial Government of Quebec for the development of a new securities market within Canada called Nasdaq Canada. To facilitate this development, the Provincial Government of Quebec has agreed to undertake the necessary legislative and/or regulatory initiatives to promote the assimilation of Nasdaq Canada into Quebec, including the recognition of Nasdaq as a securities exchange within Quebec and the recognition of Nasdaq-listed securities for trading through Nasdaq Canada without further regulatory action. Nasdaq Canada will be developed in stages, and may culminate in the creation of an autonomous pan-Canadian market. The first stage commenced on November 21, 2000 with the installation of Nasdaq terminals in 10 Canadian securities firms in Montreal, Canada and the establishment of the Nasdaq Canada Index which tracks the market performance of Canadian-listed Nasdaq stocks. These terminals allow these firms to trade Nasdaq- listed securities directly through their local broker, including the over 40 Canadian firms previously listed solely on Nasdaq in the United States. The second stage is scheduled to commence following the implementation of SuperMontage and is expected to involve participation by new broker-dealer participants in Canada, trading in both U.S. and Canadian dollars and the opportunity to list Canadian companies exclusively on Nasdaq Canada. The planned third stage will result in the linking of Nasdaq Canada with Nasdaq, Nasdaq Europe and Nasdaq Japan. The timing of the second and third stages will be dependent on the success of the alliance's first stage.

Competing for Listings. Nasdaq will continue to pursue new listings aggressively. As of December 31, 2000, there were 4,734 issuers listed on Nasdaq. From January 1 through December 31, 2000, 397 new issuers listed on Nasdaq following their initial public offerings, which raised over $52.5 billion. In the first quarter of 2000, the total number of listings declined to 4,587. Since 1990, over 88% of companies having initial public offerings on primary U.S. markets have chosen to list on Nasdaq. Nevertheless, Nasdaq's overall number of listings has declined in each of the last five fiscal years from a high of 5,556 listings as of December 31, 1996 primarily as a result of Nasdaq imposing more rigorous listing standards, consolidation of listings due to increased merger and acquisition activity and issuers transferring their listing to the NYSE. From 1996 through the first quarter of 2001, 1,821 issuers have been delisted by Nasdaq for failure to satisfy listing standards, 1,523 issuers have ceased being listed due to mergers and consolidations and 463 issuers have transferred their listings to the NYSE. Nasdaq's strategies for maintaining its current listings and gaining new listings include marketing and building brand identity, contacting key decision makers, and providing value-added issuer services.

Marketing. Marketing efforts center on creating a valuable brand- an important factor in attracting and retaining large world class growth companies. Nasdaq's branding strategy is designed to convey to the public that the world's innovative, successful growth companies are listed on Nasdaq. New and existing companies value being listed on a market that is recognized around the world, and that helps position them as highly attractive to investors of all types. Nasdaq employs a variety of initiatives and tools in its marketing efforts, including media advertising, Internet publishing (Nasdaq.com), and international road shows. Historically, Nasdaq's communication has focused on potential issuers and the general investing community. Going forward, Nasdaq will seek to broaden its marketing efforts to incorporate all constituents interacting with its business.

Contacting Key Decision Makers. Nasdaq's issuer services directors are continually engaged with each key Nasdaq-listed company. A schedule of calls and visits along with contact with various industry and market forums are used to enhance customer satisfaction, keep companies informed of new developments at Nasdaq, and discuss the benefits of a listing on Nasdaq. Nasdaq also has created a program to educate investment bankers, capital market dealers, institutional investors, and other constituencies that influence listing decisions.

Issuer Services. Nasdaq provides information services, products, and programs to Nasdaq-listed companies. Executives of Nasdaq-listed companies are invited to participate in a variety of programs on a wide range of topics, such as industry sector specific seminars and investor relation forums. These executives also have access to Nasdaq Online(sm), a strategic planning tool provided free of charge to Nasdaq-listed companies. Nasdaq Online presents market data on all U.S. traded companies and real-time quotes for Nasdaq-listed stocks, as well as information on institutional ownership, research coverage and performance ratios. This combination of online real time data and analytical information, along with a series of other seminars and programs, is designed to help management of listed companies make better equity management decisions. Each listed company is assigned a Nasdaq issuer service director who oversees the listed company's relationship with Nasdaq.

Competing for Trading Volume in Exchange-Listed Securities.

Competition between InterMarket participants and various exchanges works to ensure that customers are able to obtain quality trade executions specific to their needs, and at a reasonable price. A significant amount of investor self-directed, on-line trading activity in listed securities is today executed on InterMarket. These orders forgo the exposure of the auction trading systems of the exchanges in favor of the negotiated execution services provided by InterMarket participants.

The current business environment provides the opportunity for a vigorous Nasdaq InterMarket effort to increase market share by encouraging additional market makers and ECNs to participate. Nasdaq InterMarket operates a transaction credit program designed to lower costs for InterMarket participants executing trades through Nasdaq facilities. The program allows InterMarket participants to share in the tape revenue Nasdaq receives as the participant in the CTA Plan. In addition, in May 2000, Nasdaq redesigned certain systems to improve the InterMarket trading environment. As more quotes and orders are displayed within Nasdaq InterMarket, trading among its participants could expand, increasing the value of the Nasdaq facilities that support Nasdaq InterMarket.

Creating a Single Stock Futures Market. On March 20, 2001, Nasdaq entered into a non-binding letter of intent and is currently negotiating a definitive agreement with the London International Financial Futures and Options Exchange ("LIFFE") to create a new U.S. joint venture company that will list and trade single stock futures. Established in 1982, LIFFE is an electronic exchange which enables its users to manage their risk to foreign exchange rates and interest rates through the offering of markets for a range of financial and non-financial derivative instruments. These instruments include futures and options products on short-term interest rates, government bonds, equities (including equities in the U.S., the U.K. and continental Europe), indices and commodity products. In 1998, LIFFE transformed its market from a floor-based trading system to a screen-based electronic system through the implementation of its LIFFE CONNECT(TM) electronic system. The products of the new joint venture are expected to be traded through the LIFFE CONNECT(TM) electronic system.

Technology

Nasdaq was the world's first electronic screen-based stock market and its use of new computer networking, telecommunications, and information technologies distinguishes it from other U.S. securities markets. Nasdaq embraces automation through the effective use of technology as the key to the future of financial markets. Using technology, Nasdaq eliminates the need for a physical trading floor and enables securities firms across the country to compete freely with one another in a screen-based environment. Nasdaq also employs technology to maximize its ability to communicate with investors, issuers, traders, the media, and others. Nasdaq technologies include:

Nasdaq Workstation II. Introduced in 1995, NWII is a proprietary operating system for Nasdaq's network, which is described below. This operating system gives securities traders access to a centralized processing complex, which provides quotation service, automated trade executions, real-time reporting, trade negotiations, and clearing. Nasdaq's trading terminals are now on the desks of approximately 9,000 users. With NWII, traders are immediately connected to Nasdaq's electronic trading network. NWII employs advanced Windows technology to create a fast, flexible, and convenient trading environment running on a variety of platforms that can be integrated with most in-house systems. An application programming interface allows approximately 2,400 users currently to customize NWII to meet their own presentation needs. Telecommunications services also operate under Computer-to-Computer ("CTCI") and handle all the same functions with the exception of quote updates (i.e. a member firm can use their own computer to perform the functions). Types of customers include market makers, order entry firms, ECN's and UTP Plan exchanges. Services are distributed through sophisticated computers and high-speed telecommunications networks. Customers are invoiced for the EWNII connection and the respective logins. For the year ended December 31, 2000, NWII generated revenues of $121.5 million or 14% of total revenue for that year. For the years ended December 31, 1999 and 1998 total revenues from NWII were $87.6 million and $49.3 million respectively.

The Nasdaq Network. Many of Nasdaq's transaction and market information services are delivered via the EWNII telecommunications network, which was jointly designed by Nasdaq and WorldCom Inc. Worldcom built the EWNII and now owns and manages it. Nasdaq leases the network from WorldCom for a monthly fee.

The EWNII is the infrastructure that carries the vast majority of trading information and trading services to Nasdaq market participants. Trade reporting, SOES trades and the distribution of market data to vendors is accomplished through separate networks, which are now being integrated with the EWNII. The EWNII employs technology that is designed to ensure delivery of information to market participants without delay. This technology provides market participants with simultaneity; that is, absolutely equal access to the information they need to make trading decisions. Thus, response times and the ability to enter quotes, make trades, and see changes in the market is identical for all participants. With simultaneity, Nasdaq is able to provide the same high level of service to investors and traders across a wide geographic range, which includes the continental United States, and parts of Canada. Users connect to the EWNII through NWII or a NWII modified with the use of an application program interface. Connections to EWNII use two separate communications lines, so that if there is a failure on one line, messages are routed through the backup line. The EWNII data center is located in Trumbull, Connecticut, with a backup facility in Rockville, Maryland.

The EWNII is presently capable of handling a four billion share trading day. The architecture of network is designed so that resources can be added to the infrastructure to allow for higher levels of traffic as Nasdaq continues to grow. Since the introduction of the EWNII in August 1999 the capacity of the network has been doubled to meet growing market demand.

The Processing Complex. Nasdaq's quote, trade execution, and trade reporting systems are based on mainframe technology and are located in a processing complex in Trumbull, Connecticut. The systems routinely handle trade volume of over two billion shares daily and over 4,000 transactions per second. In addition, these systems have substantial reserve capacity to handle far greater levels of activity. An alternate processing complex located in Rockville, Maryland backs up the Trumbull technology center.

Data Repository. Market data from Nasdaq's quote and trade execution systems are transferred via high-speed communications links to a market data repository in Rockville, Maryland. At this facility, eight terabytes of online data are available for real-time analysis, historical analysis, market surveillance and regulation, and data mining. The information is provided to applications and users through relational database and higher-level access facilities. The data is also available for delivery to Internet applications.

Nasdaq Tools. On March 7, 2000, Nasdaq purchased Financial Systemware, Inc. ("FSI"), a manufacturer of software products. FSI became a wholly-owned subsidiary of Nasdaq that has been named Nasdaq Tools, Inc. ("Nasdaq Tools"). Nasdaq Tools has an order routing and quote management product that allows for, among other things, automatic execution of a liability order, automatic updating of a security's market, and the ability to decline subsequent orders at the same price. Nasdaq Tools is in the process of introducing a new service bureau product. "Tools Plus" is a position management system with real-time valuation, including profit and loss calculations, automatic execution and display of orders, risk management features, direct ECN access (for SEC Ordering Handling Rule compliance), and storage of information in a database and/or report format. It also provides an Order Audit Trail System ("OATS(sm)") compliance feature that handles transaction reporting via e-mail to regulatory agencies.

Strategic Technology Alliances. Historically, Nasdaq has demonstrated an ability to adapt current technology to provide an efficient, robust, and fault tolerant price discovery network. To continue its successful evolution, Nasdaq has formed partnerships and alliances with innovative technology leaders, including the following:

WorldCom. In November 1997, Nasdaq committed to a six-year, $600 million dollar contract for WorldCom Inc. to build and maintain the EWNII, a custom Extranet that would expand Nasdaq's daily trading capacity to four billion shares a day, with the capability of scaling up to eight billion shares a day. The EWNII is one of the world's largest and most sophisticated information systems, delivering time-sensitive information from Nasdaq's Trumbull, Connecticut technology center to traders nationwide and giving Nasdaq sophisticated routing and information collection capabilities.

Microsoft. Nasdaq uses Microsoft technology to drive Nasdaq.com and other Web sites. In addition, Microsoft products are in broad use throughout Nasdaq, including Microsoft Exchange for e-mail and sharing information; NT and Windows 2000 servers for application, file, and print support; and Windows workstations for applications and professional productivity. Future potential technology alliances with Microsoft include site and information linkages between Nasdaq.com and Microsoft's MoneyCentral Web site. The alliance may sponsor industry standard solutions for Internet-based financial information exchange and management.

TIBCO. Nasdaq has formed an alliance with TIBCO Software Inc. ("TIBCO") to develop a series of innovative applications utilizing TIBCO information bus technology, which simplifies and manages communications between diverse systems and platforms. These applications include the real-time dissemination of market data, population of data on the Nasdaq.com Web site, and planned use of the technology in next-generation workstation products. Future uses of TIBCO technology may include the development and deployment of next-generation market systems, and extension of publish-and-subscribe technology to additional data distribution channels inside and outside Nasdaq.

Primex. On December 9, 1999, Nasdaq signed a letter of intent with Primex Trading N.A., LLC to provide investors and market makers with a new electronic trading platform. The new system will allow users to seek price improvement opportunities for their customers' orders by electronically exposing them to participants who compete for the orders based on price within the context of the best quotes publicly displayed. The technology will be offered exclusively to Nasdaq and is scheduled to launch in 2001.

IndigoMarkets. IndigoMarkets(sm) Ltd., a joint venture company with SSI Ltd. of India, was established in May 2000. Nasdaq Global currently has a 55% interest in the venture. The company will create market systems for Nasdaq global markets, including Nasdaq Japan. IndigoMarkets is also expected to license its products to other customers worldwide. In October 2000, Indigo Markets created a wholly-owned Indian subsidiary, Indigo Markets India Private Ltd. The purpose of the new subsidiary is to license products to Indian customers as well as to provide ongoing maintenance and consulting services.

BIOS Group. On June 25, 1999, Nasdaq and the BIOS Group, a research and development organization based in Santa Fe, New Mexico, formed the Nasdaq/BIOS R&D Joint Venture, LLC (the "Nasdaq BIOS JV"). This joint venture is owned 50% by Nasdaq and 50% by the BIOS Group. The purpose of the joint venture is to spawn inventions and applied research to advance the business objectives of Nasdaq. Nasdaq will retain a right of first refusal on any intellectual property generated as a result of the joint venture. Nasdaq has the exclusive right to any technologies related to its business objectives.

Competition

Transaction Services. Nasdaq's core trading service is the provision of the Nasdaq network that provides for the entry and real-time broadcast of quotes to market makers and ECNs. Competing stock exchanges or network providers may develop ways to replicate Nasdaq's network more efficiently than Nasdaq and persuade a critical mass of market participants to switch to the new network/market. Another threat to Nasdaq's network revenue could emerge if competing stock exchanges were able to find ways to link into the network effectively while avoiding the subscription fees paid by member firms. The SEC could require Nasdaq to distribute the quotations of independent exchanges or the NASD through the Nasdaq network without permitting Nasdaq to charge the same quotation fees that Nasdaq may assess on Nasdaq quote providers. If this were to occur, Nasdaq would, in effect, incur added costs potentially without an opportunity to recover such costs from its full user base. In addition, Nasdaq's order routing systems face a number of forms of competition from ECNs and third-party service bureaus that handle order routing.

To counter this pressure, Nasdaq has looked to enhance its technology and the services it provides to its members, refine its pricing approach and increase member awareness of Nasdaq's role as a provider of liquidity in the United States and internationally. For example, Nasdaq plans to enhance its order routing and execution services through the implementation of the NNM Execution System, the addition of Primex, a new price improvement system, and the introduction of its new price quotation and trading platform, SuperMontage. Nasdaq has also commenced operations in Europe and Japan to extend the benefits and lower costs of Nasdaq internationally.

Issuer Services. There are approximately 4,700 companies listed on Nasdaq, more than any other U.S. equities market. As of December 31, 200, Nasdaq had the highest percentage of publicly traded technology and service companies in the U.S. There are more than 480 foreign companies listed on Nasdaq, more than any other U.S. equities market.

Nasdaq competes primarily with the NYSE for listings. Every year, a number of Nasdaq-listed companies leave Nasdaq for the NYSE. For the year ended December 31, 2000, 25 companies moved from Nasdaq to the NYSE while one switched from the NYSE to Nasdaq. Historically, Rule 500 of the NYSE, which required supermajority stockholder approval before a listed company could delist from the NYSE, made it extremely difficult for issuers on the NYSE to leave voluntarily. As of December 31, 2000 only two issuers have transferred from the NYSE to Nasdaq. A recent amendment to Rule 500 allows a company to delist from the NYSE if it obtains the approval of its board of directors and its audit committee, publishes a press release announcing its proposed delisting and sends a written notice to its largest 35 stockholders of record (U.S. stockholders of record if a non-U.S. issuer) alerting them to the proposed delisting. Nasdaq believes that Rule 500 in its modified form may continue to constitute an impediment to Nasdaq's ability to compete for NYSE listings.

In addition, for smaller companies, the option of not listing on any market also exists. Markets for the securities of such companies are made by securities firms who voluntarily post quotes or indications of interest. Two leading vehicles for posting of quotes are the OTC Bulletin Board, currently owned and operated by Nasdaq, and the NQB Pink Sheets owned by the National Quotation Bureau, a privately-held firm. The National Quotation Bureau currently operates an electronic version of the Pink Sheets, allowing for the more frequent updating of quotes. This enhancement to the Pink Sheets may lead some companies to reconsider the value of a Nasdaq listing and increase the level of listing competition Nasdaq faces at the small-company end of the spectrum.

Market Information Services. Nasdaq's data services revenue is under competitive threat from other stock exchanges that trade Nasdaq stocks, including the established regional exchanges. Current SEC regulations permit national securities exchanges to trade certain securities that are not listed on an exchange, including NNM securities, pursuant to Nasdaq's UTP Plan that is submitted to and approved by the SEC. Nasdaq's UTP Plan entitles these exchanges to a share of Nasdaq's data revenue, roughly proportional to its share of trading as measured by share volume and number of trades. Currently, only the Chicago Stock Exchange and the Cincinnati Stock Exchange trade Nasdaq securities pursuant to the UTP Plan. For the years 1998, 1999 and 2000, the Chicago Stock Exchange's share of trading was 0.15, 1.11% and 2.50%, respectively. The Cincinnati Stock Exchange did not commence trading under the UTP Plan until 2001. For the three month period ended March 31, 2001, the Chicago Stock Exchange's share of trading was 2.66% and the Cincinnati Stock Exchange's share of trading was .0067%. The Boston Stock Exchange, Philadelphia Stock Exchange, and the Pacific Exchange have indicated their intent to commence trading in Nasdaq securities pursuant to the UTP Plan but are not expected to trade a large number of Nasdaq stocks in the future. In addition, at least two ECNs have applied for exchange registration and expressed interest in becoming UTP Plan participants.

During the last few years, there has been an increase in the number of ECNs. In general, ECNs subscribe to the network service, report trades to ACT, and use Nasdaq's order routing systems. On one level, an ECN performs the same function as a market maker bringing buyers and sellers together. However, ECNs pose a potential threat to Nasdaq's business because under the new SEC guidelines, they could register as securities exchanges. In this case, they would be eligible for a share of the UTP Plan revenue generated by the sale of Nasdaq's data products, and their use of Nasdaq's systems could diminish.

Despite the potential threat, Nasdaq's market share of trade and share volume remains at 97.5% at present. Additionally, the exchange registration filings for Pacific/Archipelago and Island have not yet been approved by the SEC. Amex has not yet formalized its intention to trade Nasdaq securities through a filing with the SEC. Overall, there is a potential for a significant erosion in Nasdaq's market share of trading activity, and thus data revenue; however, there are real impediments to the success of present and future alternative exchanges in their ability to compete with Nasdaq in a meaningful way.

Employees

As of December 31, 2000, Nasdaq had approximately 1,200 employees. In connection with efforts to maximize revenues, reduce costs and improve organizational efficiency, Nasdaq implemented a 10% reduction in its workforce on June 27, 2001. None of its employees is subject to collective bargaining agreements or is represented by a union. Nasdaq considers its relations with its employees to be good.

The NASD

Organized under the 1938 Maloney Act, the NASD, which operates subject to the SEC's oversight, is the largest SRO in the United States with a membership that includes virtually every broker/dealer that engages in securities business with the U.S. public. The NASD's founding mandate was to standardize the securities industry's principles and practices, to promote high standards of commercial honor, to advance just and equitable principles of trade for investor protection, to adopt and enforce rules of fair practice, and to foster member observance of federal and state securities laws.

Nasdaq was founded by the NASD in 1971. NASD Regulation, Inc. ("NASDR"), was established in 1996 as a separate, independent subsidiary of the NASD. It was created as part of a restructuring of the NASD, a major feature of which was to separate the regulation of the broker/dealer professionals and surveillance of Nasdaq from Nasdaq. NASDR regulates securities markets for the benefit and protection of the investor. In carrying out this mission, NASDR has assumed a substantial portion of the NASD's responsibilities of being the securities industry's largest self-regulator. In 2000, the NASD formed a new wholly-owned subsidiary called NASD Dispute Resolution Inc., ("NASD Dispute Resolution") formerly known as the NASD Regulation Office of Dispute Resolution. NASD Dispute Resolution administers the NASD's arbitration, mediation and other alternative dispute- resolution services. In 1998, a newly-formed wholly-owned subsidiary of the NASD acquired the operations of the American Stock Exchange Inc.

Nasdaq's Relationship to the NASD and its Affiliates

At a special meeting of NASD members held on April 14, 2000, more than a majority of NASD members approved the Restructuring through a two-phase private placement of (1) newly-issued shares of Common Stock, and (2) the Warrants to purchase shares of Common Stock owned by the NASD. The Restructuring was intended, among other things, to strategically realign the ownership of Nasdaq, minimize potential conflicts of interest between Nasdaq and NASDR, and allow Nasdaq to respond to current and future competitive challenges caused by technological advances and the increasing globalization of financial markets.

In connection with the first phase of the Restructuring ("Phase I"), (1) the NASD separated Amex from The Nasdaq-Amex Market Group ("Market Group"), a holding company that was a wholly-owned subsidiary of the NASD; (2) Market Group was then merged with and into Nasdaq; (3) Nasdaq effected a 49,999-for-one stock dividend creating 100 million shares of Common Stock outstanding (all of which were initially owned by the NASD); and (4) Nasdaq authorized the issuance of an additional 30.9 million in new shares of Common Stock to be offered for sale by Nasdaq as part of the Restructuring.

As of May 4, 2001, the NASD owns approximately 31% of Nasdaq assuming all Warrants purchased in Phase I and Phase II are fully exercised
(approximately 70% assuming no Warrants are exercised).

Nasdaq's legal authority to operate as a stock market is delegated to it by the NASD under the Delegation Plan. Nasdaq has initiated the process with the SEC for Exchange Registration by filing an application with the SEC. If Nasdaq obtains Exchange Registration it will receive its own SRO status, separate from that of the NASD. As a SRO, Nasdaq will have its own rules regarding listing, membership, trading and regulation-rules that are distinct and separate from those administered by the NASD. Broker-dealers will be able to choose to become members of Nasdaq, in addition to their other SRO memberships.

Nasdaq is seeking Exchange Registration for a number of reasons. Exchange Registration allows Nasdaq to separate fully from the NASD, thereby furthering one of the principal goals of the Restructuring, the strategic realignment of Nasdaq's ownership from NASD's membership to a broad class of investor-owners interested in Nasdaq's long-term success. In addition, separation from the NASD will allow Nasdaq to more easily raise capital for technology and for operational improvements. Exchange Registration will also eliminate the disparity of treatment under certain state laws between securities that are "listed on an exchange" and those that are not. Nasdaq's domestic and global profile will be enhanced as Nasdaq will become known as a securities exchange on the same terms as other U.S. registered-exchange markets allowing Nasdaq to better respond to the competition it faces. In addition, Exchange Registration will allow Nasdaq to better compete with European exchanges which have, or plan to, become publicly-traded companies.

Nasdaq's application for Exchange Registration was published by the SEC for public comment on June 13, 2001. The comment period lasts for 45 days and will end on July 30, 2001. In connection with Exchange Registration, the SEC is conducting a review of Nasdaq's current rules and operations. The SEC also has requested certain changes be made to the national market system plans. In addition, the SEC has also indicated that the approval of Exchange Registration is linked to the NASD's obligation to provide an alternative facility to NASD members to trade exchange listed securities. As a result, it is likely that the NASD will be required to build a residual market for Nasdaq, NYSE and Amex listed securities. Upon the conclusion of the comment period, the SEC will review any comment letters received and then issue an order granting Exchange Registration or begin proceedings to disapprove the application. The SEC may also extend the comment period or request that Nasdaq extend their time for review of Nasdaq's application. Exchange Registration is not expected to occur until later this year or early next year.

As a result, prior to Exchange Registration, Nasdaq will continue to operate under the Delegation Plan, under which the NASD has delegated responsibility for market-operation functions to Nasdaq. Though Nasdaq exercises primary responsibility for market-related functions, including market-related rulemaking and interpretations, all actions taken pursuant to delegated authority by the NASD are subject to review, ratification or rejection by the NASD Board. As long as the Delegation Plan remains in effect, the NASD Board will continue to have authority over Nasdaq. The current structure will continue until Nasdaq is reconstituted as a SRO, which will become effective upon Exchange Registration.

For purposes of governing their ongoing relationship, Nasdaq and the NASD, or their affiliates, have entered into, or intend to enter into, various agreements involving the provision of services such as market surveillance and other regulatory functions, cash management and other financial services, legal, facilities sharing, information services, corporate, and other administrative services. See "Item 7 - Certain Relationships and Related Transaction - The NASD."

In furtherance of the goals of the Restructuring, the NASD has determined to sell by June 30, 2002 those shares of Common Stock that it owns (other than shares underlying outstanding Warrants), subject to market conditions and the NASD's ability to obtain a fair price. The foregoing shall not require the NASD to sell shares of Common Stock at a price that is lower than $13 per share of Common Stock or any higher price that may be obtained in any significant sale by Nasdaq of Common Stock subsequent to Phase II. The NASD has also determined, commencing upon Exchange Registration, to vote its shares of Common Stock (other than shares underlying then-outstanding Warrants) in the same proportion as the other common stockholders of Nasdaq. In order to enable the NASD to effect the foregoing sale in a fair and efficient manner, Nasdaq has agreed to provide the NASD with demand and piggyback registration rights as well as "tag-along" rights to participate in future private sales by Nasdaq of Common Stock for cash. See "Recent Transactions." In addition, on May 22, 2001, Robert Glauber, Chief Executive and President of the NASD, and Hardwick Simmons, Chief Executive of Nasdaq, issued a joint letter to the members of the NASD announcing an arrangement between the two companies whereby there will continue to be a certain overlap between the members of the NASD Board and the Nasdaq Board only until such time as Nasdaq is granted Exchange Registration.

Prior to the Restructuring, Nasdaq had access to many support functions of the NASD, including: cash management and other financial services, real estate, legal, surveillance, and other regulatory services, information services, and corporate and administrative services. In connection with the Restructuring, Nasdaq has entered into, and intends to enter into, various intercompany arrangements with the NASD and its affiliates for the provision of these services on an on-going or transitional basis. See "--Risk Factors--Nasdaq faces potential conflicts of interest with related parties" and "--Risk Factors--The intercompany agreements may not be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties" and "Item 7. Certain Relationships and Related Transactions."

Recent Transactions

In Phase I, on June 28, 2000, Nasdaq sold an aggregate of 23,663,746 shares of Common Stock for an aggregate consideration of $260,301,206. The NASD sold an aggregate of 6,415,049 Warrants to purchase an aggregate amount of 25,660,196 shares of Common Stock and an aggregate of 323,196 shares of Common Stock owned by the NASD for an aggregate consideration of $74,120,695.

In the second phase of the Restructuring ("Phase II"), on January 18, 2001, Nasdaq sold an aggregate of 5,028,797 shares of Common Stock for an aggregate consideration of $65,374,361. The NASD sold an aggregate of 4,392,345 Warrants to purchase an aggregate amount of 17,569,380 shares of Common Stock and an aggregate of 4,222,295 shares of Common Stock owned by the NASD for an aggregate consideration of $116,382,665. Investors in Phase I and Phase II consisted of NASD members, Nasdaq market participants, issuers with securities quoted on Nasdaq and other strategic partners.

On May 3, 2001, Nasdaq issued and sold $240,000,000 in aggregate principal amount of its 4% Convertible Subordinated Debentures due 2006 (the "Subordinated Debentures") to Hellman & Friedman Capital Partners IV, L.P. and certain of its affiliated limited partnerships (collectively, "Hellman & Friedman"). The Subordinated Debentures are convertible at any time into an aggregate of 12,000,000 shares of Common Stock, subject to adjustment. Hellman & Friedman owns approximately 9.8 percent of Nasdaq on an as-converted basis. In connection with the transaction, Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit Hellman & Friedman to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the five percent voting limitation in Nasdaq's Restated Certificate of Incorporation (the "Certificate of Incorporation"). In addition, Nasdaq has also agreed that in the event that the Nasdaq Board approves an exemption from the foregoing five percent limitation for any person (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, Nasdaq will grant Hellman & Friedman a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption. In connection with the transaction, Nasdaq granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. Additionally, Nasdaq agreed to permit Hellman & Friedman to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased. Nasdaq has elected F. Warren Hellman to fill a vacant directorship on the Nasdaq Board pursuant to the foregoing provision.

On May 3, 2001, Nasdaq used the net proceeds from the sale of the Subordinated Debentures to purchase 18,461,538 shares of Common Stock from the NASD for $13 per share for an aggregate purchase price of $239,999,994. These repurchased shares have been cancelled and are no longer outstanding. In connection with the transaction, Nasdaq and the NASD have agreed to enter into an Investor Rights Agreement pursuant to which Nasdaq will grant the NASD certain demand and piggyback registration rights with respect to the shares of Common Stock owned by it.

On April 25, 2001, the Nasdaq Board approved in principle to take steps to prepare for an initial public offering (the "IPO") of its Common Stock. Nasdaq's ability to consummate an IPO, and the timing of an IPO, will depend on a variety of factors including recognition for Nasdaq by the SEC that it meets the qualifications for Exchange Registration, the progress of several important technology initiatives (e.g., SuperMontage), and favorable market conditions.

Risk Factors

This Registration Statement contains forward-looking statements that involve risks and uncertainties. Nasdaq's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by Nasdaq described below and elsewhere in this Registration Statement.

The risks and uncertainties described below are not the only ones facing Nasdaq. Additional risks and uncertainties not presently known to Nasdaq or that Nasdaq currently believes to be immaterial may also adversely affect Nasdaq's business. If any of the following risks actually occur, Nasdaq's business, financial condition, or operating results could be materially adversely affected.

Nasdaq's operating results could fluctuate significantly in the future.

Nasdaq's operating results may fluctuate significantly in the future as a result of a variety of factors, including: (i) a decrease in the trading volume in Nasdaq; (ii) increased competition from alternative market venues that might reduce market share and create pricing pressure; (iii) competition from the NYSE or new competing exchanges for new listings; (iv) a reduction in market data revenue; (v) the rate at which Nasdaq obtains new listings and maintains its current listings; (vi) regulatory changes and compliance costs; (vii) Nasdaq's ability to utilize its capital effectively; (viii) Nasdaq's ability to manage personnel, overhead, and other expenses, in particular technology expenses; and (ix) general market and economic conditions.

Nasdaq's business could be harmed by market fluctuations and other risks associated with the securities industry generally.

A substantial portion of Nasdaq's revenues is tied to the trading volume of its listed securities. Trading volume is directly affected by economic and political conditions, broad trends in business and finance, and changes in volume and price levels of securities transactions. An adverse change affecting the economy or the securities markets could result in a decline in trading volume. Nasdaq is also particularly affected by declines in trading volume in technology and Internet-related stocks because a significant portion of its customers trade in these types of stocks and a large number of technology and Internet-related companies are listed on Nasdaq. A downturn in the initial public offering market is also likely to have an adverse effect on Nasdaq's revenues, including, in particular, revenues from listing fees. A decline in trading volume would lower transaction services revenues, and Nasdaq's profitability may be adversely affected if it is unable to reduce costs at the same rate. For example, in the first quarter of 2001, 31 initial public offerings were brought to market on Nasdaq compared to 165 in the first quarter of 2000. There were also 95 de-listed companies in the first quarter of 2001 compared to 36 during the same time period last year. Consequently, Nasdaq's issuer services revenues declined in the first quarter of 2001. Further downward trends in general market conditions could adversely affect Nasdaq's revenues and reduce its profitability if Nasdaq cannot reduce its costs at the same rate to offset such trends.

Substantial competition could reduce Nasdaq's market share and harm Nasdaq's financial performance.

It is possible that a competing securities exchange, network provider, or technology company could develop ways to replicate Nasdaq's network more efficiently than Nasdaq and persuade a critical mass of market participants to switch to a new network. The NYSE has announced that it might buy or build its own electronic network for trading Nasdaq stocks and has announced that it is in discussions with seven other exchanges in Europe, Asia, and the Americas to form a set of global alliances that would be intended to allow investors to trade throughout the day. This could have an adverse effect on Nasdaq's business, financial condition, and results of operation.

SelectNet is Nasdaq's automated market service that enables securities firms to route orders, negotiate terms, and execute trades in Nasdaq-listed securities. If there is an increase in the number of market makers or ECNs that determine they do enough order routing traffic to justify setting up a proprietary network for their traffic, Nasdaq may be forced to reduce its fees further or risk losing its share of the order routing business. In addition, certain system providers link many Nasdaq market makers. These systems may be able to increase the number of orders executed through their systems versus the Nasdaq systems. A reduction in the order routing business could have an adverse effect on Nasdaq's business, financial condition, and operating results.

The traditional products and services offered by markets are being unbundled. Historically, Nasdaq has provided listings, execution services, information services, and regulatory services to the investing public. Currently, there are many competitors operating in the execution services market. Nasdaq has not historically implemented pricing strategies that isolate its various businesses. Due to competition in the execution services business, as well as Nasdaq's past practice of bundling products and services, it is uncertain whether Nasdaq will be able to compete successfully in this business. Furthermore, Nasdaq faces multiple pricing constraints, including in particular, regulatory constraints, that may prevent it from competing effectively in certain markets.

Substantial competition could reduce Nasdaq's issuer services revenues.

Nasdaq faces competition for listings from other primary exchanges, especially from the NYSE. In addition to competition for initial listings, Nasdaq also competes with the NYSE to maintain listings. In the past, a number of issuers listed on Nasdaq have left Nasdaq for the NYSE each year. The largest 50 Nasdaq-listed issuers (based on U.S. market value) accounted for approximately 51% of total dollar volume traded on Nasdaq for the year ended December 31, 2000. Therefore, the loss of one or more of these issuers would result in a significant decrease in revenues from Nasdaq's issuer services.

ECNs do not currently provide listing venues, although such systems can register as an exchange and compete with traditional exchanges and Nasdaq for the execution and market data business. At least two ECNs have applied to become registered as a national securities exchange. If these new exchanges are successful in attracting trading volume and do not continue to use Nasdaq transaction systems, traditional listings will become less profitable to Nasdaq as they will not provide corresponding revenue from trade executions and the sale of market data. In addition, if ECNs become exchanges, they may enter the competition for issuer listings. There can be no assurances that Nasdaq will be able to maintain or increase its listing revenues. The reduction in initial listings or the loss of a top issuer could have an adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq's market information services revenues are threatened by other exchanges trading Nasdaq stocks.

Current SEC regulations permit national securities exchanges to trade certain securities that are listed on Nasdaq pursuant to the UTP Plan. If the UTP Plan participants' share of trades in Nasdaq stocks increases substantially, Nasdaq's financial condition and operating results could be adversely affected. In addition, since the allowable costs that are shared by UTP Plan participants and the fees Nasdaq can charge for data products are not exclusively set by Nasdaq, Nasdaq's control over its revenue and cost base under the UTP Plan is limited. Current amendments to the UTP Plan under negotiation include (i) an increase in the number of the eligible securities over a one year period from 1,000 to all 4,734 NNM and Nasdaq SmallCap Market securities, and (ii) the elimination of the floor and ceiling limits on the amount of market data revenue Nasdaq must share with the UTP Plan participants. These and other amendments could have a materially adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq may lose trade reporting revenue if it loses its status as an ESIP.

Under the UTP Plan, Nasdaq collects quotation and last sale information from competing exchanges (currently the Chicago Stock Exchange and the Cincinnati Stock Exchange) and consolidates such information with its own. Nasdaq sells this information for a Tape Fee. Under the revenue sharing provision of the UTP Plan, Nasdaq is permitted to deduct certain costs associated with acting as an ESIP from the total amount of Tape Fees collected. The SEC has stated that as a condition of extending the UTP Plan, the parties to the UTP Plan must negotiate in good faith to revise the UTP Plan so that it provides for either (i) a fully viable alternative ESIP for all Nasdaq securities or a fully viable alternative non-exclusive SIP. If Nasdaq loses its status as an ESIP under the UTP Plan, the revenues received from Tape Fees may decrease.

Nasdaq may lose trade reporting revenues if more market participants bypass the comparison feature of its trade reporting system.

As market participants continue to establish automated trading links with one another and lock-in transactions externally from Nasdaq, the use of the ACT comparison function as a percentage of total trading volume will continue to decrease. This negatively affects revenue, since firms are using ACT for trade reporting, but not for comparison. Although ACT comparison revenue actually increased by more than $10 million in fiscal year 2000 over fiscal year 1999, this increase was due primarily to increased trading volumes, particularly during the first quarter of 2000 in OTC Bulletin Board securities.

Certain Congressional and SEC reviews could result in a reduction in data fees that could reduce Nasdaq's revenues.

The SEC is reviewing concerns by industry members that the present level of data fees do not properly reflect the costs associated with their collection, processing and distribution. As noted above, the SEC has established the SEC Advisory Committee on Market Data and its recommendation is due on September 30, 2001. Nasdaq has argued that there are regulatory, market capacity, and other related costs of operating the market. A fee realignment that does not recognize the full market costs of creating and delivering market data could reduce overall data revenues in the future and adversely affect Nasdaq's business, financial condition, and operating results.

Legislation was introduced and hearings were held in the last session of Congress pertaining to whether stock exchanges and markets have a property right to quote and trade data. Hearings were held again on this subject in March and April 2001. Since securities firms are required to supply the market operator with quote and trade information, some have argued that the operator has no right to be able to sell the data back to the securities firms. This issue continues to be debated and the outcome could have a significant impact on the viability of Nasdaq's data revenue and, as a consequence, on its business, financial condition, and operating results.

Nasdaq is subject to extensive regulation that may harm its ability to compete with less regulated entities.

Under current federal securities laws, changes in Nasdaq's rules and operations, including its pricing structure, must be approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals submitted by Nasdaq. In addition, the SEC may delay the initiation of the public comment process or the approval process. This delay in approving changes, or the altering of any proposed change, could have an adverse effect on Nasdaq's business, financial condition, and operating results.

System limitations and failures could harm Nasdaq's business.

Nasdaq's business depends on the integrity and performance of the computer and communications systems supporting it. If Nasdaq's systems cannot be expanded to cope with increased demand or fail to perform, Nasdaq could experience: (i) unanticipated disruptions in service, (ii) slower response times, and (iii) delays in the introduction of new products and services. These consequences could result in lower trading volumes, financial losses, decreased customer service and satisfaction, litigation or customer claims, and regulatory sanctions. Nasdaq has experienced occasional systems failures and delays in the past and it could experience future systems failures and delays.

Nasdaq uses internally developed systems to operate its business, including transaction processing systems to accommodate increased capacity. However, if Nasdaq's trading volume increases unexpectedly, Nasdaq will need to expand and upgrade its technology, transaction processing systems and network infrastructure. Nasdaq does not know whether it will be able to project accurately the rate, timing, or cost of any increases, or expand and upgrade its systems and infrastructure to accommodate any increases in a timely manner.

Nasdaq's systems and operations also are vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses, intentional acts of vandalism, and similar events. Nasdaq currently maintains multiple computer facilities to provide full service during system disruptions, and has facilities in place that are expected to maintain service during a system disruption. Any system failure that causes an interruption in service or decreases the responsiveness of Nasdaq's service could impair its reputation, damage its brand name, and negatively impact its revenues. Nasdaq also relies on a number of third parties for systems support. Any interruption in these third-party services or a deterioration in the performance of these services could also be disruptive to Nasdaq's business and have a material adverse effect on its business, financial condition, and operating results.

Nasdaq may not be able to keep up with rapid technological and other competitive changes affecting the structure of the securities markets.

The markets in which Nasdaq competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing services and products, the introduction of new services and products, and changing customer demands. These market characteristics are heightened by the emerging nature of the Internet and the trend for companies from many industries to offer Internet-based products and services. In addition, the widespread adoption of new Internet, networking, or telecommunications technologies or other technological changes could require Nasdaq to incur substantial expenditures to modify or adapt its services or infrastructure. Nasdaq's future success will depend on its ability to respond to changing technologies on a timely and cost-effective basis. Nasdaq's operating results may be adversely affected if it cannot successfully develop, introduce, or market new services and products. In addition, any failure by Nasdaq to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in other product development efforts, could have a material adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq may have difficulty managing its growth.

Over the last several years, Nasdaq has experienced significant growth in its business and the number of its employees. Nasdaq may not be able to continue to manage its growth successfully. In an attempt to stimulate future growth, Nasdaq has undertaken several initiatives to increase its business, including enhancing existing products, developing new products, and forming strategic relationships. The increased costs associated with Nasdaq's initiatives may not be offset by corresponding increases in its revenues. The growth of Nasdaq's business has required, and will continue to require, Nasdaq to increase its investment in technology, management personnel, market regulatory services, and facilities. No assurance can be made that Nasdaq has made adequate allowances for the costs and risks associated with this expansion, that its systems, procedures, or controls will be adequate to support its operations, or that its management will be able to offer and expand its services successfully. If Nasdaq is unable to manage its growth effectively, its business, financial condition, and operating results could be adversely affected.

Nasdaq may need additional funds to support its business plan.

Nasdaq depends on the availability of adequate capital to maintain and develop its business. Nasdaq believes that its current capital requirements will be met from internally generated funds and from the funds raised in connection with the Restructuring. However, based upon a variety of factors, including the rate of market acceptance of Nasdaq's new products, the cost of service and technology upgrades, and regulatory costs, Nasdaq's capital requirements may vary from those currently planned. There can be no assurance that additional capital will be available on a timely basis, or on favorable terms or at all.

Nasdaq may not be successful in executing its international strategy.

In order to take advantage of anticipated opportunities that will arise outside the United States, Nasdaq intends to invest significant resources in developing strategic partnerships with non-U.S. stock markets. Nasdaq has had only very limited experience in developing localized versions of its services and in marketing and operating its services internationally. To date, Nasdaq's international efforts have not yet achieved profitability. There can be no assurance that Nasdaq will be able to succeed in marketing its branded services and developing localized services in international markets. Nasdaq may experience difficulty in managing its international operations because of, among other things, competitive conditions overseas, difficulties in supervising foreign operations, managing currency risk, established domestic markets, language and cultural differences, political and economic instability, and changes in regulatory requirements or the failure to obtain requested regulatory changes and approvals. Any of the above could have an adverse effect on the success of Nasdaq's international operations and, consequently, on Nasdaq's business, financial condition, and operating results. See "Item 1. Business-Nasdaq's Strategic Initiatives" and "-Pursuing Global Market Expansion."

Extended hours trading may have a negative impact on Nasdaq's business.

Today, market participants, including some ECNs, are trading beyond traditional market hours (9:30 a.m. to 4:00 p.m., Eastern time). Extending trading hours may put additional stress on the financial services industry. Nasdaq has extended the availability of its trade reporting and quotation systems from 8:00 a.m. until 6:30 p.m. Eastern time. Specifically, the systems involved include ACT, ACES, CAES/ITS, SelectNet, the NQDS, Nasdaq Trade Dissemination Service, and Nasdaq Level 1 Service (which disseminates real-time, inside quote updates, as well as the 4:00 p.m. closing prices). Certain Nasdaq participants have been unable to modify their technology to accommodate the expansion of trading hours and attendant regulatory requirements. To date, volume in extended hours trading remains relatively low. However, to the extent that a large extended hours session develops and participants in Nasdaq are not prepared to handle the additional capacity, Nasdaq may lose trading volume to more technologically advanced competitors. In addition, insufficient interest in extended hours trading could result in decreased liquidity, increased volatility, or degeneration of price discovery, all of which could potentially undermine the public confidence in Nasdaq and adversely affect Nasdaq's business, financial condition, and operating results. In addition, the revenues generated by trading in the extended hours market may not be sufficient to cover costs associated with such trading.

Failure to protect its intellectual property rights could harm Nasdaq's brand-building efforts and ability to compete effectively.

To protect its rights to its intellectual property, Nasdaq relies on a combination of trademark laws, copyright laws, patent laws, trade secret protection, confidentiality agreements, and other contractual arrangements with its employees, affiliates, clients, strategic partners, and others. The protective steps Nasdaq has taken may be inadequate to deter misappropriation of its proprietary information. Nasdaq may be unable to detect the unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. Nasdaq has registered, or applied to register, its trademarks in the U.S. and in 40 foreign jurisdictions and has pending U.S. and foreign applications for other trademarks. Effective trademark, copyright, patent, and trade secret protection may not be available in every country in which Nasdaq offers or intends to offer its services. Failure to protect its intellectual property adequately could harm its brand and affect its ability to compete effectively. Further, defending its intellectual property rights could result in the expenditure of significant financial and managerial resources, which could adversely affect Nasdaq's business, financial condition, and operating results.

Lack of operating history as a for-profit entity with private ownership interests.

While Nasdaq has an established operating history, it has only operated as a for-profit company with private ownership interests since June 28, 2000. Therefore, Nasdaq is subject to the risks and uncertainties associated with any newly independent company. Nasdaq has had access to many support functions of the NASD, including: cash management and other financial services, real estate, legal, surveillance, and other regulatory services, information services, and corporate and administrative services. Nasdaq has entered into, and intends to enter into, various intercompany arrangements with the NASD and its affiliates for the provision of these services on an on-going or transitional basis. See "-Nasdaq faces potential conflicts of interest with related parties" and "-The intercompany agreements may not be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties" and "Item 7. Certain Relationships and Related Transactions." In addition, Nasdaq's initiatives designed to increase operating efficiencies may not yield the expected benefits or efficiencies and may be subject to delays, unexpected costs, and cost overruns, all of which could have an adverse effect on Nasdaq's business, financial condition, and operating results.

Failure to attract and retain key personnel may adversely affect Nasdaq's ability to conduct its business.

Nasdaq's future success depends on the continued service and performance of its senior management and certain other key personnel. For example, Nasdaq is dependent on specialized systems personnel to operate, maintain, and upgrade its systems. The inability of Nasdaq to retain key personnel or retain other qualified personnel could adversely affect Nasdaq's business, financial condition, and operating results. See "Item 5. Directors and Executive Officers."

Nasdaq is subject to risks relating to litigation and potential securities laws liability.

Many aspects of Nasdaq's business potentially involve substantial risks of liability. While Nasdaq enjoys immunity for certain self-regulatory organization activities, it could be exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and other federal and state agencies. These risks include, among others, potential liability from disputes over the terms of a trade, the claim that a system failure or delay cost a customer money, that Nasdaq entered into an unauthorized transaction or that it provided materially false or misleading statements in connection with a securities transaction. As Nasdaq intends to defend any such litigation actively, significant legal expenses could be incurred. An adverse resolution of any future lawsuit or claim against Nasdaq could have an adverse effect on its business, financial condition, and operating results.

Nasdaq's networks may be vulnerable to security risks.

As with other computer networks, it is possible that Nasdaq's networks may be vulnerable to unauthorized access, computer viruses, and other security problems. Persons who circumvent security measures could wrongfully use Nasdaq's information or cause interruptions or malfunctions in Nasdaq's operations. Nasdaq is required to continue to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any such breaches. Although Nasdaq intends to continue to implement industry-standard security measures, these measures may prove to be inadequate and result in system failures and delays that could lower trading volumes and have an adverse effect on Nasdaq's business, financial condition, and operating results.

Nasdaq faces potential conflicts of interest with related parties.

As of May 4, 2001, the NASD beneficially owns, on a fully diluted basis, approximately 31% of Nasdaq's outstanding Common Stock (approximately 70% if no Warrants are exercised). See "Item 10. Recent Sales of Unregistered Securities." Until Exchange Registration, the shares of Common Stock underlying any unexpired and unexercised tranches of Warrants sold in the Restructuring by the NASD, as well as the shares of Common Stock purchased through the valid exercise of such Warrants, will be voted at the direction of the NASD. In addition, after giving effect to the increase in the size of the Nasdaq Board effective immediately after the 2001 Annual Meeting, 10 of the 18 members of the Nasdaq Board will also be members of the NASD Board. Until Exchange Registration, the NASD will be in a position to continue to control substantially all matters affecting Nasdaq, including any determination with respect to the direction and policies of Nasdaq, acquisition or disposition of assets, future issuances of securities of Nasdaq, Nasdaq's incurrence of debt, and any dividend payable on the Common Stock.

Conflicts of interest may arise between Nasdaq and the NASD, or its affiliates, in a number of areas relating to their past and ongoing relationships, including the nature, quality, and pricing of services rendered; shared marketing functions; tax and employee benefit matters; indemnity agreements; sales or distributions by the NASD of all or any portion of its ownership interest in Nasdaq; or the NASD's ability to influence certain affairs of Nasdaq prior to Exchange Registration. There can be no assurance that the NASD and Nasdaq will be able to resolve any potential conflict or that, if resolved, Nasdaq would not receive more favorable resolution if it were dealing with an unaffiliated party.

Conflicts may also arise between Nasdaq and Amex by virtue of commitments made by the NASD in connection with its acquisition of Amex.

The intercompany agreements may not be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties.

For purposes of governing their ongoing relationship, Nasdaq and the NASD, or their affiliates, have entered into, or intend to enter into, various agreements involving the provision of services such as market surveillance and other regulatory functions, cash management and other financial services, legal, facilities sharing, information services, corporate, and other administrative services. However, as of the date hereof, Nasdaq has only fully negotiated a contract with the NASDR pursuant to which NASDR will regulate Nasdaq trading activity. The NASDR will continue regulating trading activity on Nasdaq under the new long-term contract that establishes the various functions NASDR will perform and the price that Nasdaq will pay for these functions. The functions covered under this contract are substantially the same type and scope as those NASDR had previously performed under Delegation Plan.

The terms of the other intercompany agreements have not yet been fully negotiated. Although it is the intention of the parties to negotiate agreements that provide for arm's length, fair market value pricing, there can be no assurance that these contemplated agreements, or the transactions provided in them, will be effected on terms as favorable to Nasdaq as could have been obtained from unaffiliated third parties. The cost to Nasdaq for such services could increase at a faster rate than its revenues and could adversely affect Nasdaq's business, financial condition, and operating results. See "Item 7. Certain Relationships and Related Transactions."

The SEC may challenge or not approve Nasdaq's plan to become a national securities exchange or it may require changes in the manner Nasdaq conducts its business before granting this approval.

The SEC may not approve Nasdaq's proposal to be registered as a national securities exchange or may require changes in the manner Nasdaq conducts its business before granting this approval. Failure to be so registered could adversely effect Nasdaq's competitive position and could have a material adverse effect on Nasdaq's business conditions and business prospects.

In connection with Exchange Registration, certain changes must be made to the national market system plans. Certain participants may object to, or request modifications to amendments proposed by Nasdaq. Failure to resolve these issues in a timely manner could delay Exchange Registration. In addition, the SEC has also indicated that the approval of Exchange Registration is linked to the NASD's obligation to provide an alternative facility to allow NASD members to report trades and disseminate quotations in exchange listed securities. Any significant delay or failure on the part of the NASD to build this residual market could also delay the SEC's approval of Exchange Registration.

There can be no assurance that Exchange Registration will occur or that the registration process will occur in a timely manner. Because of the nature of the regulatory process and the variety of market structure issues that would have to be resolved across all markets, the registration process could be lengthy. The failure to be approved as an exchange by the SEC may have negative implications on the ability of Nasdaq to fund its planned initiatives.

The SEC has not yet agreed and may not agree to Nasdaq's proposal to continue to operate the OTC Bulletin Board after Exchange Registration.

Nasdaq may face competition from the establishment of a "residual market" by the NASD.

In the SEC's January 2001 order approving SuperMontage, it noted that in order to address concerns that Nasdaq's position as an ESIP would compel participation in SuperMontage, the NASD has committed to provide NASD members with the ability to opt-out of SuperMontage by providing an alternative quotation and transaction reporting facility for NASD members. In addition, the SEC has also indicated that the approval of Exchange Registration is linked to the NASD's obligation to provide an alternative facility to allow NASD members to report trades and disseminate quotations in exchange listed securities. As a result, it is likely that the NASD will be required to build a residual market for Nasdaq, NYSE, and Amex listed securities. If this market becomes a viable alternative to Nasdaq, then Nasdaq faces the risk of reduced market share in transactions and market information services revenues, which would adversely affect Nasdaq's business, financial condition, and operating results.

Nasdaq will not pay cash dividends for the foreseeable future.

Nasdaq anticipates that earnings, if any, will be retained for the development of its business and that no cash dividends will be declared on the Common Stock for the foreseeable future.

Provisions of Delaware law and Nasdaq's governing documents may delay or prevent its takeover.

Nasdaq is organized under the laws of the State of Delaware and was incorporated in 1979. Certain provisions of Delaware law may have the effect of delaying or preventing a transaction that would cause a change in Nasdaq's control. In addition, certain provisions of the Certificate of Incorporation and Nasdaq's By-Laws (the "By-Laws") may delay, defer, or prevent this type of transaction, even if Nasdaq's stockholders consider the transaction to be in their best interests. For example, the Certificate of Incorporation places limitations on the voting rights of persons, other than the NASD or any other person as may be approved by the Nasdaq Board prior to the time such person owns more than 5% of the then outstanding shares of Common Stock, who otherwise would be entitled to exercise voting rights in respect of more than 5% of the then outstanding shares of Common Stock. As a result, third parties are limited from exercising voting control over Nasdaq. Moreover, it is possible that the SEC might object to any action of the Nasdaq Board that would permit certain persons from being exempted from the foregoing restriction on voting power. In addition, in response to the SEC's concern about a concentration of ownership of Nasdaq, Nasdaq's Exchange Registration application includes a rule that prohibits any Nasdaq member or any person associated with a Nasdaq member from beneficially owning more than five percent of the outstanding shares of Common Stock. Other provisions make the removal of incumbent directors and the election of new directors more time consuming and difficult, which may discourage third parties from attempting to obtain control of Nasdaq, even if the change in control would be in the best interests of its stockholders. See "Item 11. Description of Registrant's Securities to be Registered."

Item 2.  Financial Information.

The following table presents summary consolidated financial and operating data for Nasdaq. The data presented in this table are derived from "Selected Consolidated Financial Data of Nasdaq" and the consolidated financial statements and notes thereto which are included elsewhere in this Registration Statement. You should read those sections for a further explanation of the financial data summarized here. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Nasdaq" section, which describes a number of factors which have affected Nasdaq's financial results.




                    Selected Consolidated Financial Data


                                                           Year Ended December 31,
                                                           ------------------------
                                             1996         1997         1998        1999         2000
                                     --------------------------------------------------------------------
                                     (in thousands, except per share data and number of listed companies)

Statement of Income Data:
Revenues:
     Transaction services                  $118,500     $174,741   $ 160,506     $283,652     $395,123
     Market information services             99,446      126,436     152,665      186,543      258,251
     Issuer services                        111,832      113,019     137,344      163,425      184,595
     Other                                    2,452        2,530         308          628       30,040
                                        -----------  ----------- -----------  -----------  -----------
        Total revenues                      332,230      416,726     450,823      634,248      868,009

Expenses:
     Compensation and benefits               54,090       64,324      78,565       98,129      133,496
     Marketing and advertising               34,356       53,817      42,483       62,790       45,908
     Depreciation and amortization           24,405       31,336      34,984       43,696       65,645
     Professional and contract services      17,233       22,259      35,127       35,282       61,483
     Computer operations and data
     communications                          45,757       61,438      72,111      100,493      138,228
     Travel, meetings, and training           6,547        7,310       7,750       10,230       12,113
     Occupancy                                4,380        4,883       5,354        6,591       14,766
     Publications, supplies, and postage      4,512        5,223       5,208        4,670        7,181
     Interest                                   136          797       1,962        2,143        2,130
     Other                                    8,995       13,763      14,742       22,666       24,375
                                        -----------  ----------- -----------  -----------  -----------
         Total direct expenses              200,401      265,150     298,286      386,690      505,325

     Support cost from related parties, net  70,293       85,880     100,841      115,189      128,522
                                        -----------  ----------- -----------  -----------  -----------
         Total expenses                     270,694      351,030     399,127      501,879      633,847

Net operating income                         61,536       65,696      51,696      132,369      234,162
Interest                                      6,341        7,522       9,269       12,201       20,111
Provision for income taxes
                                            (27,522)     (33,187)    (26,010)     (58,421)    (105,018)
Minority interest in earnings                     -            -           -            -          872
                                        -----------  ----------- -----------  -----------  -----------
Net income                                   40,355       40,031      34,955       86,149      150,127
Weighted average common shares          100,000,000  100,000,000 100,000,000  100,000,000  112,090,493
outstanding 1
Basic and diluted net income per share        $0.40        $0.40       $0.35        $0.86        $1.34



Other Data:
EBITDA 2                                   $92,418      $97,032      $86,680     $176,065      $322,049
Capital expenditures                        54,361       79,887       33,605       94,193       119,040
Net cash provided by operating              62,469       76,755       56,723      134,625       249,320
  activities
Net cash used in investing activities      (50,726)    (123,064)     (58,150)    (130,657)     (286,009)
Net cash provided by financing                  21       29,766          156        3,876       288,348
  activities
Number of listed companies                   5,556        5,487        5,068        4,829         4,734
Shares traded                          138,100,000  163,900,000  202,000,000  272,600,000   442,700,000


                                                                   As of December 31,
                                            1996           1997           1998           1999           2000
                                                                     (in thousands)
Balance Sheet Data:
Cash and cash equivalents                 $ 20,547        $ 4,025        $ 2,754         10,598        262,257
Working capital                             92,953         84,668        122,512        154,372        472,341
Total assets                               270,654        353,134        405,885        578,254      1,075,317
Total long term obligations                 14,097         41,362         41,248         78,965         71,325
Total stockholders' equity                 189,135        229,166        266,255        352,012        764,901


----------------------

(1) Gives effect to the June 28, 2000, 49,999-for-one stock dividend of the shares of Common Stock for years ended 1996-2000.

(2) EBITDA consists of earnings before net interest, income taxes, depreciation, and amortization. EBITDA is presented to clarify Nasdaq's operating results and it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles.




Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of the financial condition and results of operations of Nasdaq should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Registration Statement. This discussion contains forward-looking statements that involve risks and uncertainties. Nasdaq's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Item 1. Business-- Risk Factors" and elsewhere in this Registration Statement.

Overview

As of December 31, 2000, the NASD owned approximately 60% of Nasdaq assuming all Warrants purchased in Phase I are fully exercised (approximately 81% assuming no Warrants are exercised). Phase II of the Restructuring closed in January 2001. Subsequent to the closing of Phase II and the repurchase by Nasdaq of 18,461,538 shares of Common Stock from the NASD on May 3, 2001, the NASD owns approximately 31% of Nasdaq assuming all Warrants purchased in Phase I and Phase II are fully exercised (approximately 70% assuming no Warrants are exercised). Transactions between Nasdaq and the NASD are on a cost basis and are allocated on a monthly basis through transfer pricing mechanisms.

Revenues

Nasdaq's revenues increased from $450.8 million for the year ended December 31, 1998 to $868.0 million for the year ended December 31, 2000, representing a compound annual growth rate of 38.8%. Nasdaq's total revenues for the year ended December 31, 2000 were $868.0 million, representing a 36.9% increase from $634.2 million for the year-ended December 31, 1999.

Nasdaq has three main revenue sources: transaction services, market information services, and issuer services. For the year ended December 31, 2000, transaction services revenues of $395.1 million increased $111.4 million or 39.3% from $283.7 million for the year ended December 31, 1999. Transaction services consist of SelectNet, the NWII, SOES, ACT, and other direct execution and comparison services. SelectNet, the high-volume automated execution service, provided revenues of $113.5 million, an increase of $30.4 million or 36.6% for the year ended December 31, 2000 from $83.1 million for the year ended December 31, 1999, due to an increase in average trade volume.

SOES, a system providing for the automatic execution of small market orders, provided revenues of $32.2 million for the year ended December 31, 2000, an increase of $12.5 million or 63.2% from $19.7 million for the year ended December 31, 1999, due to an increase in volume of SOES executions. The NNM Execution System will result in the migration of significant volume from SelectNet to SOES upon its implementation, which is currently scheduled for the third quarter of 2001. The integrated pricing approach envisioned for the NNM Execution System is consistent with the volume-based discount pricing introduced in 1999. It is expected that under this plan lost revenue from migrated SelectNet volume will be replaced by additional NNM Execution System revenue.

ACT, the automated service that speeds the post-execution steps of reporting price and volume comparison and clearing of pre-negotiated trades completed in Nasdaq and OTC Bulletin Board securities, provided revenues of $100.0 million for the year ended December 31, 2000, an increase of $31.9 million or 46.8% from $68.1 million for the year ended December 31, 1999, due to increases in volume. ACT risk management revenue decreased by over $1 million dollars from fiscal year 1999 to fiscal year 2000, due to Nasdaq's April 2000 implementation of a $10,000 cap per clearing firm -correspondent relationship per month. Risk management revenue will decrease further in 2001 due to the first full year under the $10,000 cap. Risk management monthly revenues are stabilized, and are projected to generate approximately $7 million in 2001 revenue, down from approximately $13 million in fiscal year 2000. Nasdaq is contemplating a further clarification to this rule, which would require SEC approval and which specifies that clearing firms will only be charged ACT risk management for those correspondents they choose to monitor through ACT risk management. This means that firms will have the ability to discontinue the use of this service for certain correspondents and not pay ACT risk management fees, thus reducing Nasdaq revenue. Nasdaq projects a potential revenue loss of $1 million dollars due to the implementation of this rule.

NWII is the trader's direct connection to Nasdaq. This primary trading device, along with APIs, provided over $121.6 million in revenues for the year ended December 31, 2000, an increase of $34.0 million or 38.8% from $87.6 million in revenues for the year ended December 31, 1999. Transaction services revenue results primarily from trading volume. Trading volume continues to be strong during the first quarter of 2001.

For the year ended December 31, 2000, market information revenues of $258.3 million increased $71.8 million or 38.5% from $186.5 million for the year ended December 31, 1999. The majority of revenues in market information are generated by Nasdaq's Level 1 and last sale service fees that are based on the number of terminals or access lines that a user may subscribe to receive market information or are alternatively assessed on a per-quote fee basis for non-professional users. These services allow real-time access to:
(1) inside quotes (highest bid and lowest ask) for all securities listed on the NNM and The Nasdaq SmallCap Market; (2) inside quotes for OTC Bulletin Board securities; (3) trade price and volume information for Nasdaq, OTC Bulletin Board, and other over-the-counter equities; (4) intraday calculations for the major Nasdaq indexes; and (5) daily net asset values and associated information for over 8,000 money market and mutual funds. Level 1 revenues increased by approximately $24.6 million or 18.2% to $159.6 million for the year ended December 31, 2000 from $135.0 million for the year ended December 31, 1999 as new and existing subscribers increased the demand for terminals, access lines and data. For further information regarding market information revenues, see the sections in "Business" entitled "-- Products and Services" and "-- Competition."

Another major revenue contributor in market information is NQDS. This continuous stream of quoted trade information allows information vendors to create a display similar to the NWII. In addition to providing subscribers with the inside quotes, NQDS provides subscribers with quotes of each individual market maker and ECNs. NQDS revenues increased by approximately $42.3 million or 130.6% to $74.8 million for the year ended December 31, 2000 from $32.5 million for the year ended December 31, 1999.

The final major component of market information revenues relates to Nasdaq InterMarket tape revenues. Nasdaq InterMarket tape revenues increased by approximately $4.7 million or 27.4% to $21.9 million for the year ended December 31, 2000, from $17.2 million for the year ended December 31, 1999 due to increases in quote and trading volume.

The overall growth in market information revenues is primarily due to an increase in non-professional demand as measured by the increase in the number of average non-professional market data terminals in service of 507,000 or 268.0% to 696,000 for the year ended December 31, 2000 from 189,000 for the year ended December 31, 1999. Additionally, the growth was driven by an increase in the average number of non-professional quote inquiries of 15.4 million per day or 112.9% to 29.0 million per day for the year ended December 31, 2000 from 13.6 million per day for the year ended December 31, 1999. Market information services revenue results from trading volume and the demand for access to the trade and quote related data. As noted above, trading volume continues to be strong during the first quarter of 2001.

Issuer services revenues of $184.6 million increased $21.2 million or 13.0% for the year ended December 31, 2000 from $163.4 million for the year ended December 31, 1999. Issuer revenues are generated through fees for initial listings, secondary offerings, and annual renewal fees for companies listed on Nasdaq. A slowing of IPOs in 2001 could result in lower issuer services revenues.

Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenues

Total revenues were $868.0 million for the year ended December 31, 2000, representing a 36.9% increase from $634.2 million for the year ended December 31, 1999. This increase was largely driven by growth in trading volumes. Overall average daily share volume on Nasdaq increased by 62.4%, from 1.08 billion shares per day for the year ended December 31, 1999 to
1.77 billion shares per day for the year ended December 31, 2000. Market information services revenues of $258.3 million increased $71.8 million or 38.5% for the year ended December 31, 2000 from $186.5 million for the year ended December 31, 1999, primarily due to an increase in non-professional demand partially offset by fee adjustments for non-professional market information users. Transaction services revenues of $395.1 million increased $111.4 million or 39.3% for the year ended December 31, 2000 from $283.7 million for the year ended December 31, 1999, primarily due to an increase in average daily share volume demand partially offset by fee adjustments. Issuer services revenues of $184.6 million increased $21.2 million or 13.0% for the year ended December 31, 2000 from $163.4 million for the year ended December 31, 1999, primarily due to a 17.1% increase in the average size of initial public offerings and secondary offerings. Other revenue increased $29.4 million in 2000 compared to 1999 primarily as a result of Nasdaq 100 trademark and licensing fees of $11.7 million, Nasdaq Tools revenues of $ 6.8 million, Nasdaq.com advertising revenues of $5.9 million, and MarketSite revenues of $4.2 million. Nasdaq Tools, Nasdaq.com and the MarketSite had no revenue in 1999.

Direct Expenses

Direct expenses increased $118.6 million or 30.7% to $505.3 million for the year ended December 31, 2000 from $386.7 million for the year ended December 31, 1999.

Compensation costs increased $35.4 million or 36.1% to $133.5 million for the year ended December 31, 2000 from $98.1 million for the year ended December 31, 1999 primarily due to the increase in higher level staff required to support the business and operational demands created by the rapid growth of the market during 2000. An increase in headcount of approximately 171 employees or 16.4% to 1,214 employees as of December 31, 2000, from 1,043 employees as of December 31, 1999 accounted for a portion of the increase of $20.8 million, or 31%, increase in salaries as well as for the $1.8 million, or 122%, increase in recruiting costs. The salaries increase is comprised of $10 million to maintain the capacity growth issues in the data center, $6.9 million to manage the system enhancements and production support from system engineering and $3.9 million for marketing, legal, sales and retention, and corporate management as the demutualization staff was being added. Overall compensation also increased due to a $4.7 million, or 18%, increase for incentive compensation, a $4.6 million, or 69%, increase in retirement and savings plan expense and a $3.5 million increase in other compensation.

Marketing and advertising costs decreased $16.9 million or 26.9% to $45.9 million for the year ended December 31, 2000 from $62.8 million for the year ended December 31, 1999, primarily due to a decrease in scale of the media advertising campaign run in the fall of 2000 as compared to the fall campaign run in 1999.

Computer operations and data communications costs increased $37.7 million or 37.5% to $138.2 million for the year ended December 31, 2000 from $100.5 million for the year ended December 31, 1999, due increased costs for software licenses and hardware maintenance costs for the operating environment to accommodate the growth in share volume. Maintenance and software costs increased $14.4 million for growth in capacity between 1999 and 2000. Help desk and network licenses increased costs by $2.3 million, hardware maintenance costs increased $5.4 million, the Tandem lease costs increased $1.3 million, software leases and maintenance costs increased $3.9 million, and computer supplies and cabling costs increased $1.5 million. Communications and Data costs increased $23.3 million due to increased EWNII T-1 communications line lease charges for new customers and upgraded bandwidth or processing speed costs. Nasdaq's total share volume for the year ended December 31, 2000 increased approximately 63.5% compared to the year ended December 31, 1999. The complex is capable of processing four billion shares on a peak day.

Professional and contract services costs, net of amounts capitalized under Statement of Position 98-1 as described in the notes to consolidated financial statements, increased $26.2 million or 74.2% to $61.5 million for the year ended December 31, 2000 from $35.3 million for the year ended December 31, 1999. The main projects included in current year professional and contract services expense are Nasdaq Global and related international initiatives, design costs related to Nasdaq.com and Nasdaq online, vendor services for the new Nasdaq MarketSite(SM)("MarketSite") and broadcast facility located in Times Square, New York, and helpdesk and desktop support costs provided by Electronic Data Systems Corporation ("EDS").

Depreciation expense increased $21.9 million or 50.1% to $65.6 million for the year ended December 31, 2000 from $43.7 million for the year ended December 31, 1999, primarily due to purchases of computer hardware necessary to handle the growth in trading volumes.

The remaining direct expenses increased $14.3 million or 30.9% to $60.6 million for the year ended December 31, 2000 from $46.3 million for the year ended December 31, 1999. This was primarily due to an increase in occupancy costs as a result of the MarketSite and broadcast facility in Times Square, New York.

Support Costs

Support costs from related parties increased by $13.3 million or 11.5% to $128.5 million for the year ended December 31, 2000 from $115.2 million for the year ended December 31, 1999. Specifically, Nasdaq incurred increased surveillance and other regulatory charges from NASDR. Surveillance and other regulatory charges are comprised primarily of the costs relating to technological investments for market surveillance as well as direct costs for enforcement and other regulation services. Surveillance and other regulatory charges from NASDR increased by $14.8 million or 22.7% to $79.9 million for the year ended December 31, 2000 from $65.1 million for the year ended December 31, 1999. Additionally, contributing to the increase is a decline in the amount of Nasdaq costs charged to Amex of $9.1 million or 65.0% to $4.9 million for the year ended December 31, 2000 from $14.0 million for the year ended December 31, 1999. These increases are partially offset by a decrease in support costs from the NASD of $10.5 million or 16.4% to $53.6 million for the year ended December 31, 2000 from $64.1 million for the year ended December 31, 1999, primarily since support of Nasdaq's computer desktop operations was outsourced to EDS effective June 1, 1999. Prior to June 1, 1999, these services were provided to Nasdaq by the NASD. Amounts charged to related parties are netted against charges from related parties in the "Support cost from related parties, net" line item on the Consolidated Statements of Income.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

Revenues

Total revenues increased $183.4 million or 40.7% to $634.2 million for the year ended December 31, 1999 from $450.8 million for the year ended December 31, 1998. Results for the year ended December 31, 1999 reflect the strong U.S. equity market performance experienced as evidenced by an increase in average daily share volume on Nasdaq of approximately 35% as compared to the previous year. Transaction services revenues of $283.7 million increased $123.2 million or 76.8% for the year ended December 31, 1999 from $160.5 million for the year ended December 31, 1998, primarily due to an increase in average daily share volume of 108.5% to over 1.3 million average trades per day during the year ended December 31, 1999 as compared to over 0.6 million average trades per day during the year ended December 31, 1998. Market information services revenues of $186.5 million increased $33.4 million or 22.2% for the year ended December 31, 1999 from $152.7 million for the year ended December 31, 1998, primarily due to a 35.7% growth in the number of subscribers of market quote and trade data services. Issuer services revenues of $163.4 million increased $26.1 million or 19.0% for the year ended December 31, 1999 from $137.3 million for the year ended December 31, 1998, primarily due to an increase in the number and size of initial public offerings, spin-offs, and movement of issuers into Nasdaq from other markets.

Direct Expenses

Direct expenses increased $88.4 million or 29.6% to $386.7 million for the year ended December 31, 1999 from $298.3 million for the year ended December 31, 1998.

Compensation costs increased $19.5 million or 24.8% to $98.1 million for the year ended December 31, 1999 from $78.6 million for the year ended December 31, 1998, primarily due to an increase in headcount of approximately 228 employees to 1,042 employees as of December 31, 1999, from 814 employees as of December 31, 1998 that represents a 28.0% increase in headcount. The majority of new employees are technology staff needed for system enhancements and development initiatives and are performing services for Nasdaq that would have been otherwise provided by independent contractors.

Marketing and advertising costs increased $20.3 million or 47.8% to $62.8 million for year ended December 31, 1999 from $42.5 million for the year ended December 31, 1998, primarily due to an extensive media advertising campaign run during the fall of 1999 to promote brand-awareness.

Computer operations and data communications costs increased $28.4 million or 39.4% to $100.5 million for the year ended December 31, 1999 from $72.1 million for the year ended December 31, 1998, primarily due to the initial installation of circuits for EWNII in 1998. EWNII is the new Nasdaq network to connect Nasdaq's computerized market facilities to market participants. The EWNII increase in installations in 1998 resulted in increased recurring costs in 1999 for the communications lines as customers converted from EWNI circuits to EWNII T-1 leased lines at nearly double the cost.

Professional and contract services costs net of amounts capitalized under Statement of Position 98-1 as described in the notes to consolidated financial statements included elsewhere in this Registration Statement increased $0.2 million or 0.6% to $35.3 million for the year ended December 31, 1999, from $35.1 million for the year ended December 31, 1998. The main projects included in current year professional and contract services expense are development costs related to the New Amex Equity Book ("NAMEX") and the Integrated Quote Management System ("IQMS"). NAMEX displays to market professionals the aggregate size and price of equity orders on the book away from the best bid and offer. The costs incurred by Nasdaq in assisting Amex in the development of NAMEX are charged back to Amex as support costs provided to related parties. Amounts charged to related parties are netted against charges from related parties in the "Support cost from related parties, net" line item on the Consolidated Statement of Income. For the year ended December 31, 1999, approximately $11.7 million of NAMEX development costs that would have otherwise been capitalized as an internally developed software cost were expensed in the fourth quarter of 1999 by Nasdaq after a determination not to implement the system. IQMS was intended to replace Nasdaq's current quotation environment, consolidate Nasdaq's various quotation applications and enable Nasdaq to handle decimalization, an industry-wide initiative to convert securities systems pricing figures from fractions to decimals. In May 2000, it was determined that designing the current system to handle the decimalization would present lower technological risk than would further work on IQMS.

Depreciation expense increased $8.7 million or 24.9% to $43.7 million for the year ended December 31, 1999 from $35.0 million for the year ended December 31, 1998, primarily due to purchases of computer hardware necessary to handle the growth in Nasdaq trading volume.

The remaining direct expenses increased $11.3 million or 32.3% to $46.3 million for the year ended December 31, 1999 from $35.0 million for the year ended December 31, 1998. This was primarily due to an increase in other direct expenses that includes a $5.6 million increase in the allowance related to performance under the EWNII contract with WorldCom Inc. Nasdaq partnered with WorldCom Inc. to deploy a state of the art communications infrastructure to link Nasdaq's computerized market facilities to the market participants. WorldCom Inc. provides networking and management services to the EWNII in return for revenues generated by EWNII and a deposit fee paid by Nasdaq. Although the deposit will be refunded if Nasdaq attains certain revenue targets, the allowance is established for any unrecoverable amounts. Other direct expenses also increased due to Nasdaq's contribution to The Nasdaq Stock Market Educational Foundation, Inc. of $10.0 million for the year ended December 31, 1999 compared to $5.0 million for the year ended December 31, 1998. Contributions to The Nasdaq Stock Market Educational Foundation, Inc. were made in the fourth quarters of the years ended December 31, 1998 and December 31, 1999. The foundation is a non-profit membership organization established and operated exclusively to advance educational purposes, principally involving the study of business, economics, and finance.

Support Costs

Support costs from related parties increased by $14.4 million or 14.3% to $115.2 million for the year ended December 31, 1999 from $100.8 million for the year ended December 31, 1998, primarily due to the increase in support charges from the NASD which largely represent costs incurred by the NASD to develop and maintain technology on behalf of Nasdaq. Specifically, support costs from the NASD increased by $11.5 million or 21.9% to $64.1 million for the year ended December 31, 1999 from $52.6 million for the year ended December 31, 1998, primarily due to an increase in technology development costs as a result of Nasdaq Japan, various Year 2000 ("Y2K") initiatives, and an increase in overall network environment costs necessary to support the increase in trade volume. In addition, Nasdaq incurred surveillance and other regulatory charges from NASDR. Surveillance and other regulatory charges are comprised primarily of the costs relating to technological investments for market surveillance as well as direct costs for enforcement and other regulation services. Surveillance and other regulatory charges from NASDR increased by $7.8 million or 13.6% to $65.1 million for the year ended December 31, 1999, from $57.3 million for the year ended December 31, 1998. Nasdaq charged Amex $14.0 million as support costs provided to related parties in the year ended December 31, 1999. This amount consists of $9.2 million of non-technology services provided such as marketing services performed by Nasdaq on behalf of Amex as well as $4.8 million of technological support related to the development of new systems such as NAMEX and the enhancement of existing Amex systems. Amounts charged to related parties are netted against charges from related parties in the "Support cost from related parties, net" line item on the Consolidated Statements of Income.

Liquidity and Capital Resources

December 31, 2000 compared to December 31, 1999

Cash and cash equivalents and available for sale securities totaled $494.4 million as of December 31, 2000, an increase of $330.2 million from $164.2 million as of December 31, 1999. Working capital increased $318.3 million to $472.6 million as of December 31, 2000, from $154.3 million as of December 31, 1999.

Cash and cash equivalents increased $251.7 million to $262.3 million as of December 31, 2000, primarily due to cash provided by financing activities as a result of the net proceeds received from Phase I which equaled $253.3 million.

For the year ended December 31, 2000, operating activities provided net cash inflows of $249.3 million, primarily due to cash received from customers of $713.4 million less cash paid to suppliers, employees, and related parties of $403.8 million and income taxes paid of $101.2 million.

Net cash used in investing activities was $286.0 million for the twelve months ended December 31, 2000, due in part to capital expenditures to complete construction of the MarketSite and broadcast facility in Times Square and the acquisition of Financial Systemware, Inc. In addition, Nasdaq continued to make capital investments in technology to continue to support Nasdaq's system capacity needs. The remaining cash used in investing activities is attributable to purchases of investments with the proceeds of the Phase I offering that exceeded the sales and maturities of investments.

Cash provided by financing activities was $288.3 million as of December 31, 2000, primarily due to the net proceeds received from Phase I which equaled approximately $253.3 million. Nasdaq will use the proceeds to invest in new technology, implement and form strategic alliances, implement its pricing strategies, and build its brand identity through marketing programs. Also contributing to cash provided from financing activities was $30.0 million in capital contributions to Nasdaq Europe Planning Company Limited from the minority shareholders.

Additionally, in connection with the closing of Phase II on January 18, 2001, Nasdaq yielded net proceeds of approximately $63.7 million. Nasdaq believes that the liquidity provided by existing cash and cash equivalents, investments, and cash generated from operations will provide sufficient capital to meet operating requirements. Nasdaq has generated positive cash flows annually in each of the five years included in this filing and believes it will continue to do so in the future to meet both short and long term operating requirements.

December 31, 1999 compared to December 31, 1998

Cash and cash equivalents and available for sale securities totaled $164.2 million as of December 31, 1999, an increase of $31.6 million from $132.6 million as of December 31, 1998. Working capital increased $33.5 million to $154.3 million as of December 31, 1999, from $120.8 million as of December 31, 1998.

Cash and cash equivalents increased $7.8 million to $10.6 million as of December 31, 1999, primarily due to cash provided by operating activities of $134.6 million, partially offset by cash used in investing activities of $130.7 million.

In the year ended December 31, 1999, operating activities provided net cash inflows of $134.6 million, primarily due to cash received from customers of $527.9 million less cash paid to suppliers, employees, and related parties of $352.9 million.

Net cash used in investing activities was $130.7 million in the year ended December 31, 1999, due in part to an increase in capital expenditures related to construction of the new MarketSite and broadcast facility in Times Square in New York City totaling approximately $31.0 million. In addition, Nasdaq made capital investments of approximately $60.0 million in technology to continue to support Nasdaq's system capacity needs. The remaining cash used in investing activities is attributable to purchases of investments that exceeded the proceeds from sales and maturities of investments.

Nasdaq had no significant financing activities during the year ended December 31, 1999, as the cash generated by operations was sufficient to fund planned growth and capital requirements.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risks of changes in the value of a financial instrument, derivative or non-derivative, caused by fluctuations in interest rates, foreign exchange rates, and equity prices. As of December 31, 2000, Nasdaq's investment portfolio consists primarily of floating rate securities, obligations of U.S. Government sponsored enterprises, municipal bonds, and commercial paper. Nasdaq's primary market risk is associated with fluctuations in interest rates and the effects that such fluctuations may have on its investment portfolio and outstanding debt. The weighted average maturity of the fixed income portion of the portfolio is 1.05 years as of December 31, 2000. Nasdaq's outstanding debt obligation specifies a fixed interest rate until May 2007 and a floating interest rate based on the lender's cost of funds until maturity in 2012. The investment portfolio is held primarily in short term investments with maturities averaging approximately one year. Therefore, management does not believe that a 100 basis point fluctuation in market interest rates will have a material effect on the carrying value of Nasdaq's investment portfolio or outstanding debt, or on the Company's earnings or cash flows.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement of Financial Accounting Standards ("SFAS") No. 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In June 1999, the FASB issued SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133" that defers the date of adoption of SFAS No. 133 such that it is effective for fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an Amendment of FASB Statement No. 133" that addresses a limited number of issues causing implementation difficulties for a large number of entities preparing to apply SFAS No. 133. Nasdaq adopted SFAS 133 with no transition adjustments recorded and no impact on the financial statements.

Item 3.  Properties.


The following is a description of Nasdaq's material properties as of June 15, 2001.


---------------------------------------------------------------------------------------------------------------------
Location                      Use                                Size (Approximate, in    Type of Possession
                                                                 square feet)
---------------------------------------------------------------------------------------------------------------------
Gaithersberg, Maryland        General office space               66,000                   Leased by the NASD.
                                                                                          Nasdaq reimburses the NASD
                                                                                          for the amounts due under
                                                                                          the lease
---------------------------------------------------------------------------------------------------------------------
New York, New York            Location of MarketSite             26,000                   Leased by the NASD, which
                                                                                          will be making an
                                                                                          assignment to Nasdaq
---------------------------------------------------------------------------------------------------------------------
New York, New York            Nasdaq headquarters                78,000                   Sublease from the NASD
---------------------------------------------------------------------------------------------------------------------
New York, New York            General office space               24,000                   Leased by Nasdaq
---------------------------------------------------------------------------------------------------------------------
Rockville, Maryland           Location of Nasdaq data center     110,000                  Ownership will be
                                                                                          transferred to Nasdaq by
                                                                                          the NASD in exchange for
                                                                                          the transfer by Nasdaq of
                                                                                          a 58,000 s.f. office
                                                                                          building to the NASD
---------------------------------------------------------------------------------------------------------------------
Rockville, Maryland           General office space               78,000                   Leased by Nasdaq effective
                                                                                          October, 2001
---------------------------------------------------------------------------------------------------------------------
Trumbull, Connecticut         Location for Nasdaq's principal    162,000                  Owned by Nasdaq
                              technology services, systems
                              engineering and market operations
---------------------------------------------------------------------------------------------------------------------
Trumbull, Connecticut         General office space               101,000 (two locations)  Leased by Nasdaq
---------------------------------------------------------------------------------------------------------------------
Washington, D.C.              General office space               48,000 (three            Occupied pursuant to a
                                                                 locations)               shared facilities
                                                                                          agreement with the NASD
---------------------------------------------------------------------------------------------------------------------

In addition to the above, Nasdaq leases administrative and sales facilities in Menlo Park, California, London, England, Sao Paulo, Brazil, Montreal, Canada and Shanghai, China. Nasdaq's Chicago operations will sublease space from the NASD.


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the beneficial ownership of Nasdaq's Common Stock by all persons who are beneficial owners of more than five percent of the Common Stock and the beneficial ownership of Nasdaq's Common Stock and Nasdaq Japan's common shares by (1) each director, (2) Nasdaq's Chief Executive Officer ("CEO") and the four most highly compensated executive officers other than the CEO, who were serving as executive officers at the end of 2000, and (3) all directors and executive officers as a group. Except as otherwise indicated, Nasdaq believes that the beneficial owners listed below, based on information furnished by such owners, will have sole investment and voting power with respect to such shares, subject to community property laws where applicable. Unless otherwise indicated, the business address of such persons is One Liberty Plaza, New York, New York, 10006. As of May 4, 2001, approximately 110,765,855 shares of Common Stock were outstanding, and approximately 56,400 common shares of Nasdaq Japan were outstanding after giving effect to a four-for-one stock split of Nasdaq Japan's shares that occurred on April 18, 2001.




                                                                              Common Shares of
                                         Common Stock          Percent          Nasdaq Japan         Percent
        Name of beneficial owner       Beneficially Owned      of Class       Beneficially Owned     of Class
------------------------------------ ----------------------- ------------ ----------------------- ------------
National Association of Securities
Dealers, Inc...................          76,992,671(1)          69.5
   1735 K Street,N.W.
   Washington, D.C. 20006
Hellman & Friedman Capital
Partners IV, L.P. .............          12,000,000(2)           9.8
     One Maritime Plaza 12th
     Floor San Francisco, CA
     94111
Dr. Josef Ackermann............               -(3)                -                 -                  -
H. Furlong Baldwin.............                -                  -                 -                  -
Frank E. Baxter................               -(4)                -                 -                  -
Alfred R. Berkeley, III........                -                  -                 -                  -
Michael Casey..................               -(5)                -                 -                  -
Michael W. Clark...............               -(6)                -                 -                  -
William S. Cohen...............                -                  -                 -                  -
F. Warren Hellman..............          12,000,000(2)           9.8                -                  -
John D. Markese................                -                  -                 -                  -
E. Stanley O'Neal..............               -(7)                -                 -                  -
Vikram S. Pandit...............               -(8)                -                 -                  -
Kenneth D. Pasternak...........               -(9)                -                 -                  -
David S. Pottruck..............              -(10)                -                 -                  -
Arthur Rock....................                -                  -                 -                  -
Richard C. Romano..............            20,000(11)             *                 -                  -
Hardwick Simmons...............                -                  -                 -                  -
Arvind Sodhani.................              -(12)                -                 -                  -
Sir Martin Sorrell.............                -                  -                 -                  -
Frank G. Zarb..................            60,000(13)             *              140(14)               *
Alfred R. Berkeley, III........            15,900(15)             *                 -                  -
J. Patrick Campbell............            30,000(16)             *                 -                  -
John L. Hilley.................            30,000(17)             *             1,900(18)             3.4
Richard G. Ketchum.............            40,000(19)             *               76(20)               *
All directors and executive
officers as a group (33 persons)            333,100               *               2,192               3.9
------------------------------

*        Less than one percent

(1) Includes approximately 43,231,976 shares of Common Stock underlying the unexercised, unexpired outstanding Warrants.

(2) Hellman & Friedman owns the Subordinated Debentures. H&F Investors IV, LLC ("H&F IV"), is the general partner of each of the Hellman & Friedman limited partnerships. The Subordinated Debentures are currently convertible into 12,000,000 shares of Common Stock, subject to adjustment. The investment decisions of each of the Hellman & Friedman limited partnerships are made by the investment committee of H&F IV, which indirectly exercises sole voting and investment power with respect to the Subordinated Debentures. Mr. Hellman is one of nine members of the investment committee. Mr. Hellman disclaims beneficial ownership of the Subordinated Debentures except to the extent of his indirect pecuniary interest.

(3) Dr. Ackermann is head of Corporate and Institutional Clients Group of Deutsche Bank AG which, together with its affiliates, owns an aggregate of 1,522,300 shares of Common Stock. Dr. Ackermann disclaims beneficial ownership of such shares.

(4) Mr. Baxter is the Chairman of the Jefferies Group, Inc. which, together with its affiliates, owns an aggregate of 115,912 shares of Common Stock. Mr. Baxter disclaims beneficial ownership of such shares.

(5) Mr. Casey is an officer of Starbucks Corporation which owns an aggregate of 10,000 shares of Common Stock. Mr. Casey disclaims beneficial ownership of such shares.

(6) Mr. Clark is an officer of Credit Suisse First Boston, Inc., which, together with its affiliates, owns 1,604,650 shares of Common Stock. Mr. Clark disclaims beneficial ownership of such shares.

(7) Mr. O'Neal is an officer of Merrill Lynch & Co. which, together with its affiliates, owns 1,875,000 shares of Common Stock. Mr. O'Neal disclaims beneficial ownership of such shares.

(8) Mr. Pandit is an officer of Morgan Stanley Dean Witter & Co. which, together with its affiliates, owns 1,126,200 shares of Common Stock. Mr. Pandit disclaims beneficial ownership of such shares.

(9) Mr. Pasternak is Chairman, CEO, and President of Knight Trading Group, Inc. which, together with its affiliates, owns an aggregate of 1,125,000 shares of Common Stock. Mr. Pasternak disclaims beneficial ownership of such shares.

(10) Mr. Pottruck is an officer of The Charles Schwab Corporation which, together with its affiliates, owns 1,125,000 shares of Common Stock. Mr. Pottruck disclaims beneficial ownership of such shares.

(11) Represents an aggregate of 20,000 shares of Common Stock owned by Romano Brothers & Co. Mr. Romano is the President and majority stockholder of Romano Brothers & Co.

(12) Mr. Sodhani is an officer of Intel Corporation which owns 430,000 shares of Common Stock. Mr. Sodhani disclaims beneficial ownership of such shares.

(13) Represents 60,000 shares of restricted stock issued under Nasdaq's Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Zarb has the right to direct the voting of such shares.

(14) Represents options to purchase an aggregate of 140 Nasdaq Japan common shares.

(15) Represents 15,900 shares of restricted stock issued under Nasdaq's Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Berkeley has the right to direct the voting of such shares.

(16) Represents 30,000 shares of restricted stock issued under Nasdaq's Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Campbell has the right to direct the voting of such shares.

(17) Represents 30,000 shares of restricted stock issued under Nasdaq's Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Hilley has the right to direct the voting of such shares.

(18) Represents shares of restricted stock.

(19) Represents 40,000 shares of restricted stock issued under Nasdaq's Equity Incentive Plan which have not yet vested. Under the terms of this plan, Mr. Ketchum has the right to direct the voting of such shares.

(20) Represents options to purchase an aggregate of 76 shares of Nasdaq Japan common shares.

Item 5.  Directors and Executive Officers.

The directors and executive officers of Nasdaq are as follows:


                 Name                        Age                                  Position
--------------------------------------------------------------------------------------------------------------------
Frank G. Zarb                                 66       Chairman of the Nasdaq Board Class 2
Hardwick Simmons                              61       CEO, Director Class 1
Dr. Josef Ackermann                           53       Director Class 2
H. Furlong Baldwin                            69       Director Class 2
Alfred R. Berkeley, III                       56       Vice Chairman
Frank E. Baxter                               64       Director Class 1
Michael Casey                                 55       Director Class 3
Michael W. Clark                              41       Director Class 1
William S. Cohen                              60       Director Class 1
F. Warren Hellman                             66       Director Class 2
John D. Markese                               55       Director Class 3
E. Stanley O'Neal                             49       Director Class 3
Vikram S. Pandit                              45       Director Class 3
Kenneth D. Pasternak                          47       Director Class 1
David S. Pottruck                             52       Director Class 3
Arthur Rock                                   74       Director Class 3
Richard C. Romano                             68       Director Class 2
Arvind Sodhani                                47       Director Class 1
Sir Martin Sorrell                            56       Director Class 2
Richard G. Ketchum                            50       President
Gregor S. Bailar                              38       Executive Vice President--Operations and Technology and
                                                       Chief Information Officer
J. Patrick Campbell                           52       Executive Vice President, Chief Operating Officer, and
                                                       President of Nasdaq U.S. Markets
Steven Dean Furbush                           42       Executive Vice President--Transaction Services
John M. Hickey                                64       Executive Vice President
John L. Hilley                                53       Executive Vice President--Strategic Development and Chairman
                                                       and Chief Executive Officer of Nasdaq International
Edward S. Knight                              50       Executive Vice President and General Counsel
Gordon F. Martin                              53       Executive Vice President and Chief Financial Officer
Steven Randich                                38       Executive Vice President and Chief Technology Officer
Denise B. Stires                              39       Executive Vice President--Marketing and Investor Services
John N. Tognino                               62       Executive Vice President
John T. Wall                                  59       President, Nasdaq International
David P. Warren                               47       Executive Vice President--Chief Administrative Officer
David Weild IV                                44       Executive Vice President--Issuer Affairs


Frank G. Zarb, a Staff Director, has been Chairman of the Nasdaq Board since January 2000 and Chairman of the NASD Board since 1997. Mr. Zarb was the CEO of Nasdaq from 1997 to February 2001 and CEO of the NASD from 1997 to November 2000. Prior to joining the NASD in 1997, Mr. Zarb was Chairman, CEO, and President of Alexander & Alexander Services, Inc., an insurance brokerage and professional services consulting firm, from June 1994 through January 1997. Mr. Zarb is a member of the Board of Trustees of the Gerald
R. Ford Foundation and a former Chairman of the Board of Hofstra University, where he still serves as a Board member.

Hardwick Simmons, a Staff Director nominee, became CEO of Nasdaq in February 2001. Prior to joining Nasdaq, Mr. Simmons served from May 1991 to December 2000 as President and CEO of Prudential Securities Incorporated, the investment and brokerage firm, and Prudential Securities Group Inc., the firm's holding company. Mr. Simmons is a former member of Prudential Securities' Operating Committee, Operating Council, and the board of directors of Prudential Securities Group Inc. Prior to joining Prudential Securities in 1991, Mr. Simmons was President of the Private Client Group at Shearson Lehman Brothers, Inc.

Dr. Josef Ackermann, an Industry Director, was elected to the Nasdaq Board in April 2001 to be effective immediately following Nasdaq's 2001 annual meeting of stockholders (the "2001 Annual Meeting"). Dr. Ackermann is Chairman of Corporate and Investment Banking of Deutsche Bank AG, a global bank and financial services firm, and will become Speaker of the Board of Managing Directors at Deutsche Bank AG in 2002. Dr. Ackermann has served on the Board of Managing Directors of Deutsche Bank AG since 1996. Prior to this position, Dr. Ackermann was President of the Executive Board of Credit Suisse from 1993. Dr. Ackermann serves on the board of directors of Vodafone Group Plc and Stora Enso Oyj.

H. Furlong Baldwin, a Non-Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Baldwin has been a member of the NASD Board since 1999. Mr. Baldwin is Chairman of the Mercantile Bankshares Corporation, a multibank holding company. Mr. Baldwin joined Mercantile-Safe Deposit & Trust Company in 1956 and was elected President in 1970 of Mercantile-Safe Deposit & Trust Company and Mercantile Bankshares Corporation and Chairman and CEO in 1976. Mr. Baldwin serves on the board of directors of Mercantile Safe Deposit & Trust Company, Mercantile Bankshares Corporation, Constellation Energy Group, CSX Industries, Offitbank, Wills Group, and The St. Paul Companies.

Alfred R. Berkeley III, has been Vice Chairman of Nasdaq since July 2000 and was President of Nasdaq from June 1996 to July 2000. Prior to joining Nasdaq, Mr. Berkeley served for five years as Managing Director and Senior Banker of the Corporate Finance Department of Alex. Brown & Sons Incorporated, a financial services firm. Mr. Berkeley is a member of the board of directors of Princeton Capital Management, Inc. Mr. Berkeley is not standing for re-election to the Nasdaq Board when his term ends in connection with the 2001 Annual Meeting.

Frank E. Baxter, an Industry Director, was elected to the Nasdaq Board in 1998. Mr. Baxter is Chairman of the Jefferies Group, Inc., a holding company whose affiliated companies offer a variety of services for institutional investors. Mr. Baxter joined Jefferies & Co. in 1974 and during his time has served as President, Chief Operating Officer ("COO") and CEO. Mr. Baxter is a Director of Investment Technology Group, Inc. and Burdett, Buckeridge, & Young, Australia.

Michael Casey, a Non-Industry Director, was elected to the Nasdaq Board in January 2001. Mr. Casey has been Executive Vice President, CFO, and Chief Administrative Officer of Starbucks Corporation, the leading roaster and retailer of specialty coffee, since September 1997. Prior to his current position, Mr. Casey was Senior Vice President and CFO of Starbucks from August 1995 to September 1997.

Michael W. Clark, an Industry Director nominee, is a Managing Director and Head of Global Equity Trading at Credit Suisse First Boston, Inc. ("CSFB"), a global investment bank serving institutional, corporate, government, and individual clients, and a member of its Global Equity Management Committee. Mr. Clark also serves on the firm's Operating Committee and is a member of the Managing Director Evaluation Committee and Co-Head of the Global Recruiting Committee. Mr. Clark joined CSFB as a Vice President in 1991. Prior to assuming his present role in 1995, Mr. Clark was in charge of CSFB's global convertible trading and risk management.

William S. Cohen, a Public Director, was elected to the Nasdaq Board in April 2001 to be effective immediately following the 2001 Annual Meeting. Secretary Cohen is the Chairman and CEO of The Cohen Group, a strategic business consulting firm. He was previously the Secretary of Defense during the Clinton Administration from 1997-2001. Secretary Cohen represented Maine in the U.S. Senate for three terms and in the U.S. House of Representatives for three terms before retiring in 1996.

F. Warren Hellman, a Non-Industry Director, was elected to the Nasdaq Board in March 2001 effective upon the consummation of the sale by Nasdaq of the Subordinated Debentures to Hellman & Friedman which closed on May 3, 2001. Mr. Hellman is a co-founder and is currently the Chairman of Hellman & Friedman LLC, a private equity investment firm, as well as Chairman of the San Francisco Foundation. Prior to his current positions, Mr. Hellman was a general partner of Hellman, Ferri Investment Associates, Matrix Management Company I and II, and President of Lehman Brothers. Mr. Hellman serves on the board of directors of WPP Group plc, Levi Strauss & Co., D.N.&E. Walter & Co., and Il Fornaio (America) Corp., and the University of California at Berkeley Business School Advisory Board.

John D. Markese, a Public Director, was elected to the Nasdaq Board as a Class 3 director in April 2001 to be effective immediately following the 2001 Annual Meeting. Mr. Markese has been a member of the Nasdaq Board since 1996. Mr. Markese is President of the American Association of Individual Investors, a not-for-profit organization specializing in providing education in stock investment and mutual funds, since 1992 and an Executive Vice President from 1986 to 1992. Mr. Markese holds a Doctorate in Finance from the University of Illinois. Mr. Markese also serves on the board of directors of the Alliance for Investor Education.

E. Stanley O'Neal, an Industry Director, was elected to the Nasdaq Board in January 2001. Mr. O'Neal is Executive Vice President of Merrill Lynch & Co., Inc., a global financial services firm, and President of its U.S. Private Client Group since February 2000. Prior to his current positions, Mr. O'Neal was Executive Vice President and CFO of Merrill Lynch from March 1998 to February 2000; Executive Vice President and Co-Head of Corporate and Institutional Client Group from April 1997 to March 1998 and Managing Director and Head of Global Capital Markets Group from April 1995 to April 1997. Mr. O'Neal joined Merrill Lynch in 1987.

Vikram S. Pandit, an Industry Director, was elected to the Nasdaq Board in January 2001. Since September 2000 Mr. Pandit has been Co-President and Chief Operating Officer of the Institutional Securities Group of Morgan Stanley Dean Witter & Co. ("MSDW"), a global financial services firm. Prior to his current position, Mr. Pandit was Head of MSDW's Worldwide Institutional Equity Division from May 1997 until September 2000; Head of Morgan Stanley Group Inc.'s Equity Division from January 1997 until May 1997; and Head of Morgan Stanley Group Inc.'s Equity Derivatives business from May 1994 until December 1996. Mr. Pandit has been a Managing Director of Morgan Stanley & Co. Incorporated since January 1990.

Kenneth D. Pasternak, an Industry Director nominee, is Chairman of the Board, CEO and President of Knight Trading Group, Inc. ("Knight"), a market maker in U.S. equity securities. Mr. Pasternak was named Chairman of the Board of Knight in October 2000 and has been a member of its board of directors since July 1998. Since 1995, Mr. Pasternak has been the CEO and a trading room supervisor for Knight Securities, L.P., Knight's wholly-owned Nasdaq/over-the-counter securities market maker, and its President from 1995 to 1999. Prior to Knight, Mr. Pasternak served as Senior Vice President, Limited Partner, and Trading Room Manager for Spear Leeds & Kellogg/Troster Singer from 1979 until 1994. Mr. Pasternak serves on the NASD Board and on the Advisory Committee of BRASS Utility, LLC (BRUT).

David S. Pottruck, an Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Pottruck has been a member of the NASD Board since 2000. Mr. Pottruck is President and Co-Chief Executive Officer and a member of the board of directors of The Charles Schwab Corporation, a holding company whose subsidiaries engage in securities brokerage and financial services. Mr. Pottruck joined The Charles Schwab Corporation in 1984 and became President in 1992. Mr. Pottruck serves on the board of directors of Intel Corporation, McKesson HBOC Inc., Dovebid, and the U.S. Ski and Snowboard Team Foundation. Mr. Pottruck is also a trustee of the University of Pennsylvania.

Arthur Rock, a Non-Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Rock has been a member of the NASD Board since 1998. Mr. Rock is Principal of Arthur Rock & Co., a venture capital firm in San Francisco, California he founded in 1969. Mr. Rock is currently a Director Emeritus of Intel Corporation and serves on the board of directors of Echelon Corporation.

Richard C. Romano, an Industry Director, was elected to the Nasdaq Board in July 2000. Mr. Romano has been President of Romano Brothers & Company, a securities broker dealer, since 1964. Mr. Romano is Vice Chairman of the NASD Small Firm Advisory Board.

Arvind Sodhani, a Non-Industry Director, was elected to the Nasdaq Board in 1997. From July 2000 to December 2000, Mr. Sodhani served as a non-voting member of the Nasdaq Board. Mr. Sodhani is Vice President and Treasurer of Intel Corporation, a semiconductor manufacturer of chips and computer networking products. Mr. Sodhani joined Intel in 1981 and became a Vice President in 1990.

Sir Martin Sorrell, a Non-Industry Director, was elected to the Nasdaq Board in January 2001. Sir Martin is a founder and, since 1986, has been Group Chief Officer of WPP Group plc, a global communication services organization. Prior to this position, Sir Martin was the Group Finance Director of Saatchi & Saatchi Company, PLC.

Richard G. Ketchum became President of Nasdaq in July 2000. Mr. Ketchum is responsible for all aspects of Nasdaq's operations, including the development and formulation of legal, regulatory, and market policies, as well as international initiatives. Prior to his current position, Mr. Ketchum served as President of the NASD since 1998, COO of the NASD since 1993 and Executive Vice President of the NASD since 1991. Mr. Ketchum serves as a director of the Depository Trust and Clearing Corporation.

Gregor S. Bailar became Executive Vice President and Chief Information Officer ("CIO") of Nasdaq in October 2000. As CIO, Mr. Bailar oversees all aspects of information technology at Nasdaq and works closely with the organization's executive management. Prior to his current position, Mr. Bailar served as an Executive Vice President and CIO of the NASD since December 1997. Mr. Bailar joined the NASD from Citicorp N.A., a financial services company, where he served as Managing Director and Vice President of Advanced Development for Global Corporate Banking from 1994 to 1997.

J. Patrick Campbell became Executive Vice President, President U.S. Markets and COO of Nasdaq in October 2000. Mr. Campbell is responsible for the day-to-day operation of Nasdaq. Prior to his current position, Mr. Campbell served as an Executive Vice President, Market Services of the NASD since 1997. Prior to joining the NASD, Mr. Campbell was Senior Executive Vice President of The Ohio Company, a regional brokerage firm, where he was also a member of that firm's Board of Directors and Executive Committee. Mr. Campbell was at The Ohio Company since 1973. While a senior executive for The Ohio Company, Mr. Campbell was a member of the Board of Directors from 1990 to 1993.

Steven Dean Furbush became an Executive Vice President of Nasdaq Transaction Services in January 2001. Prior to his current position, Mr. Furbush was Senior Vice President of Nasdaq Transaction Services from October 2000 to January 2000, Managing Director of Nasdaq InterMarket from October 1999 to October 2000, and Chief Economist from June 1995 to October 1999.

John M. Hickey became an Executive Vice President and Senior Technology Advisor in November 2000. Prior to his current position, Mr. Hickey was Executive Vice President and Chief Technology Officer of the NASD from January 1995 to November 2000. Prior to joining the NASD in January 1984, Mr. Hickey was Vice President in charge of Corporate Systems Development at Chemical Bank, a bank and financial services firm, from 1974 to 1984.

John L. Hilley became an Executive Vice President of Strategic Development in January 2001 and has been Chairman and CEO of Nasdaq International since July 1999. Mr. Hilley joined the NASD as Executive Vice President for Strategic Development in February 1998. Prior to joining the NASD, Mr. Hilley served in the White House as senior advisor to President Clinton since February 1996. Mr. Hilley has also held a number of senior staff positions in the U.S. Senate.

Edward S. Knight became an Executive Vice President and General Counsel in October 2000. Prior to his current position, Mr. Knight served as Executive Vice President and Chief Legal Officer of the NASD since July 1999. Prior to joining the NASD, Mr. Knight served as General Counsel of the U.S. Department of the Treasury from September 1994 to June 1999.

Gordon F. Martin became an Executive Vice President and CFO of Nasdaq in October 2000. Mr. Martin oversees the operation and maintenance of all corporate financial systems. From February 2000 to October 2000, Mr. Martin was Executive Vice President and CFO of the NASD. Prior to joining the NASD, Mr. Martin was a Managing Director for CIBC World Markets Corp. in New York, a global investment banking firm from 1996 to 2000. Prior to that, Mr. Martin was Vice President at Westpac Banking Corporation, a financial services provider, from 1993 to 1996, and a Senior Vice President of Marine Midland Bank, a financial services firm, from 1976 to 1993.

Steven Randich became Executive Vice President and Chief Technology Officer of Nasdaq in October 2000. Prior to his current position, Mr. Randich was Executive Vice President and CIO for the Chicago Stock Exchange from November 1996 to October 2000. Prior to that, Mr. Randich held management positions with International Business Machines Corporation, the software and hardware manufacturer, from October 1990 to November 1996.

Denise B. Stires became Executive Vice President of Marketing and Investor Services in March 2001. Ms. Stires was Chief Marketing Officer of BuyandHold Inc., an online financial services company providing dollar-based brokerage services to individuals and corporations, from 2000 to 2001. Prior to that, Ms. Stires was Senior Vice President, Marketing Director of DLJdirect, the online discount brokerage service of CSFB from 1997 to 2000, and Vice President, Marketing of SWATCH, a division of SMH, Incorporated based in Switzerland, a manufacturer of watches from 1995 to 1996.

John N. Tognino became Executive Vice President of Nasdaq Global Sales and Member Affairs in January 1999. Prior to his current position, Mr. Tognino was President and CEO of the Security Traders Association ("STA") and the STA Foundation. Mr. Tognino has been in the securities industry for 42 years and spent more than 35 of those years with Merrill Lynch & Co., Inc. At the time of his retirement from Merrill Lynch & Co., Inc. in 1993, Mr. Tognino was a Managing Director for Global Equities. Mr. Tognino also served as a member of the Board of Directors from 1984 to 1987, and again in 1995.

John T. Wall became an Executive Vice President of Nasdaq in February 1994 and President of Nasdaq International in October 1997. Mr. Wall is responsible for the strategic development and international marketing of Nasdaq's products and services. Mr. Wall is also responsible for non-U.S. company listings, as well as promoting and directing the overall globalization of the marketplace. Mr. Wall established Nasdaq's operations in London and negotiates the sale of Nasdaq's computerized systems to other world markets. Mr. Wall joined the NASD in 1965 and during his tenure has been head of Regulation, Membership, and Qualifications Testing. Mr. Wall currently sits on Hong Kong's International Committee for Listing New Enterprises.

David P. Warren became Executive Vice President and Chief Administrative Officer of Nasdaq in April 2001. Mr. Warren oversees human resources and all administrative services including real estate, property management and purchasing. Prior to his current position, Mr. Warren was CFO of the Long Island Power Authority from 1998 to 2000, Deputy Treasurer of the State of Connecticut from 1995 to 1997, and a Vice President at CSFB from 1987 to 1995.

David Weild IV became Executive Vice President of Issuer Affairs of Nasdaq in March 2001. Prior to his current position, Mr. Weild held various positions with Prudential Securities Incorporated, the investment and brokerage firm, including President of Prudential Securities.Com from 2000 to 2001, Managing Director and Head of High Technology from 1997 to 2000, Managing Director of Investment Banking and Head of Corporate Finance from 1995 to 1997, and Managing Director and Head of Global Equity Transactions from 1990 to 1995.

Item 6.  Executive Compensation.

                         SUMMARY COMPENSATION TABLE

The following table sets forth compensation awarded to, earned by, or paid to the individuals who were, as of December 31, 2000, the CEO and the four most highly compensated employees other than the CEO, for all services rendered to Nasdaq and its subsidiaries for the fiscal year ended December 31, 2000.


----------------------------------------------------------------------------------------------------------------------------------
                                                                                   Long-Term Compensation
                                            Annual Compensation         ---------------------------------------
                                     ----------------------------------            Awards              Payouts
                                                                        ---------------------------------------
                                                                         Restricted     Securities
    Name and Principal                                     Other Annual     Stock        Underlying     LTIP          All Other
         Position             Year    Salary    Bonus(1)   Compensation   Award(s)     Options/ SARs    Payouts       Compensation
           (a)                (b)     ($) (c)    ($) (d)   Awards ($)(e)    ($)(f)         (#)(g)        ($)(h)        ($)(2)(i)
----------------------------------------------------------------------------------------------------------------------------------
Frank G. Zarb,              2000    1,333,333  6,000,000     441,055(4)       -              -            -         17,892
Chairman,(3) Nasdaq
----------------------------------------------------------------------------------------------------------------------------------
Alfred R. Berkeley, III,    2000      522,500    650,000         -             -              -            -         13,405
Vice Chairman, Nasdaq
----------------------------------------------------------------------------------------------------------------------------------
Richard G. Ketchum,         2000      522,500  1,750,000         -             -              -            -         13,405
President, Nasdaq
----------------------------------------------------------------------------------------------------------------------------------
John L. Hilley, Executive   2000      450,000    950,000      408,720          -              -            -         13,085
Vice President, Nasdaq
and Chairman and Chief
Executive Officer, Nasdaq
International
----------------------------------------------------------------------------------------------------------------------------------
J. Patrick Campbell,        2000      409,000    750,000         -             -              -            -         12,764
Executive Vice President,
Chief Operation Officer,
and President, Nasdaq
U.S. Markets
----------------------------------------------------------------------------------------------------------------------------------

 ------------------

    (1) Includes $800,000, $130,000, $950,000, $390,000 and $270,000 with respect to Messrs. Zarb, Berkeley, Ketchum, Hilley and Campbell, respectively, which amounts will be paid only if the individuals remain employed by Nasdaq on December 31, 2002 or in the event of their prior retirement, permanent disability, death or involuntary termination without cause.

    (2) Represents Nasdaq contributions to 401(k) plan and payment in respect of a forgiveness of loan in the amount of $7,692 for Mr. Zarb; $3,205 for each of Messrs. Berkeley and Ketchum; $2,885 for Mr. Hilley; and $2,564 for Mr. Campbell.

    (3) Mr. Zarb served as the CEO during the fiscal year ended December 31, 2000 and until February 1, 2001.

    (4) Includes $221,735 in respect of the purchase of Mr. Zarb's residence.

 Employment Agreements

The NASD and Nasdaq are parties to an employment agreement with Frank Zarb (the "Zarb Agreement"). The Zarb Agreement had an initial term of three years commencing on February 24, 1997 (the "Initial Term") and continues for an additional period of two years immediately following the Initial Term (the "Additional Term," the Initial Term and the Additional Term collectively, referred to as the "Term"). The Zarb Agreement provides for
(i) an annual base salary of $1,200,000 from the commencement of the Initial Term through October 31, 2000 and $2,000,000 during the period commencing on November 1, 2000 through the remainder of the Term and (ii) incentive compensation as the Management Compensation Committee of the NASD may award in its discretion, provided that the amount of such compensation for each full year of service during the Term may not be not less than 50% of Mr. Zarb's base salary for such year, and provided further that such compensation for the second year of the Additional Term may not be less than $4,000,000. Under the Zarb Agreement, during the first year of the Additional Term, the aggregate annual base salary and incentive compensation paid to Mr. Zarb by the NASD may not be less than the aggregate annual amount paid to Mr. Zarb for the second or third year of the Initial Term, whichever was greater and, during the second year of the Additional Term, the aggregate annual base salary and incentive compensation paid to Mr. Zarb by the NASD may not be less than the aggregate annual amount paid to Mr. Zarb for the third year of the Initial Term or the first year of the Additional Term, whichever was greater. Under the terms of the Zarb Agreement, Nasdaq will (1) fully vest all stock options granted to Mr. Zarb upon the earlier of (x) the termination of the Term or (y) Zarb's relinquishment of his position and duties under the circumstances set forth in the Zarb Agreement, and shall permit the exercise of the options during the three month period thereafter for incentive stock options and during the five year period thereafter for all other stock options and (2) cause all restrictions on any restricted stock awarded to Mr. Zarb by Nasdaq to lapse upon the earlier of (i) the termination of the Term or (ii) Zarb's relinquishment of his position and duties under the circumstances set forth in the Zarb Agreement.

Under the terms of the Zarb Agreement, Mr. Zarb became fully vested in his benefits under the NASD Supplemental Executive Retirement Plan upon the completion of the Initial Term. Under the Zarb Agreement, on February 24, 2002 and for a period of five years thereafter, unless Mr. Zarb terminates his employment earlier (other than for relinquishment of his position under the circumstances set forth in the Zarb Agreement), Mr. Zarb will be entitled to an annual consulting fee of $100,000 and certain fringe benefits and perquisites, provided that Mr. Zarb makes himself available to provide consulting services to the CEO of the NASD during such period and does not commence employment with another employer or recommence employment with the NASD during such period.

Mr. Zarb's employment may be terminated due to (i) death or disability (ii) by the NASD for "cause" or (iii) by Mr. Zarb for "good reason" upon thirty-days written notice. If Mr. Zarb terminates his employment for "good reason" or if the NASD terminates Mr. Zarb's employment other than for cause, Mr. Zarb is entitled to (1) a cash payment equal to the product of
(x) the sum of the minimum incentive compensation and base salary described above multiplied by (y) the remaining number of full and partial months in the Term, (2) the retirement benefits Mr. Zarb would have been entitled to had he completed the Term and (3) continuation of certain other benefits.

Nasdaq has entered into an employment agreement (the "Employment Agreements") with each of Richard G. Ketchum, J. Patrick Campbell and John
L. Hilley (each an "Executive" collectively, the "Executives"). The term of the Employment Agreements commenced as of December 29, 2000 and will continue until December 31, 2003 with automatic one-year renewals, unless either party, at least six months prior to the expiration of the term, gives a notice of its intent not to renew the term.

The Employment Agreements with Messrs. Ketchum and Campbell provide for an annual salary at a rate not less than the rate of annual salary in effect as of the effective date. Mr. Hilley's Employment Agreement provides for an annual salary at a rate not less than the rate of annual salary in effect for 1999. The Employment Agreements with Messrs. Ketchum and Campbell provide for guaranteed incentive compensation for each year during the term in an amount equal to 100% of base salary as in effect on December 31 of the preceding year.

Under the terms of the Employment Agreements, the Executives will be fully vested in their supplemental retirement benefits (the "SERP Benefit") under Nasdaq's Supplemental Retirement Plan, upon the attainment of age 55 (53 in the case of Mr. Ketchum) while employed and completion of five years of service or if the Executives' employment with Nasdaq terminates (i) due to death or disability (ii) by Nasdaq without "cause" or (iii) by the Executive for "good reason." With respect to Mr. Hilley, the final average compensation for purposes of determining SERP benefits will be deemed to be the sum of (a) one-half of his annual salary and (b) one-third of one-half of his annual salary. The Executives are also entitled to receive equity awards under Nasdaq's equity plans and other fringe benefits. Under the terms of the Employment Agreement, each Executive is entitled to receive a payment in an amount equal to two times the Executive's then effective base salary (the "Stay Bonus") if the Executive is (i) employed by Nasdaq as of August 9, 2003, (ii) if the Executive's employment is terminated due to death or disability or (iii) if the Executive terminates employment for "good reason" or Nasdaq terminates the Executive's employment without "cause."

If the Executive's employment is terminated without "cause" or if the Executive terminates employment for "good reason," Nasdaq is obligated to pay to the Executive (i) the Stay Bonus if not previously paid; (ii) a pro rata portion of the incentive compensation for the year of termination; and
(iii) continuation of base salary and incentive compensation until the later of (x) the end of the term of the Employment Agreement or (y) 24 months from the date of such termination of employment. If the Executive becomes subject to any "golden parachute" excise tax, Nasdaq is obligated to make additional payments to the Executive to offset the effect of such tax, provided that the Executive agrees to be subject to certain restrictive covenants relating to non-competition, non-solicitation, non-disparagement and confidentiality.

                             PENSION PLAN TABLE

Nasdaq's executive officers participate in Nasdaq's qualified and supplemental defined benefit pensions plans. Under these plans executive officers earn a benefit expressed as an annual annuity equal to 6% of their final average compensation for each year of service. Average annual compensation is the average annual salary plus one-third of the annual bonus for the highest five-year period of service. The estimated credited years of service for Mr. Zarb is 3.85 years, Mr. Berkeley is 4.58 years, Mr. Ketchum is 9.67 years, Mr. Hilley is 2.85 years, and Mr. Campbell is
3.97 years. The following table sets forth the benefit payable under the plan for various levels of remuneration and years of service. Such benefits are not reduced by benefits received under social security or other offsets.


--------------------------------------------------------------------------------------------------------------------
                                                            Years of Service
--------------------------------------------------------------------------------------------------------------------
     Remuneration          5               10              15              20              25              30
--------------------------------------------------------------------------------------------------------------------
       500,000          150,000         300,000         300,000         300,000         300,000         300,000
--------------------------------------------------------------------------------------------------------------------
       600,000          180,000         360,000         360,000         360,000         360,000         360,000
--------------------------------------------------------------------------------------------------------------------
       700,000          210,000         420,000         420,000         420,000         420,000         420,000
--------------------------------------------------------------------------------------------------------------------
       800,000          240,000         480,000         480,000         480,000         480,000         480,000
--------------------------------------------------------------------------------------------------------------------
       900,000          270,000         540,000         540,000         540,000         540,000         540,000
--------------------------------------------------------------------------------------------------------------------
     1,000,000          300,000         600,000         600,000         600,000         600,000         600,000
--------------------------------------------------------------------------------------------------------------------
     1,500,000          450,000         900,000         900,000         900,000         900,000         900,000
--------------------------------------------------------------------------------------------------------------------
     2,000,000          600,000       1,200,000       1,200,000       1,200,000       1,200,000       1,200,000
--------------------------------------------------------------------------------------------------------------------
     3,000,000          900,000       1,800,000       1,800,000       1,800,000       1,800,000       1,800,000
--------------------------------------------------------------------------------------------------------------------


Item 7.  Certain Relationships and Related Transactions.

The NASD

Nasdaq's legal authority to operate as a stock market is delegated to it by the NASD under the Delegation Plan. Although Nasdaq has initiated the process with the SEC for Exchange Registration, Exchange Registration is not expected to occur until later this year at the earliest. As a result, prior to Exchange Registration, Nasdaq will continue to operate under the Delegation Plan, under which the NASD has delegated responsibility for market operation functions to Nasdaq. Though Nasdaq exercises primary responsibility for market-related functions, including market-related rulemaking and interpretations, all actions taken pursuant to delegated authority by the NASD are subject to review, ratification, or rejection by the NASD Board. As long as the Delegation Plan remains in effect, the NASD Board will continue to have authority over Nasdaq. The current structure will continue until Nasdaq is reconstituted as a self-regulatory organization, which will become effective upon Exchange Registration.

Currently, Mr. Zarb is Chairman of the NASD Board and Messrs. Baldwin, Baxter, Markese, Pottruck, Rock, Romano, and Sodhani are members of the NASD Board as well as members of the Nasdaq Board.

In June 2000, in connection with the Restructuring, the NASD separated Amex from Market Group, a holding company of the NASD which also held Nasdaq, and then merged Market Group with and into Nasdaq. Following this merger, Nasdaq effected a 49,999-for-one stock dividend creating 100 million shares of Common Stock, all of which were initially owned by the NASD.

On June 28, 2000, the NASD and Nasdaq entered into a Separation and Common Services Agreement pursuant to which the NASD continues to provide Nasdaq certain administrative, corporate, and infrastructure services that were provided by the NASD to Nasdaq prior to June 28, 2000. Nasdaq pays to the NASD the cost of any services provided, including the incidental expenses associated with such services. Nasdaq expects the cost of the services provided by the NASD to be approximately $9 million per year under this agreement. Under the Separation and Common Services Agreement, Nasdaq has also agreed to provide the NASD the access to Nasdaq technology that the NASD requires to satisfy its obligations to Amex under the transaction agreement the NASD entered into in connection with the 1998 acquisition of the assets of Amex, for so long as such obligations may continue. Additionally, Nasdaq has agreed to continue to provide all services it provided to Amex as of June 28, 2000, for so long as such obligations may continue. The NASD reimburses Nasdaq for the cost of rendering such services and access to Amex. The Separation and Common Services Agreement continues until December 31, 2001 and will automatically renew until December 31, 2002 in the event it is not superceded by another separation and services agreement between the NASD and Nasdaq.

On June 28, 2000 Nasdaq and NASDR, a wholly owned subsidiary of the NASD entered into the Regulatory Services Agreement pursuant to which NASDR or its subsidiaries will provide regulatory services to Nasdaq and its subsidiaries of the same type and scope as were provided by NASDR to Nasdaq prior to June 28, 2000. Each of the services is provided on a function-by-function basis for a specified number of years, subject to Nasdaq being able to terminate its receipt of specific services prior to the expiration of this time under certain conditions. Nasdaq will pay to NASDR the cost of any services provided plus a fair market mark-up. Nasdaq expects the cost of these services provided by the NASDR to be approximately $90 million per year. The Regulatory Services Agreement also provides for Nasdaq's access to certain NASDR software that has been or will be developed for Nasdaq.

Nasdaq pays the NASD and certain of its subsidiaries for the use of approximately 298,000 square feet of office space. Nasdaq pays approximately $14.3 million in the aggregate per year to the NASD for the use of this space.

On May 3, 2001, Nasdaq repurchased 18,461,538 shares of Common Stock from the NASD for $13 per share or an aggregate purchase price of $239,999,994. This price was determined following discussions between members of management of Nasdaq and members of management of the NASD and is the same price at which shares of Common Stock were sold in January 2001 in the second phase of the Restructuring. In connection with the transaction, Nasdaq and the NASD have agreed to enter into an Investor Rights Agreement pursuant to which Nasdaq will grant the NASD certain demand and piggyback registration rights with respect to the shares of Common Stock owned by it.

Hellman & Friedman

On May 3, 2001, Nasdaq issued and sold $240,000,000 in aggregate principal amount of the Subordinated Debentures to Hellman & Friedman. The Subordinated Debentures are convertible at any time into an aggregate of 12,000,000 shares of Common Stock, subject to adjustment. Hellman & Friedman owns approximately 9.8 percent of Nasdaq on an as-converted basis. In connection with the transaction, Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit Hellman & Friedman to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the five percent voting limitation in the Certificate of Incorporation. In addition, Nasdaq has also agreed that in the event that the Nasdaq Board approves an exemption from the foregoing five percent limitation for any person pursuant to the Certificate of Incorporation (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, Nasdaq will grant Hellman & Friedman a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption. Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. Additionally, Hellman & Friedman will be permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased. Nasdaq has elected F. Warren Hellman as a director of Nasdaq pursuant to the foregoing provision. Arthur Rock, a member of the Nasdaq Board of Directors, is an indirect limited partner of Hellman & Friedman.

Directors and Officers

Mr. Romano, a member of the Nasdaq Board, is the President and majority stockholder of Romano Brothers & Co., a securities firm registered with the NASD. As a member of the NASD, Romano Brothers & Co. participated in the Restructuring through the purchase of 20,000 shares of Common Stock and 300 Warrants to purchase an aggregate of 1,200 shares of Common Stock for an aggregate purchase price of $263,300.

In July 2000, certain officers of Nasdaq were awarded restricted Nasdaq Japan common shares as well as options to purchase an Nasdaq Japan common shares. See "Item 4. Security Ownership of Certain Beneficial Owners and Management" and "Item 1. Business - Nasdaq's Strategic Initiatives - Pursuing Global Market Expansion - Nasdaq Japan, Inc."

In connection with Nasdaq's Equity Incentive Plan, officers of Nasdaq received awards of options to purchase shares of Common Stock and/or restricted shares of Common Stock. See "Item 9. Market Price of and Dividends on Registrants' Common Equity and Related Stockholder Matters." Directors and officers may receive equity-based awards in the future. In connection with Nasdaq's Employee Stock Purchase Plan, employees (including employees who are directors) have the opportunity to purchase shares of Common Stock.

Item 8.  Legal Proceedings.

Nasdaq is not currently a party to any litigation that it believes could have a material adverse effect on its business, financial condition, or operating results. However, from time to time, Nasdaq has been threatened with, or named as a defendant, in lawsuits.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

No established public trading market exists for the Common Stock.

As of April 25, 2001 there were outstanding options to purchase an aggregate of 9,659,290 shares of Common Stock that were granted to officers and employees of Nasdaq and its subsidiaries. In the first quarter of 2001, Nasdaq awarded an aggregate of 534,850 shares of restricted Common Stock to officers and employees of Nasdaq and its subsidiaries. In addition, there are currently outstanding Warrants to purchase 43,231,976 shares of Common Stock that were issued in the Restructuring. The shares underlying the Warrants are all issued and outstanding and held by the NASD. The Subordinated Debentures will be convertible at any time prior to their maturity for an aggregate of 12,000,000 shares of Common Stock, subject to adjustment.

All 76,992,671 shares of Common Stock beneficially owned by the NASD as of May 3, 2001 are subject to sale pursuant to Rule 144 under the Securities Act, subject to the limitations set forth therein and other contractual limitations. In aggregate, Nasdaq has agreed to register, subject to certain terms and conditions, the shares of Common Stock underlying the Subordinated Debentures currently held by Hellman & Friedman. The Subordinated Debentures are currently convertible into an aggregate of 12,000,000 shares of Common Stock, subject to adjustment.

As of April 17, 2001, Nasdaq had approximately 1,878 holders of record of its Common Stock.

Nasdaq does not pay, and does not anticipate paying in the foreseeable future, any cash dividends on its common equity.

Item 10. Recent Sales of Unregistered Securities.

In Phase I, on June 28, 2000, Nasdaq sold an aggregate of 23,663,746 shares of Common Stock for an aggregate consideration of $260,301,206 to investors consisting of NASD members, Nasdaq market participants, issuers with securities quoted on Nasdaq, and other strategic partners. In Phase II , on January 18, 2001, Nasdaq sold an aggregate of 5,028,797 shares of Common Stock for an aggregate consideration of $65,374,361 to investors consisting of NASD members, issuers with securities quoted on Nasdaq, institutional investment firms and providers of technology services to Nasdaq. The number of shares of Common Stock offered in both Phases I and II to each category of investor was based upon a variety of factors, including the offeree's contributions to Nasdaq's growth. The shares of Common Stock sold by Nasdaq in Phase I and Phase II were issued to "accredited investors" in private transactions exempt under Regulation D of the Securities Act.

On May 3, 2001, Nasdaq issued and sold $240,000,000 in aggregate principal amount of its Subordinated Debentures to Hellman & Friedman. The Subordinated Debentures are currently convertible into an aggregate of 12,000,000 shares of Common Stock, subject to adjustment. Hellman & Friedman owns approximately 9.8 percent of Nasdaq on an as-converted basis. Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. The Subordinated Debentures were sold in a private transaction pursuant to Section 4(2) of the Securities Act, which exempts sales of securities that do not involve a public offering.

As of April 25, 2001, Nasdaq granted options to purchase an aggregate of 9,659,290 shares of Common Stock to officers and employees of Nasdaq and its subsidiaries pursuant to its Equity Incentive Plan. In addition, in 2001, Nasdaq has awarded an aggregate of 534,850 shares of restricted Common Stock to officers and employees of Nasdaq and its subsidiaries pursuant to its Equity Incentive Plan. A maximum of 500,000 shares of Common Stock have been approved by Nasdaq for sale pursuant to its Employee Stock Purchase Plan for the first offering period ending June 29, 2001. All the foregoing grants of options and restricted Common Stock and sales of shares of Common Stock were made, or will be made, pursuant to Rule 701 under the Securities Act, which exempts issuances of securities under certain written compensatory employee benefit plans.

Item 11. Description of Registrant's Securities to be Registered.

General

The authorized capital stock of Nasdaq consists of 300,000,000 shares of Common Stock, par value $.01 per share, and 30,000,000 shares of preferred stock, par value $.01 per share. As of May 4, 2001, there were 110,765,855 shares of Common Stock outstanding and no shares of preferred stock outstanding.

Common Stock

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders except that any person, other than the NASD or any other person as may be approved for such exemption by the Nasdaq Board prior to the time such person owns more than 5% of the then outstanding shares of Common Stock, who otherwise would be entitled to exercise voting rights in respect of more than 5% of the then outstanding shares of Common Stock will be unable to exercise voting rights in respect of any shares in excess of 5% of the then outstanding shares of Common Stock. At any meeting of the stockholders of Nasdaq, a majority of the shares of Common Stock in respect of which voting rights can be exercised will constitute a quorum for such meeting. In response to the SEC's concern about a concentration of ownership of Nasdaq, Nasdaq's Exchange Registration application includes a rule that prohibits any member of Nasdaq or a person associated with such member from beneficially owning more than 5% of the outstanding shares of Common Stock.

Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit holders of the Subordinated Debentures to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the five percent voting limitation. Under the Certificate of Incorporation, Nasdaq's Board may waive the application of the 5% voting limitation to persons other than brokers, dealers, their affiliates, and persons subject to statutory disqualification under Section 3(a)(39) of the Exchange Act. In the event that the Nasdaq Board approves an exemption from the five percent voting limitation (other than an exemption granted in connection with a strategic market alliance) and seeks the concurrence of the SEC with respect thereto, Nasdaq has agreed to grant Hellman & Friedman a comparable exemption from such limitation and use its best efforts to obtain SEC concurrence of such exemption.

Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Nasdaq Board out of funds legally available for them. In the event of liquidation, dissolution, or winding up of Nasdaq, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

The Nasdaq Board may provide by resolution for the issuance of preferred stock, in one or more series, and to fix the powers, preferences, and rights, and the qualifications, limitations, and restrictions thereof, of this preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund provisions, if any, and the number of shares constituting any series or the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the Common Stock and could adversely affect the voting and other rights of the holders of Common Stock.

Certain Provisions of the Certificate of Incorporation and By-Laws

Some provisions of the Certificate of Incorporation and By-Laws, which provisions are summarized above and in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board of Directors

The Nasdaq Board is divided into three classes, with one class to be elected each year to serve a three-year term. As a result, approximately one-third of the Nasdaq Board will be elected each year. These provisions, when coupled with the provision limiting the voting rights of certain persons, other than the NASD, and the provision authorizing the Nasdaq Board to fill vacant directorships or increase the size of the Nasdaq Board, may prevent a stockholder from removing incumbent directors and simultaneously gaining control of the Nasdaq Board by filling the vacancies created by such removal with its own nominees. In addition, stockholders of Nasdaq can only remove directors for cause with an affirmative vote of the holders of not less than 66 2/3% of the outstanding shares of capital stock of Nasdaq eligible to vote for directors.

Frank E. Baxter, Michael W. Clark, William S. Cohen, Kenneth D. Pasternak, Hardwick Simmons and Arvind Sodhani serve as Class 1 directors whose terms expire at the 2004 annual meeting of stockholders; Dr. Josef Ackermann, H. Furlong Baldwin, F. Warren Hellman, Richard C. Romano, Sir Martin Sorrell, and Frank G. Zarb serve as Class 2 directors whose terms expire at the 2002 annual meeting of stockholders and; Michael Casey, John D. Markese, E. Stanley O'Neal, Vikram S. Pandit, David S. Pottruck, and Arthur Rock serve as Class 3 directors whose terms expire at the 2003 annual meeting of stockholders.

Pursuant to the Certificate of Incorporation and the By-Laws, the Nasdaq Board, at its discretion, is authorized to fix the number of directors constituting the Nasdaq Board. The number of voting directors on the Nasdaq Board is currently fixed at 18.

Pursuant to the By-Laws, the number of Non-Industry Directors (as defined below), including at least one Public Director (as defined below) and at least two representatives of Nasdaq- listed companies (an "Issuer Representative"), is required to equal or exceed the number of Industry Directors (as defined below), unless the Nasdaq Board consists of 9 or fewer directors. In such case only one director is required to be an Issuer Representative.

If a director position becomes vacant, whether because of death, disability, disqualification, removal, or resignation, Nasdaq's Nominating Committee will nominate, and the Nasdaq Board will elect by majority vote, a person satisfying the classification (Industry, Non- Industry, or Public Director), if applicable, for the directorship to fill such vacancy, except that if the remaining term is not more than six months, no replacement is required.

The following is a general description of Nasdaq's director classifications:

         o Industry Director means a Director (excluding any two officers of Nasdaq, selected at the sole discretion of the Nasdaq Board, amongst those officers who may be serving as directors (the "Staff Directors")) who (i) has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10 percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10 percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of the broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20 percent or more of the professional revenues received by the director or member or 20 percent or more of the gross revenues received by the director's or member's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by the director or 20 percent or more of the gross revenues received by the director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the NASD, NASDR, Nasdaq, or Amex or has had any such relationship or provided such services at any time within the prior three years.

         o Non-Industry Director means a Director (excluding the Staff Directors) who is (i) a Public Director; (ii) an officer or employee of an issuer of securities listed on The Nasdaq Stock Market, or traded in the over-the-counter market; or
              (iii) any other individual who would not be an Industry
              Director.

         o Public Director means a Director who has no material business relationship with a broker or dealer, the NASD, NASDR, or Nasdaq.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

The By-Laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder's notice must be delivered to or mailed and received at Nasdaq's principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, that in the event that the annual meeting is called for a date that is not within 30 days before or 70 days after such anniversary date, notice by the stockholder in order to be timely must be received not earlier than 120 days prior to the meeting and not later than the later of 90 days prior to the meeting and the close of business on the 10th day following the date on which notice of the date of the annual meeting was first made public. In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder in order to be timely must be received not earlier than 120 days prior to the meeting and later than the later of 90 days prior to the meeting and the close of business on the 10th day following the day on which public disclosure of the date of the special meeting and Nasdaq's nominees was first made. In addition, the By-Laws specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders.

Stockholder Action; Special Meeting of Stockholders

The Certificate of Incorporation provides that stockholders are not entitled to act by written consent in lieu of a meeting. Delaware law vests the board of directors of a Delaware corporation with the authority to call special meetings of stockholders and permits the corporation to authorize in its certificate of incorporation or by-laws other persons to also have such authority. The Certificate of Incorporation and By-Laws do not vest any other persons with such authority.

Amendments; Supermajority Vote Requirements

The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation, unless a corporation's certificate of incorporation requires a greater percentage. The Certificate of Incorporation imposes supermajority stockholder vote (66%) requirements in connection with stockholder amendments to the By- Laws and in connection with the amendment of certain provisions of the Certificate of Incorporation, including those provisions of the Certificate of Incorporation relating to the limitations on voting rights of certain persons, the classified board of directors, removal of directors, and prohibitions on stockholder action by written consent.

Authorized But Unissued Shares

The authorized but unissued shares of Common Stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital, corporate acquisitions, and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult, or discourage an attempt to obtain control of Nasdaq by means of a proxy contest, tender offer, merger or otherwise.

Transfer Restrictions on Common Stock

The shares of Common Stock cannot be, directly or indirectly, offered, sold, gifted, pledged, assigned, transferred, or otherwise disposed of (each, for the purposes hereof, a "Transfer") except subject to all applicable laws and:

(1)      with the prior written consent of Nasdaq; or

(2) until the earlier of (i) the date on which a registration statement filed with the SEC in connection with an initial public offering of shares of Common Stock is declared effective (the "Effective Date"), or (ii) the expiration of two years following June 28, 2000 if a registration statement has not been filed with the SEC in connection with an initial public offering of shares of Common Stock during such two-year period; provided, however, that Nasdaq may elect, in its sole discretion, to further restrict the Transferability of any shares of Common Stock including, without limitation, the shares of Common Stock purchased upon exercise of any Warrants, for a period of 180 days following the Effective Date by giving written notice of such election to holders of Common Stock at least 10 days prior to the Effective Date; or

(3) to a Majority Affiliate. Any Transfer to a Majority Affiliate for consideration will require that the transferor deliver to Nasdaq, an opinion of the transferor's counsel to the effect that the Transfer of securities by the transferor to a Majority Affiliate
         (A) complies with the transfer restriction provisions set forth herein and (B) does not require registration under the Securities Act or registration or qualification under any applicable state securities laws. Any Transfer to a Majority Affiliate without consideration will require the transferor to make a written representation to Nasdaq that the Transfer complies with the provisions set forth in this section and was made without consideration.

The following terms are defined as set forth below:

         "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person.

         "Majority Affiliate" of any Person means an Affiliate of such
Person: (a) a majority of the voting stock or beneficial ownership of which is owned by such Person, or by any Person who, directly or indirectly, owns a majority of the voting stock or beneficial ownership of such Person; (b) who, directly or indirectly, owns a majority of the voting stock or beneficial ownership of such Person; and (c) any Majority Affiliate of any Affiliate described in clause (a) or clause (b) above.

         "Person" means any individual, company, limited liability company, corporation, trust, estate, association, nominee, or other entity.

Delaware Business Combination Statute

Nasdaq is organized under Delaware law.

Delaware law generally prohibits a publicly held or widely held corporation from engaging in a "business combination" with an "interested stockholder" for three years after the stockholder becomes an interested stockholder. An "interested stockholder" is a person who directly or indirectly owns 15% or more of the corporation's outstanding voting stock. A "business combination" includes a merger, asset sale or other transaction that results in a financial benefit to the interested stockholder. However, Delaware law does not prohibit these business combinations if:

(1) before the stockholder becomes an interested stockholder the corporation's board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

(2) after the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the corporation's outstanding voting stock (excluding certain shares); or

(3) the corporation's board approves the business combination and the holders of at least two-thirds of the corporation's outstanding voting stock that the interested stockholder does not own authorize the business combination at a meeting of stockholders.

Item 12. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and any corporate agents in terms sufficiently broad to indemnify such person under certain circumstances for liabilities, including reimbursement for expenses, incurred arising under the Securities Act. The Certificate of Incorporation and By-Laws provide that Nasdaq shall indemnify its directors, officers, employees, and members of the Nasdaq Listing and Hearing Review Council to the fullest extent permitted by Delaware law. Nasdaq, in its discretion, may indemnify its agents to the fullest extent and under the circumstances permitted by the Delaware General Corporation Law. The directors and officers of Nasdaq are covered by insurance policies indemnifying them against certain liabilities, including certain liabilities arising under the Securities Act, which might be incurred by them in such capacities and against which they may not be indemnified by Nasdaq.

Item 13. Financial Statements and Supplementary Data.

The following table presents selected quarterly financial data for Nasdaq. The data presented in this table are derived from "Selected Consolidated Financial Data of Nasdaq" and the consolidated financial statements and notes thereto which are included elsewhere in this Registration Statement. You should read those sections for a further explanation of the financial data summarized here. You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations of Nasdaq" section, which describes a number of factors which have affected Nasdaq's financial results. The consolidated financial statements are as set forth in the "Index to Consolidated Financial Statements" on page F-1.




                                                   Selected Quarterly Financial Data
                                                (in thousands, except EPS information)

                                      1st Qtr         2nd Qtr           3rd Qtr           4th Qtr
                                       1999             1999              1999             1999          Total 1999

Revenues                              $133,860         $152,833          $169,136          $178,419        $634,248
Total expenses                          93,552          108,610           122,751           176,966         501,879
Net operating income                    40,308           44,223            46,385             1,453         132,369
Interest                                 2,497            3,314             3,425             2,964          12,201
Taxes                                  (16,456)         (20,483)          (19,332)           (2,150)        (58,421)
Net income                              26,350           27,054            30,478             2,267          86,149
Basic and Diluted EPS                    $0.26            $0.27             $0.30             $0.02           $0.86

                                      1st Qtr         2nd Qtr           3rd Qtr           4th Qtr
                                       2000             2000              2000             2000          Total 2000

Revenues                              $219,312         $226,421          $213,321          $208,954         $868,009
Total expenses                         131,708          140,228           162,127           199,783          633,847
Net operating income                    87,604           86,193            51,194             9,171          234,162
Interest                                 2,225            3,240             5,727             8,919           20,111
Taxes                                  (36,114)         (35,070)          (28,170)           (5,663)        (105,018)
Net income                              53,715           54,362            28,751            13,299          150,127
Basic and Diluted EPS                    $0.54            $0.54             $0.23             $0.11            $1.34


Item 14. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15. Financial Statements and Exhibits.

(a) List separately all financial statements filed.

See "Index to Consolidated Financial Statements."

(b) Exhibits.

Exhibit
Number

3.1      Restated Certificate of Incorporation of The Nasdaq Stock Market,
         Inc.(+)

3.2      By-Laws of The Nasdaq Stock Market, Inc.(+)

4.1      Form of Common Stock certificate.(+)

7A Qualitative Disclosure about market risk (incorporated herein by reference to "Item 2 - Financial Information" of this Form 10).

9.1 Voting Trust Agreement dated June 28, 2000, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

9.2 First Amendment to the Voting Trust Agreement, dated as of January 18, 2001, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

10.1 Network Service Agreement, dated November 19, 1997, between MCI Telecommunications Corporation and The Nasdaq Stock Market, Inc.*(+)

10.2 Consolidated Agreement, between Unisys Corporation and The Nasdaq Stock Market, Inc.*(+)

10.3 Network User License Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.4 Software License and Services Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.5 Regulatory Services Agreement, dated June 28, 2000, between NASD Regulation, Inc. and The Nasdaq Stock Market, Inc.*(+)

10.6 Separation and Common Services Agreement, dated as of June 28, 2000, between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.7     The Nasdaq Stock Market, Inc. Employee Stock Purchase Plan.(+)

10.8     The Nasdaq Stock Market, Inc. Equity Incentive Plan.(+)

10.9 Securities Purchase Agreement, dated as of March 23, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P. and the other purchasers listed in the signature pages thereto.(+)

10.9.1 Securityholders Agreement, dated as of May 3, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., and the other securityholders listed on the signature pages thereto.

10.10 Purchase and Sale Agreement, dated March 23, 2001, by and between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.11    Employment Agreement between the National Association of
         Securities Dealers, Inc. and Frank G. Zarb effective on February 24, 1997.(+)

10.12 Instrument of Amendment, dated March 18, 1998, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997.(+)

10.13    Instrument of Amendment, dated as of August 20, 1999, to
         Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998.(+)

10.14 Instrument of Amendment, dated March 30, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999.(+)

10.15 Instrument of Amendment, effective as of July 27, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000.(+)

10.16 Instrument of Amendment, effective as of November 1, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000, and as of July 27, 2000.(+)

10.17 Instrument of Amendment, effective as of April 25, 2001, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as subsequently amended effective March 18, 1998, August 20, 1999, March 30, 2000, July 27, 2000 and November 1, 2000.(+)

10.18 Employment Agreement by and between The Nasdaq Stock Market, Inc. and J. Patrick Campbell, effective as of December 29, 2000.(+)

10.19 Employment Agreement by The Nasdaq Stock Market, Inc. and John L. Hilley, effective as of December 29, 2000.(+)

10.20 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Richard G. Ketchum, effective as of December 29, 2000.(+)

10.21 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Hardwick Simmons, dated as of January 31, 2001.(+)

11       Statement regarding computation of per share earnings
         (incorporated herein by reference to "Item 2. Financial
         Information" of this Form 10).

12       Computations of Ratios (not applicable).

21.1     List of all subsidiaries.(+)

---------------------

* Confidential treatment has been requested from the Securities and Exchange Commission for certain portions of this exhibit.

(+) Previously filed with The Nasdaq Stock Market, Inc.'s Registration Statement on Form 10 (file number 000-32651) filed on April 30, 2001.




                                 SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             THE NASDAQ STOCK MARKET, INC.



                                             By:  /s/ Edward S. Knight
                                                ------------------------------
                                             Name:   Edward S. Knight
                                             Title:  Executive Vice President
                                                     and General Counsel

Date:  June 29, 2001




                       The Nasdaq Stock Market, Inc.
               Notes to the Consolidated Financial Statements

                 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following audited, and consolidated financial statements of The Nasdaq Stock Market, Inc. and its subsidiaries are presented herein on the page indicated:

Report of Independent Auditors..............................................F-2

Consolidated Balance Sheets.................................................F-3

Consolidated Statements of Income...........................................F-5

Consolidated Statements of Changes in Stockholders' Equity..................F-6

Consolidated Statements of Cash Flows.......................................F-7

Notes to Consolidated Financial Statements..................................F-8




                       REPORT OF INDEPENDENT AUDITORS

Board of Directors
The Nasdaq Stock Market, Inc.

                  We have audited the accompanying consolidated balance sheets of The Nasdaq Stock Market, Inc. ("Nasdaq") (a majority owned subsidiary of the National Association of Securities Dealers, Inc.) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of Nasdaq's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

                  We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Nasdaq Stock Market, Inc. at December 31, 2000 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

                  As discussed in Note 3 to the consolidated financial statements, effective January 1, 1999, Nasdaq adopted Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

                                                         Ernst & Young LLP

Washington, D.C.
January 26, 2001




                       The Nasdaq Stock Market, Inc.

                        Consolidated Balance Sheets
                    (In thousands, except share amounts)

                                                                         December 31,
                                                                -------------------------------
                                                                     2000            1999
                                                                -------------------------------
Assets
Current assets:
    Cash and cash equivalents                                   $     262,257   $      10,598
    Investments:
       Available-for-sale, at fair value                              232,090         153,566
       Held-to-maturity, at amortized cost                             21,967          10,697
    Receivables, net                                                  172,660         112,403
    Receivables from related parties                                    8,250           7,168
    Deferred tax asset                                                  5,763           5,213
    Other current assets                                               14,869          12,701
                                                                -------------------------------
Total current assets                                                  717,856         312,346

Investments:
    Held-to-maturity, at amortized cost                                 6,612          17,720
Property and equipment:
    Land, buildings and improvements                                   80,727          56,173
    Data processing equipment and software                            370,066         246,999
    Furniture, equipment and leasehold improvements                   134,638         101,658
                                                                -------------------------------
                                                                      585,431         404,830
    Less accumulated depreciation and amortization                   (252,380)       (192,719)
                                                                -------------------------------
Total property and equipment, net                                     333,051         212,111

Investment in warrants, at cost                                             -          33,480
Other assets                                                           17,798           2,597
                                                                -------------------------------
Total assets                                                    $   1,075,317   $     578,254
                                                                ===============================


See accompanying notes to consolidated financial statements.




                       The Nasdaq Stock Market, Inc.

                        Consolidated Balance Sheets
                    (In thousands, except share amounts)

                                                         December 31,
                                                    2000              1999
                                              ------------------------------------

Liabilities
Current liabilities:
   Accounts payable and accrued expenses      $      117,867    $       68,585
   Accrued personnel costs                            37,273            30,505
   Deferred revenue                                    6,068             9,787
   Other accrued liabilities                          29,306            17,839
   Due to banks                                       13,876             8,819
   Payables to related parties                        19,158            11,742
                                              ------------------------------------
Total current liabilities                            223,548           147,277


Long-term debt                                        25,000            25,000
Accrued pension costs                                 10,390             7,073
Non-current deferred tax liability,  net              26,782            10,928
Deferred revenue, investment in warrants, at               -            33,480
   cost
Other liabilities                                      9,153             2,484
                                              ------------------------------------
Total long-term liabilities                           71,325            78,965


Total liabilities                                    294,873           226,242

Minority interests                                    15,543                 -

Stockholders' Equity
Common stock, $.01 par value, 300,000,000
   authorized, 123,663,746 issued and
   outstanding                                         1,237             1,000
Additional paid-in capital                           265,603               149
Unrealized gains on available-for-sale
   investments, net of tax                               321             1,742
Foreign currency translation, net of
   minority interests of ($1,185) in 2000             (1,508)                -
Retained earnings                                    499,248           349,121
                                              ------------------------------------
Total stockholders' equity                           764,901           352,012
                                              ------------------------------------
Total liabilities, minority interest and      $    1,075,317    $      578,254
   stockholders' equity
                                              ====================================


See accompanying notes to consolidated financial statements.




                       The Nasdaq Stock Market, Inc.

                     Consolidated Statements of Income
                    (In thousands, except share amounts)



                                                        Years ended December 31,
                                                2000              1999              1998
                                         -------------------------------------------------------


Revenue
Transaction services                     $     395,123      $     283,652     $      160,506
Market information services                    258,251            186,543            152,665
Issuer services                                184,595            163,425            137,344
Other                                           30,040                628                308
                                         -------------------------------------------------------
   Total revenue                               868,009            634,248            450,823
                                         -------------------------------------------------------

Expenses
Compensation and benefits                      133,496             98,129             78,565
Marketing and advertising                       45,908             62,790             42,483
Depreciation and amortization                   65,645             43,696             34,984
Professional and contract services              61,483             35,282             35,127
Computer operations and data
   communications                              138,228            100,493             72,111
Travel, meetings and training                   12,113             10,230              7,750
Occupancy                                       14,766              6,591              5,354
Publications, supplies and postage               7,181              4,670              5,208
Interest                                         2,130              2,143              1,962
Other                                           24,375             22,666             14,742
                                         -------------------------------------------------------
   Total direct expenses                       505,325            386,690            298,286
                                         -------------------------------------------------------

Support cost from related parties, net         128,522            115,189            100,841
                                         -------------------------------------------------------
   Total expenses                              633,847            501,879            399,127
                                         -------------------------------------------------------


Net operating income                           234,162            132,369             51,696
Interest                                        20,111             12,201              9,269
Provision for income taxes                    (105,018)           (58,421)           (26,010)
Minority interests in earnings                     872                  -                  -
                                         -------------------------------------------------------
Net income                               $     150,127      $      86,149     $       34,955
                                         =======================================================


                                         =======================================================
Basic earnings per common share          $      1.34        $      0.86       $      0.35
                                         =======================================================



See accompanying notes to consolidated financial statements.




                                                          The Nasdaq Stock Market, Inc.

                                         Consolidated Statements of Changes in Stockholders' Equity
                                                       (In thousands, except share amounts)

                                              Number of                                               Accumulated
                                                                         Additional                      Other
                                            Common Shares    Common        Paid in       Retained    Comprehensive
                                           Outstanding1      Stock1       Capital1       Earnings     Income (Loss)    Total
                                           ---------------------------------------------------------------------------------------


Balance, January 1, 1998                       100,000,000     1,000   $        149    $    228,017             -         $229,166
    Net income                                           -         -              -          34,955             -           34,955

    Unrealized gains on                                  -         -              -               -  $      2,020            2,020
      available-for-sale investments, net
      of tax of $1,088
                                                                                                                      ------------
    Comprehensive income                                 -         -              -               -             -           36,975
                                           ---------------------------------------------------------------------------------------
Balance, December 31, 1998                     100,000,000     1,000            149         262,972         2,020          266,141
    Net income                                           -         -              -          86,149             -           86,149
    Unrealized losses on
      available-for-sale investments, net
      of tax of $(149)                                   -         -              -               -          (278)            (278)
                                                                                                                      -------------
    Comprehensive income                                 -         -              -               -             -           85,871
                                           ----------------------------------------------------------------------------------------
Balance, December 31, 1999                     100,000,000     1,000            149         349,121         1,742          352,012
    Net income                                           -         -              -         150,127             -          150,127
    Unrealized losses on
      available-for-sale investments, net
      of tax of $(765)                                   -         -              -               -        (1,421)          (1,421)
    Foreign currency translation, net
      of Minority interests of
      $(1,185)                                           -         -              -               -        (1,508)          (1,508)
                                                                                                                      -------------
    Comprehensive income                                 -         -              -               -             -          147,198
    Capital contribution                                 -         -         30,000               -             -           30,000
    Minority interest resulting from
      original share of equity in Nasdaq
      Europe                                             -         -        (17,600)              -             -          (17,600)
    Net proceeds from Phase I offering          23,663,746 $     237        253,054               -             -          253,291
                                           ========================================================================================
    Balance, December 31, 2000              123,663,746    $   1,237   $    265,603    $    499,248  $     (1,187)    $    764,901
                                           ========================================================================================


See accompanying notes to consolidated financial statements.



-------------------
 1 Gives effect to the June 28, 2000 49,999-for-one stock dividend of the shares of Common Stock for years December 31, 1998 and 1999.




                       The Nasdaq Stock Market, Inc.

                   Consolidated Statements of Cash Flows
                               (In thousands)

                                                             Years ended December 31,
                                                      2000              1999             1998
                                                -----------------------------------------------------
Cash flow from operating activities
Cash received from customers                    $     713,408     $     527,946    $   400,918
Cash paid to suppliers and employees                 (281,601)         (248,173)      (212,006)
Cash paid to related parties, net                    (122,188)         (104,761)      (109,563)
Income taxes paid                                    (101,171)          (49,992)       (24,131)
Interest received, net                                 19,624            10,320          7,699
Other                                                  21,248              (715)        (6,194)
                                                -----------------------------------------------------
Cash provided by operating activities                 249,320           134,625         56,723
Cash flow from investing activities
Proceeds from redemptions of
   available-for-sale investments                     154,931           107,328              -
Purchases of available-for-sale investments          (237,241)         (131,291)             -
Proceeds from maturities of held-to-maturity
   investments                                         10,811            30,743        100,845
Purchases of held-to-maturity investments             (10,973)          (30,990)      (129,624)
Purchases of property and equipment                  (189,666)         (110,489)       (39,729)
Proceeds from sales of property and
   equipment                                            3,108             4,042         10,358
                                                -----------------------------------------------------
Cash used in investing activities                    (286,009)         (130,657)       (58,150)
Cash flow from financing activities
Increase in due to banks                                5,057             3,876            156
Proceeds from Phase I private placement
   offering                                           253,291                 -              -
Contributions from minority shareholders               30,000                 -              -
                                                -----------------------------------------------------
Cash provided by financing activities                 288,348             3,876            156
Increase (decrease) in cash and cash
   equivalents                                        251,659             7,844         (1,271)
Cash and cash equivalents at beginning of
   period                                              10,598             2,754          4,025
                                                -----------------------------------------------------
Cash and cash equivalents at end of period      $     262,257     $      10,598    $     2,754
                                                =====================================================
Reconciliation of net income to cash provided
   by operating activities
Net income                                      $     150,127     $      86,149    $    34,955
Depreciation and amortization                          65,645            43,696         34,984
Minority interests in earnings                           (872)                -              -
Increase in receivables, net                          (59,885)          (39,897)       (18,762)
(Increase) decrease in receivables from
   related parties                                     (1,082)            2,497         (6,670)
Increase in other current assets                       (2,168)           (6,521)          (380)
Increase in deferred tax asset                           (550)           (1,316)             -
Decrease (increase) in other assets                     1,265             4,866         (4,688)
Increase in accounts payable and accrued
   expenses                                            49,256            18,815          7,607
Increase in accrued personnel costs                     6,685             9,660          3,966
(Decrease) increase in deferred revenue                (3,719)            1,413          2,758
Increase in other accrued liabilities                  11,362             2,569          9,545
Increase (decrease) in payables to related
   parties                                              7,416             7,931         (2,052)
Increase (decrease) in accrued pension costs            3,139             2,507         (3,414)
Increase in non-current deferred tax
   liability,  net                                     15,854             2,770              -
Increase (decrease) in other liabilities                6,847              (514)        (1,126)
                                                -----------------------------------------------------
Cash provided by operating activities           $     249,320     $     134,625    $    56,723


 See accompanying notes to consolidated financial statements.




                       The Nasdaq Stock Market, Inc.
               Notes to the Consolidated Financial Statements


1.   Organization and Nature of Operations

The Nasdaq Stock Market, Inc. ("Nasdaq") is the parent company of Nasdaq Global Holdings ("Nasdaq Global"); Quadsan Enterprises, Inc. ("Quadsan"); Nasdaq Tools, Inc. ("Nasdaq Tools"); Nasdaq Investment Product Services, Inc. ("NIPS"); and Nasdaq International Market Initiatives, Inc. ("NIMI"); collectively referred to as Nasdaq. These entities are wholly owned by Nasdaq. Nasdaq is a majority owned subsidiary of the National Association of Securities Dealers, Inc. (the "NASD").

At a special meeting of the NASD members held on April 14, 2000, more than a majority of NASD members approved a plan to broaden the ownership in Nasdaq through a two-phase private placement of (1) newly-issued shares of Common Stock, and (2) Common Stock and Warrants to purchase shares of Common Stock owned by the NASD (the "Restructuring"), to NASD members, Nasdaq market participants, Nasdaq issuers, institutional investors and other strategic partners. The Restructuring is intended, among other things, to strategically realign the ownership of Nasdaq, minimize potential conflicts of interest between Nasdaq and NASDR and allow Nasdaq to respond to current and future competitive challenges caused by technological advances and the increasing globalization of financial markets.

In connection with the first phase ("Phase I") of the Restructuring, (1) the NASD separated The American Stock Exchange LLC ("Amex") from The Nasdaq-Amex Market Group, Inc. ("Market Group"), a holding company which was a subsidiary of the NASD; (2) Market Group was then merged with and into Nasdaq; (3) Nasdaq then effected a 49,999-for-one stock dividend creating 100 million shares of Common Stock outstanding (all of which were initially owned by the NASD); and (4) Nasdaq authorized the issuance of an additional 30.9 million in new shares to be offered for sale by Nasdaq. All share and per share amounts have been retroactively adjusted to reflect the June 28, 2000 49,999-for-one stock dividend.

Phase I of the Restructuring closed on June 28, 2000 with Nasdaq selling
23.7 million of its newly issued shares, yielding net proceeds of approximately $253.3 million. As of December 31, 2000, the NASD owned approximately 81% of Nasdaq. During Phase I of the Restructuring, the NASD sold Warrants to purchase shares of Nasdaq Common Stock, that if fully exercised, would decrease the NASD's ownership to approximately 60%. The second phase ("Phase II") of the Restructuring closed on January 18, 2001 (see note 14).

Nasdaq operates in one segment as defined in the Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). Nasdaq uses a multiple market maker system to operate an electronic, screen-based equity market. Nasdaq's principal business products are price discovery and trading services, listing of issues, and the sale of related data and information. The majority of this business is transacted with listed companies, market data vendors and firms in the broker/dealer industry within the United States.

Nasdaq Global, which is incorporated in Switzerland, is the holding company for Nasdaq's investments in Nasdaq Europe Planning Company Limited, Nasdaq Europe S.A./N.V. and Nasdaq Japan, Inc. ("Nasdaq Japan"). Quadsan Enterprises, Inc. ("Quadsan") is a Delaware Investment Holding Company which provides investment management services for Nasdaq. Nasdaq Investment Product Services, Inc. ("NIPS") is the sponsor of the Nasdaq-100 Trust, Series I. Nasdaq International Market Initiatives, Inc. ("NIMI") offers a variety of consulting services to assist emerging and established securities markets around the world with both technology applications and regulation. Nasdaq Tools, Inc. ("Nasdaq Tools") provides software products and services related to the broker/dealer industry to be used in conjunction with the Nasdaq Workstation II ("NWII") software.

2.   Significant Transactions

NASD formed a joint venture, NASDAQ Europe, in February 2000 with Softbank, Vivendi, and Epartners, whereby each partner contributed $10 million in cash. NASD contributed $10 million cash, licensing of its brand and provided technology expertise and management leadership in exchange for a 56% interest in this venture. As part of the restructuring, the NASD's ownership interest in Nasdaq Europe was transferred to Nasdaq Global Holdings.

NASDAQ Europe was treated as a consolidated entity in the NASDAQ and NASD financial statements.

On March 7, 2000, Nasdaq acquired Financial Systemware, Inc. ("FSI", now known as Nasdaq Tools), a company which develops and markets a set of software utilities which can be loaded on a NWII terminal to enhance the features and functionalities of the NWII software. This acquisition has been accounted for using the purchase method of accounting, and accordingly, assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of acquisition. The results of operations of Nasdaq Tools are included in the consolidated statements of income and stockholders' equity from the acquisition date. Periods prior to the acquisition date are not included in the consolidated statements of income and stockholders' equity.

Upon closing of the transaction, Nasdaq acquired 100% of FSI's issued and outstanding stock for $7.3 million. Goodwill of $6.5 million recorded as a result of the acquisition is being amortized on a straight-line basis over five years. Additionally, the Nasdaq Tools principals, the sellers, will collectively be paid $25.0 million. Of this amount, $10.0 million was paid upon closing and is being recognized as expense on a straight-line basis over five years. Five cash payments of $3.0 million each will be paid over the five years following closing, contingent upon the continued employment and development efforts of the Nasdaq Tools principals. The unamortized goodwill and other intangible assets related to the acquisition of Nasdaq Tools are $5.4 million and $8.3 million, respectively, as of December 31, 2000 and are included in other assets in the consolidated balance sheets.

In October 2000, Nasdaq Japan sold an approximately 15 percent stake for approximately $48 million to a group of 13 major Japanese, U.S. and European brokerages, thereby reducing Nasdaq Global's interest to approximately 39.1 percent. Nasdaq Japan will use the proceeds primarily for working capital and the development of a hybrid market model with quote and order functionality.




3.   Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Nasdaq and its majority owned subsidiaries. All non-majority owned investees are accounted for under the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include demand cash and all non-restricted investments purchased with a remaining maturity of three months or less at the time of purchase. Such investments included in cash and cash equivalents in the consolidated balance sheets were $218.5 million and $7.1 million at December 31, 2000 and 1999, respectively.

Investments

Under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of investments at the time of purchase. Investments for which Nasdaq does not have the intent or ability to hold to maturity are classified as "available-for-sale" and are carried at fair market value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments for which Nasdaq has the intent and ability to hold to maturity are classified as "held-to-maturity" and are carried at amortized cost. The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts and is included in interest income and interest expense as appropriate. Realized gains and losses on sales of securities are included in earnings using the specific identification method.

A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

Receivables, Net

Nasdaq's receivables are concentrated with NASD member firms, market data vendors and Nasdaq issuers. Receivables are shown net of reserves for uncollectable accounts. Reserves are calculated based on the age and source of the underlying receivable and are tied to past collections experience. Total reserves netted against receivables in the consolidated balance sheets were $5.4 million and $3.0 million at December 31, 2000 and 1999, respectively.


3.   Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Equipment acquired under capital leases is recorded at the lower of fair market value or the present value of future lease payments. Depreciation and amortization are provided on the straight-line method. Estimated useful lives generally range from 10 years to 40 years for buildings and improvements, 2 years to 5 years for data processing equipment and software, and 5 years to 10 years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the lesser of the useful life of the improvement or the term of the applicable lease.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that long-lived assets or other assets may be impaired, such as obsolescence, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down is required. If a write-down is required, Nasdaq would prepare a discounted cash flow analysis to determine the amount of the write-down.

Deferred Revenue

Deferred revenues represent cash received and billed receivables which are unearned, until services are provided.

Revenue Recognition

Market information services revenues are based on the number of presentation devices in service and quotes delivered through those devices. Market information services revenues are recognized in the month that information is provided. Transaction services revenues are variable based on service volumes and are recognized as transactions occur. Issuer annual listing services revenues are recognized ratably over the following 12 month period. Issuer initial listing fees are recognized in the month listing occurs. Issuer additional share fees are recognized in the period the incremental shares are issued.

On a monthly basis, Nasdaq accrues the gross CQA/CTA revenue based on the prior quarter's actual revenue and the actual Nasdaq trades in NYSE and Amex stocks for the month. 40% of the estimate is accrued towards the revenue sharing arrangement with the market participants. On a quarterly basis, revenues are adjusted to reflect the actual payments received.

Advertising Costs

Nasdaq expenses advertising costs, which included media advertising and production cost, in the periods in which the costs are incurred. Media advertising and production costs included as marketing and advertising in the consolidated statements of income totaled $35.3 million, $45.3 million and $36.2 million for 2000, 1999, and 1998, respectively.

Software Costs

Significant purchased application software, and operational software that is an integral part of computer hardware, are capitalized and amortized on the straight-line method over their estimated useful lives. All other purchased software is charged to expense as incurred.

3.   Summary of Significant Accounting Policies (continued)

Nasdaq adopted Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" effective January 1, 1999. The provisions of this SOP require certain costs incurred in connection with developing or obtaining internal use software to be capitalized. Unamortized capitalized software development costs of $37.8 million and $14.7 million as of December 31, 2000 and 1999, respectively, are carried in data processing equipment and software in the consolidated balance sheets. Amortization of costs capitalized under SOP 98-1 totaled $2.3 million and $0.5 million for 2000 and 1999 and is included in depreciation and amortization in the consolidated statements of income.

Income Taxes

Nasdaq and its subsidiaries are taxable entities. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences reverse.

Foreign Currency Translation

Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated to U.S. dollars at exchange rates in effect at the balance sheet date. Translation adjustments resulting from this process are charged or credited to other comprehensive income. Revenue and expenses are translated at average exchange rates during the year. Gains and losses on foreign currency translations are included in other expenses.

Minority Interests

Minority interests in the consolidated balance sheets represents the minority owners' share of equity as of the balance sheet date. Minority interests in the consolidated statements of income represents the minority owners' share of the income or loss of certain consolidated subsidiaries.

Classifications

Certain amounts for the prior year have been reclassified to conform with the 2000 presentation.

4.  Investments

Investments consist of U.S. Treasury securities obligations of U.S. Government sponsored enterprises, municipal bonds, equity securities and other financial instruments. Following is a summary of investments classified as available for sale which are carried at fair value as of December 31, 2000:


                                                    Available-for-Sale Securities
                                     ---------------------------------------------------------------
                                                         Gross           Gross         Estimated
                                                      Unrealized       Unrealized         Fair
(In Thousands)                            Cost           Gains           Losses          Value
                                     ---------------------------------------------------------------
December 31, 2000
U.S. Treasury securities and
    obligations of U.S. government
    agencies                                109,350             542               59        109,833
Obligations of states and political
    subdivisions                             43,664              55              954         42,765
Asset-backed securities                      52,846             202              513         52,535
U.S. corporate securities                     6,018              61               90          5,988
Other debt securities                           649               9                -            658
                                     ---------------------------------------------------------------
    Total debt securities                   212,527             869            1,616        211,780
Equity securities                            19,069           3,584            2,343         20,310
                                     ---------------------------------------------------------------
                                            231,596           4,453            3,959        232,090
                                     ===============================================================

Following is a summary of investments classified as held to maturity which are carried at amortized cost as of December 31, 2000:

                                                    Held-to-Maturity Securities
                                     ---------------------------------------------------------------
                                                         Gross           Gross         Estimated
                                                      Unrealized       Unrealized         Fair
(In Thousands)                            Cost           Gains           Losses          Value
                                     ---------------------------------------------------------------
December 31, 2000
U.S. Treasury securities and
    obligations of U.S. government
    agencies                                 28,579              45               32         28,592
Obligations of states and political
    subdivisions                                  -               -                -              -
Asset-backed securities                           -               -                -              -
U.S. corporate securities                         -               -                -              -
Other debt securities                             -               -                -              -
                                     ---------------------------------------------------------------
    Total debt securities                    28,579              45               32         28,592
Equity securities
                                     ---------------------------------------------------------------
                                             28,579              45               32         28,592
                                     ===============================================================

Following is a summary of investments classified as available for sale which are carried at fair value as of December 31, 1999:

                                                  Available-for-Sale Securities
                                     ---------------------------------------------------------------
                                                         Gross           Gross         Estimated
                                                      Unrealized       Unrealized         Fair
(In Thousands)                            Cost           Gains           Losses          Value
                                     ---------------------------------------------------------------
December 31, 1999
U.S. Treasury securities and
    obligations of U.S. government
    agencies                                 68,751             135              487         68,399
Obligations of states and political
    subdivisions                             37,140               -              792         36,348
Asset-backed securities                      16,814               1              657         16,158
U.S. corporate securities                     9,055               1              164          8,892
Other debt securities                             -               -                -              -
                                     ---------------------------------------------------------------
    Total debt securities                   131,760             137            2,100        129,797
Equity securities                            19,125           5,642              998         23,769
                                     ---------------------------------------------------------------
                                            150,885           5,779            3,098        153,566
                                     ===============================================================

Following is a summary of investments classified as held to maturity which are carried at amortized cost as of December 31, 1999:

                                                    Held-to-Maturity Securities
                                     ---------------------------------------------------------------
                                                         Gross           Gross         Estimated
                                                      Unrealized       Unrealized         Fair
(In Thousands)                            Cost           Gains           Losses          Value
                                     ---------------------------------------------------------------
December 31, 1999
U.S. Treasury securities and
    obligations of U.S. government
    agencies                                 28,417               7              617         27,807
Obligations of states and political
    subdivisions                                  -               -                -              -
Asset-backed securities                           -               -                -              -
U.S. corporate securities                         -               -                -              -
Other debt securities                             -               -                -              -
                                     ---------------------------------------------------------------
    Total debt securities                    28,417               7              617         27,807
Equity securities
                                     ---------------------------------------------------------------
                                             28,417               7              617         27,807
                                     ===============================================================


At December 31, 2000 and 1999, investments with a carrying amount of approximately $28.0 million were pledged as collateral under Nasdaq's $25.0 million note payable.

During the years ended December 31, 2000, and 1999, debt and marketable equity available-for-sale securities with a fair value at the date of sale of $72.7 million and $145.6 million, respectively, were sold. The gross realized gains on such sales totaled $2.8 million and $830,000, respectively, and the gross realized losses totaled $955,000 and $998,000, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity totaled $(224,000) and $3.0 million, respectively.

During the years ended December 31, 2000, and 1999, debt and marketable equity available-for-sale securities with a fair value at the date of sale of $72.7 million and $145.6 million, respectively, were sold. The gross realized gains on such sales totaled $2.8 million and $830,000, respectively, and the gross realized losses totaled $955,000 and $998,000, respectively. The net adjustment to unrealized holding gains (losses) on available-for-sale securities included as a separate component of shareholders' equity totaled $(224,000) and $3.0 million, respectively.

Nasdaq accounts for investments under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management thereby determines the appropriate classification of investments at the time of purchase. Investments for which Nasdaq does not have the intent or ability to hold to maturity are classified as "available-for-sale" and are carried at fair market value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. Investments for which Nasdaq has the intent and ability to hold to maturity are classified as "held-to-maturity" and are carried at amortized cost. The amortized cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts and is included in interest income and interest expense as appropriate. Realized gains and losses on sales of securities are included in earnings using the specific identification method. A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

5.       Fair Value of Financial Instruments

Nasdaq considers cash and cash equivalents, accounts receivable, investments, investments in subsidiaries, accounts payable and accrued expenses, due to banks, and long-term debt to be its financial instruments. The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, investments, accounts payable and accrued expenses, and due to banks closely approximate their fair values. The approximate fair value of Nasdaq's long-term debt was estimated using a discounted cash flow analysis, based on Nasdaq's assumed incremental borrowing rates for similar types of borrowing arrangements. This analysis indicates that the fair value of Nasdaq's long-term debt at December 31, 2000 and 1999 approximates its carrying amount. The fair value of its investments in subsidiaries is not determinable since these investments do not have quoted market prices.

6.       Long-Term Debt

In May 1997, Nasdaq entered into a $25.0 million note payable with a financial institution (the "Lender"). Principal payments are scheduled to begin in 2007 and continue in equal monthly installments until maturity in 2012. The note requires monthly interest payments through May 2007 at an annual rate of 7.41%. After May 2007, Nasdaq will incur interest equal to the Lender's cost of funds rate, as defined in the agreement, plus .5%. Interest expensed and paid under the agreement totaled approximately $1.9 million for each of the years ended December 31, 2000, 1999 and 1998.

7.       Income Taxes

The income tax provision includes the following amounts:


                                                             Years Ended December 31,
                                                     2000              1999             1998
                                               -----------------------------------------------------
Current income taxes:
    Federal                                    $     75,727      $      46,482    $     22,930
    State                                            14,208             11,599           5,196
                                               -----------------------------------------------------
Total current income taxes                           89,935             58,081          28,126

Deferred income taxes:
    Federal                                          12,081                273          (1,695)
    State                                             3,002                 67            (421)
                                               -----------------------------------------------------
Total deferred income taxes                          15,083                340          (2,116)

                                               -----------------------------------------------------
Total provision for income taxes               $    105,018      $      58,421    $     26,010
                                               -----------------------------------------------------

Income taxes paid during the periods           $    101,171      $      49,992    $     24,131


7.       Income Taxes (continued)

Reconciliations of the statutory United States federal income tax rates to the effective tax rates are as follows:


                                                             Years Ended December 31,
                                                     2000              1999             1998
                                               -----------------------------------------------------
Federal                                             35.0%             35.0%            35.0%
State                                                3.8               5.2              5.1
Foreign losses without US benefit                    1.8               -                -
Other, net                                           0.6               0.2              2.6
                                               -----------------------------------------------------
Effective rate                                      41.2%             40.4%            42.7%
                                               =====================================================


 Components of Nasdaq's deferred tax assets and liabilities consisted of the following:


                                                                     December 31,
                                                                2000               1999
                                                        ------------------- -----------------

Deferred tax assets:
   Deferred fees                                        $           453     $         2,233
   Compensation and benefits                                        171                 179
   Bad debts                                                      5,139               2,801
                                                        ------------------- -----------------
Total deferred tax assets                                         5,763               5,213

Deferred tax liabilities:
   Depreciation                                         $       (12,492)             (9,966)
   Software development costs                                   (19,624)             (5,184)
   Other                                                          5,334               4,222
                                                        ------------------- -----------------
Total deferred tax liabilities, net                     $       (26,782)    $       (10,928)
                                                        =================== =================


 Due to the Nasdaq's foreign operations, it has approximately $3.9 million of foreign deferred tax assets, primarily Net Operating Losses and Start-Up costs. These in-country deferred tax assets have been fully reserved by an offsetting Valuation Allowance as it is not "more likely than not" that these deferred tax assets will be realized.

8.    Employee Benefits

Nasdaq is a participating employer in a noncontributory, defined-benefit pension plan, along with other arrangements, that the NASD maintains for the benefit of eligible employees of its subsidiaries. The benefits are primarily based on years of service and the employees' average salary during the highest 60 consecutive months of employment. The plan assets consist primarily of fixed income and equity securities.


8.    Employee Benefits (continued)

 The following table sets forth the plans' funded status and amounts recognized in the Nasdaq balance sheets of December 31:


                                                                               Pension Benefits
                                                                            2000              1999
                                                                      ------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                               $      39,773     $    33,184
Service cost                                                                  4,543           3,304
Interest cost                                                                 3,246           2,448
Actuarial losses                                                              5,488           7,363
Benefits paid                                                                (1,988)         (2,246)
(Gain) loss due to change in discount rate                                    2,605          (4,280)
                                                                      ------------------------------------
Benefit obligation at end of year                                     $      53,667     $    39,773
                                                                      ------------------------------------

Change in plan assets
Fair value of plan assets at beginning of year                        $      28,312     $    22,801
Actual return on plan assets                                                  2,058           5,276
Company contributions                                                         3,082           2,480
Benefits paid                                                                (1,988)         (2,245)
                                                                      ------------------------------------
Fair value of plan assets at end of year                                $    31,464     $    28,312
                                                                      ------------------------------------

Funded status of the plan (underfunded)                               $     (22,203)        (11,461)
Unrecognized net actuarial gain                                               8,393           1,444
Unrecognized prior service cost                                                 906             976
Unrecognized transition obligation/(asset)                                     (390)           (447)
                                                                      ------------------------------------
Accrued benefit cost                                                  $     (13,294)    $    (9,488)
                                                                      ====================================


As of December 31, 2000 and 1999, $2.9 million and $2.4, respectively, of the accrued pension liability is carried as current in the accounts payable and accrued expenses line of the consolidated balance sheets.


                                                                               Pension Benefits
                                                                            2000              1999
                                                                      ------------------------------------

Weighted-average assumptions as of December 31
Discount rate                                                               7.5%              8.0%
Expected return on plan assets                                              9.0               9.0
Rate of compensation increase                                               5.2               5.3


8.    Employee Benefits (continued)


                                                                         Pension Benefits
                                                             2000              1999             1998
                                                       -----------------------------------------------------
Components of net periodic benefit cost
Service cost                                           $       4,543     $       3,304    $       2,817
Interest cost                                                  3,246             2,448            2,039
Expected return on plan assets                                (2,533)           (2,261)          (1,693)
Amortization of unrecognized transition asset                    (57)              (57)             (57)
Recognized net actuarial loss                                    145               101               65
Prior service cost recognized                                    131               133              131
Curtailment/settlement loss recognized                         1,296                 -                -
                                                       -----------------------------------------------------
Benefit cost                                           $       6,771     $       3,668    $       3,302
                                                       =====================================================


Nasdaq also participates in a voluntary savings plan for eligible employees of the NASD and its subsidiaries. Employees are immediately eligible to make contributions to the plan and are also eligible for an employer contribution match at an amount equal to 100% of the first 4% of eligible employee contributions. Eligible plan participants may also receive an additional discretionary match from Nasdaq. Savings plan expense for the years ended December 31, 2000, 1999, 1998 was $3.7 million, $2.9 million, and $2.0 million, respectively. The expense included a discretionary match authorized by the NASD Board of Governors totaling $1.3 million for the year ended December 31, 2000, $1.3 million for the year ended December 31, 1999, and $1.0 million for the year ended December 31, 1998.

In October 2000, the Nasdaq Board of Directors (the "Nasdaq Board") approved the implementation of an equity incentive plan and an employee stock purchase plan. The plans will be submitted to Nasdaq stockholders for their approval. As of December 31, 2000, no grants have been made under the plans.

9.    Leases

Nasdaq leases certain office space and equipment in connection with its operations. The majority of these leases contain escalation clauses based on increases in property taxes and building operating costs. Certain of these leases also contain renewal options. Rent expense for operating leases was $9.9 million for the year ended December 31, 2000, $4.0 million for the year ended December 31, 1999 and $1.4 million for the year ended December 31, 1998.

Future minimum lease payments under noncancellable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000:


 9.    Leases (continued)

Year ending December 31:
2001                                                                         $       13,455
2002                                                                                 16,034
2003                                                                                 16,047
2004                                                                                 16,376
2005                                                                                 16,234
Remaining years                                                                     126,259
                                                                             --------------------
Total minimum lease payments                                                 $      204,405
                                                                             ====================


Future minimum lease payments under noncancellable capital leases with initial or remaining terms of one year or more consisted of the following at December 31, 2000:

Year ending December 31:
2001                                                                         $        6,462
2002                                                                                  6,462
2003                                                                                  3,231
2004                                                                                      -
2005                                                                                      -
Remaining years                                                                           -
                                                                             --------------------
Total minimum lease payments                                                 $       16,155
                                                                             ====================


10.   Warrants

In connection with the OptiMark, Inc. ("OptiMark") partnership, OptiMark agreed to issue to Nasdaq warrants to purchase up to an aggregate of 11.25 million shares of its common stock, $0.01 par value per share. The warrants are exercisable in several tranches upon the achievement of certain milestones, which are based primarily upon the average daily share volume of Nasdaq securities traded through the OptiMark Trading System. The first milestone was the warrant commencement date, which occurred on October 11, 1999. On that date, Nasdaq received two fully exercisable warrants from OptiMark to purchase 4.5 million shares. The first 2.25 million shares may be purchased at an exercise price of $5.00 per share. All remaining warrants provide that shares may be purchased at an exercise price of $7.00 per share. The warrants are exercisable through the earlier of (i) the last day that the OptiMark System continues to be available on all NWII workstations and (ii) the fifth anniversary of the warrant commencement date, or October 11, 2004. As of October 11, 1999, these warrants had a combined value of $33.5 million which is considered to be the cost of these warrants. The deferred revenue associated with these warrants was to be amortized into income based on share volume traded through the OptiMark System.

In September 2000, OptiMark announced a strategic change in its business that will allow it to focus on providing technology solutions to electronic marketplaces. As part of the change, OptiMark decided to suspend trading operations on the OptiMark System. As a result, Nasdaq management has concluded that its investment in warrants in OptiMark as well as the realization of the deferred revenue related to these warrants is impaired. Therefore, in September 2000, Nasdaq reduced its investment in warrants and related deferred revenue to zero. Nasdaq will

10.   Warrants (continued)

monitor OptiMark's implementation of its new business model and assess the value of the warrants at each balance sheet date.

11.   Commitments and Contingencies

In November 1997, Nasdaq entered into an agreement with WorldCom Inc. to replace the existing data network that connects the Nasdaq market facilities to market participants. The contract contains a minimum guarantee of $300 million to be incurred through November 2003. Billings under the contract are $143.3 million as of December 31, 2000. The WorldCom contract is for $600 million but the only guarantee is to utilize the service to $300 million. In 1997 Nasdaq paid an $8 million deposit fee in relation to this contract, of which $4 million will be returned from WorldCom if Nasdaq uses $350 million of the CTCI and EWNII network services. If Nasdaq achieves $400 million of usage, the full $8 million will be returned. In 1997, Nasdaq fully reserved for this deposit in the event that the Company did not reach the $350 million utilization of network services. There was a possibility at the end of 2000 that if SuperMontage stayed on schedule, Nasdaq would change network configurations altogether due to the volume, capacity and cost issues. The deposit continues to be fully reserved due to the unknown utilization of the network to the $350 million level.


In October 2000, Nasdaq entered into a contract with OptiMark under which OptiMark was engaged to provide software development services in connection with the development of the SuperMontage system. Nasdaq will pay OptiMark for the SuperMontage development for a period not to exceed twelve months. Additionally, OptiMark will be entitled to receive incentive payments if it meets certain delivery milestones agreed to in the contract. If Nasdaq uses OptiMark's services for the full twelve months of expected development effort and OptiMark meets all of its deliverables, then Nasdaq will be required to pay up to $14.2 million.

Nasdaq may be subject to claims arising out of the conduct of its business. Currently, there are certain legal proceedings pending against Nasdaq. Management believes, based upon the opinion of counsel, that any liabilities or settlements arising from these proceedings will not have a material effect on the financial position or results of operations of Nasdaq. Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of Nasdaq.

12.       Related Party Transactions

Related party receivables and payables are the result of various transactions between Nasdaq and its affiliates. Payables to related parties are comprised primarily of the regulation charge from NASDR, a wholly owned subsidiary of the NASD. NASDR charges Nasdaq for costs incurred related to Nasdaq market regulation and enforcement. Support charges from the NASD to Nasdaq represent another significant component of payables to related parties. The support charge includes an allocation of a portion of the NASD's administrative expenses as well as its costs incurred to develop and maintain technology on behalf of Nasdaq. The remaining component of payables to related parties is cash disbursements funded by the NASD on behalf of Nasdaq.

Receivables from related parties are primarily attributable to costs incurred by Amex and funded by Nasdaq related to various Amex technology projects. The remaining portion of the receivable from related parties balance is related to cash disbursements funded by Nasdaq on behalf of its affiliates. Disbursements made by Nasdaq on behalf of affiliates relate mainly to office supply and utility charges where Nasdaq represents the largest portion.

12.       Related Party Transactions (continued)

Surveillance Charge from NASDR

NASDR incurs costs associated with surveillance monitoring, legal and enforcement activities related to the regulation of Nasdaq. These costs are charged to Nasdaq based upon the NASD management's estimated percentage of costs incurred by each NASDR department that are attributable directly to Nasdaq market surveillance. The following table represents Nasdaq management's estimate of the costs charged by NASDR to Nasdaq:


                                                                  December 31,
                                               -----------------------------------------------
                                                     2000             1999             1998
                                               -------------     ------------    -------------
Compensation                                   $     32,018      $     32,529    $      29,894
Professional and contract services                   27,110            20,000           16,193
Occupancy                                               399             1,687            1,945
Publications, supplies and postage                    2,924             1,661            1,744
Computer ops. and data comm.                          5,010             3,430            2,503
Depreciation                                          8,435             3,831            3,205
Travel, meetings and training                         2,848             1,841            1,670
Other                                                 1,106               150              192
                                               -----------------------------------------------
Total                                          $     79,850      $     65,129    $      57,346
                                               ===============================================


On June 28, 2000 Nasdaq entered into a Regulatory Services Agreement with NASDR (the "Regulatory Services Agreement"). Under the terms of this agreement, NASDR will provide Nasdaq regulatory services and related administrative functions necessary for NASDR's performance of such services. Through December 31, 2000, NASDR's fees charged to Nasdaq will reflect NASDR's cost of furnishing the services. After December 31, 2000, pricing will be determined on a "cost-plus basis" for each service. The initial term of the Regulatory Services Agreement expires on June 28, 2010. Nasdaq is subject to termination fees, payable to NASDR, if it terminates its receipt of services under the agreement for convenience.

Support Charge from the NASD

The NASD provides various administrative services to Nasdaq including legal assistance, accounting and managerial services. It is the NASD's policy to charge these expenses and other operating costs to Nasdaq based upon usage percentages determined by management of the NASD and Nasdaq. Additionally, the NASD incurs certain costs related to the development and maintenance of technology for Nasdaq. Technology development costs are allocated directly to Nasdaq based upon specific projects requested by Nasdaq. Technology maintenance costs are allocated based upon Nasdaq's share of computer usage. The following table represents Nasdaq management's estimate of the composition of costs charged by the NASD to Nasdaq:

12.       Related Party Transactions (continued)


                                                                                      December 31,
                                                                   -----------------------------------------------
                                                                         2000             1999             1998
                                                                   -------------     -------------   -------------
Compensation                                                       $      25,899     $      25,956   $      25,942
Professional and contract services                                         9,986            16,671           7,784
Occupancy                                                                  9,576             4,637           5,212
Publications, supplies and postage                                         1,544             2,295           2,368
Computer ops. and data comm.                                               1,500             5,243           4,145
Depreciation                                                               2,894             6,514           5,335
Travel, meetings and training                                              1,504             2,020           1,551
Other                                                                        701               759             267
                                                                   -----------------------------------------------
Total                                                              $      53,604     $      64,095   $      52,604
                                                                   ===============================================


On June 28, 2000 Nasdaq entered into a Separation and Common Services Agreement with the NASD (the "NASD Separation Agreement"). Under the terms of this agreement, NASD will provide Nasdaq the same administrative, corporate and infrastructure services it currently provides. The rates and methodology to be used in determining the cost of such services will be consistent with past practices. Nasdaq intends to develop its internal capabilities in the future in order to reduce its reliance on the NASD for such services. In addition, Nasdaq will provide the NASD continued access to such Nasdaq technology as NASD requires to satisfy its obligation to Amex under the transaction agreement between NASD and Amex in connection with the NASD's 1998 acquisition of Amex. Nasdaq will also continue to provide all services it currently provides to Amex. Nasdaq's costs for rendering such access and services will be recoverable from the NASD. Nasdaq and the NASD are negotiating a more detailed "Master Agreement" to supersede the NASD Separation Agreement that expires December 31, 2001. If such a Master Agreement is not executed prior to January 1, 2002, the NASD Separation Agreement automatically renews for an additional twelve months.

Nasdaq Charge to the American Stock Exchange LLC ("Amex")

Nasdaq incurs technology costs on behalf of Amex related to development of new Amex systems and enhancement of existing Amex systems. Additionally, Nasdaq incurs certain operating costs such as marketing on behalf of Amex. Amounts are charged based upon specific projects requested by Amex. Amounts charged from Nasdaq to Amex are included in support costs from related parties and are summarized as follows:


                                                                          December 31,
                                                     -------------------------------------------------
                                                            2000               1999             1998
                                                     ------------        ------------     ------------
Compensation                                         $        345        $        600     $      1,128
Professional and contract services                          4,389              13,090            7,334
Publications, supplies and postage                             11                  19               35
Other                                                         187                 326              612
                                                     -------------------------------------------------
Total                                                $      4,932        $     14,035     $      9,109
                                                     =================================================


In the opinion of management, all methods of cost allocation described above are reasonable for the services rendered.

13.       Capital Stock and Earnings Per Share

Each share of Common Stock has one vote, except that any person, other than the NASD or any other person as may be approved for such exemption by the Nasdaq Board prior to the time such person owns more than 5% of the then-outstanding shares of Common Stock, who would otherwise be entitled to exercise voting rights in respect of more than 5% of the then-outstanding shares of Common Stock will be unable to exercise voting rights for any shares in excess of 5% of the then-outstanding shares of Common Stock. The voting rights associated with the shares of Common Stock underlying the Warrants, as well as the shares of Common Stock purchased through the valid exercise of Warrants, will be governed by the voting trust agreement (the "Voting Trust Agreement") entered into by the NASD, Nasdaq and The Bank of New York, as voting trustee (the "Voting Trustee"). Initially, the holders of the Warrants (each, a "Warrant Holder" and, collectively, the "Warrant Holders") will not have any voting rights with respect to the shares of Common Stock underlying such Warrants. Until Nasdaq becomes registered with the Securities and Exchange Commission as a national securities exchange ("Exchange Registration"), the shares of Common Stock underlying unexercised and unexpired Warrant tranches, as well as the shares of Common Stock purchased through the exercise of Warrants, will be voted by the Voting Trustee at the direction of the NASD. The voting rights associated with the shares of Common Stock underlying unexercised and expired Warrant tranches will revert to the NASD. However, the NASD has determined, commencing upon Exchange Registration, to vote its shares of Common Stock (other than shares underlying then outstanding Warrants) in the same proportion as the other stockholders of Nasdaq. Upon Exchange Registration, the Warrant Holders will have the right to direct the Voting Trustee as to the voting of the shares of Common Stock underlying unexercised and unexpired Warrant tranches until the earlier of the exercise or the expiration of such Warrant tranches. The shares of Common Stock purchased upon a valid exercise of a Warrant tranche prior to Exchange Registration will be released from the Voting Trust Agreement upon Exchange Registration. The shares of Common Stock purchased upon a valid exercise of a Warrant tranche after Exchange Registration will not be subject to the Voting Trust Agreement.

There are 30,000,000 shares of preferred stock authorized, and none issued and outstanding.

The following table sets forth the computation of basic earnings per share.


                                                                              December 31,
                                                         ---------------------------------------------------
                                                                2000               1999              1998
                                                         ---------------     ---------------   -------------

Numerator for basic earnings per share                   $       150,127     $        86,149   $      34,955
Denominator for basic weighted average shares                112,090,493         100,000,000     100,000,000
Basic earnings per share                                 $          1.34     $          0.86   $        0.35


Diluted earnings per share is the same as basic earnings per share for all periods presented as there were no dilutive potential common shares outstanding during the periods presented.

14.       Subsequent Events (Unaudited)

Phase II Private Placement

Phase II closed on January 18, 2001 with Nasdaq selling approximately 5.0 million shares, yielding net proceeds of approximately $63.7 million. Subsequent to the closing of Phase II, the NASD owns approximately 74% of Nasdaq. In the Phase I and Phase II offerings, the NASD sold Warrants to purchase shares of the common stock of Nasdaq, and if fully exercised, the NASD's ownership would be decreased to approximately 41%.

Nasdaq Europe S.A./N.V.

On March 27, 2001, Nasdaq acquired a majority ownership interest in the European Association of Securities Dealers Automated Quotation S.A./N.V. ("EASDAQ"), a Belgium-based, pan-European stock exchange for $12.5 million. Nasdaq plans to restructure the company into a globally linked, pan-European market and rename it Nasdaq Europe S.A./N.V.

Nasdaq's acquisition has been accounted for under the purchase method of accounting, resulting in the recording of goodwill of approximately $4.9 million.

Hellman & Friedman

On May 3, 2001, Nasdaq issued and sold $240.0 million in aggregate principal amount of its 4% convertible subordinated debentures due 2006 (the "Subordinated Debentures") to Hellman & Friedman Capital Partners IV, L.P. and certain of its affiliated limited partnerships (collectively, "Hellman & Friedman"). The annual 4% coupon will be payable in arrears in cash and the Subordinated Debentures will be convertible at any time into shares of Common Stock at $20.00 per share.

On a fully diluted basis, Hellman & Freidman owns an approximate 9.8% equity interest in Nasdaq. Nasdaq has agreed to use its best efforts to seek stockholder approval of a charter amendment that would provide for voting debt in order to permit Hellman & Friedman to vote on an as-converted basis on all matters on which common stockholders have the right to vote, subject to the current five percent voting limitation in Nasdaq's Restated Certificate of Incorporation (the "Certificate of Incorporation"). Nasdaq has granted Hellman & Friedman certain registration rights with respect to the shares of Common Stock underlying the Subordinated Debentures. Additionally, Hellman & Friedman will be permitted to designate one person reasonably acceptable to Nasdaq for nomination as a director of Nasdaq for so long as Hellman & Friedman owns Subordinated Debentures and/or shares of Common Stock issued upon conversion representing at least 50% of the shares of Common Stock issuable upon conversion of the Subordinated Debentures initially purchased.

On May 3, 2001, Nasdaq used the net proceeds from the sale of the Subordinated Debentures to purchase 18,461,538 shares of Common Stock from the NASD for $13 per share or an aggregate purchase price of $239,999,994.

14.       Subsequent Events (Unaudited)(continued)

LIFFE

In March 2001, Nasdaq entered into a non-binding letter of intent with the London International Financial Futures and Options Exchange ("LIFFE") to create a new U.S. joint venture company which will list single stock futures. The products of this joint venture are expected to be traded through the LIFFE CONNECT(TM) electronic system. Nasdaq has committed up to $15 million plus the rights to use certain trademarks in this venture.

Nasdaq Europe Planning Company Limited

In February and March 2001, Nasdaq repurchased the ownership interests of certain minority shareholders in Nasdaq Europe Planning Company Limited for a total of $20 million.

Stock-Based Awards to Officers and Employees

As of February 14, 2001 Nasdaq granted 9.6 million stock options and approximately 534,000 shares of restricted stock to certain employees and officers pursuant to its Equity Incentive Plan. Nasdaq grants stock options with an exercise price equal to the fair market value of the stock at the date of the grant. Nasdaq accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB Nop. 25") and accordingly, recognizes no compensation expense related to such grants.

Restricted stock awards are awarded in the name of the employee or officer at fair value at the date of the grant. The awards contain restrictions on sales and transfers, and are subject to a five year vesting period. The 534,000 shares of restricted stock were awarded at a fair value of $13.00 per share, and are being expensed over the vesting period. Approximately $171,000 was recorded as compensation expense in the first quarter related to these awards.




                                                               EXHIBIT INDEX

Exhibit
Number                                      Description

3.1      Restated Certificate of Incorporation of The Nasdaq Stock Market,
         Inc.(+)

3.2      By-Laws of The Nasdaq Stock Market, Inc.(+)

4.1      Form of Common Stock certificate.(+)

7A Qualitative Disclosure about market risk (incorporated herein by reference to "Item 2. Financial Information" of this Form 10).

9.1 Voting Trust Agreement dated June 28, 2000, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

9.2 First Amendment to the Voting Trust Agreement, dated as of January 18, 2001, among The Nasdaq Stock Market, Inc., the National Association of Securities Dealers, Inc. and The Bank of New York.(+)

10.1 Network Service Agreement, dated November 19, 1997, between MCI Telecommunications Corporation and The Nasdaq Stock Market, Inc.*(+)

10.2 Consolidated Agreement, between Unisys Corporation and The Nasdaq Stock Market, Inc.*(+)

10.3 Network User License Agreement, dated November 30, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.4 Software License and Services Agreement, dated November 31, 1993, between Oracle Corporation and The Nasdaq Stock Market, Inc.*(+)

10.5 Regulatory Services Agreement, dated June 28, 2000, between NASD Regulation, Inc. and The Nasdaq Stock Market, Inc.*(+)

10.6 Separation and Common Services Agreement, dated as of June 28, 2000, between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.7     The Nasdaq Stock Market, Inc. Employee Stock Purchase Plan.(+)

10.8     The Nasdaq Stock Market, Inc. Equity Incentive Plan.(+)

10.9 Securities Purchase Agreement, dated as of March 23, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P. and the other purchasers listed in the signature pages thereto.(+)

10.9.1 Securityholders Agreement, dated as of May 3, 2001, among The Nasdaq Stock Market, Inc., Hellman & Friedman Capital Partners IV, L.P., and the other securityholders listed on the signature pages thereto.

10.10 Purchase and Sale Agreement, dated March 23, 2001, by and between the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc.(+)

10.11    Employment Agreement between the National Association of
         Securities Dealers, Inc. and Frank G. Zarb effective on February 24, 1997.(+)

10.12 Instrument of Amendment, dated March 18, 1998, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997.(+)

10.13    Instrument of Amendment, dated as of August 20, 1999, to
         Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998.(+)

10.14 Instrument of Amendment, dated March 30, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999.(+)

10.15 Instrument of Amendment, effective as of July 27, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000.(+)

10.16 Instrument of Amendment, effective as of November 1, 2000, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as amended effective March 18, 1998, and subsequently amended in May, 1999, and subsequently amended on March 30, 2000, and as of July 27, 2000.(+)

10.17 Instrument of Amendment, effective as of April 25, 2001, to Employment Agreement between National Association of Securities Dealers, Inc. and Frank G. Zarb, effective on February 24, 1997, as subsequently amended effective March 18, 1998, August 20, 1999, March 30, 2000, July 27, 2000 and November 1, 2000.(+)

10.18 Employment Agreement by and between The Nasdaq Stock Market, Inc. and J. Patrick Campbell, affective as of December 29, 2000.(+)

10.19 Employment Agreement by The Nasdaq Stock Market, Inc. and John L. Hilley, effective as of December 29, 2000.(+)

10.20 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Richard G. Ketchum, effective as of December 29, 2000.(+)

10.21 Employment Agreement by and between The Nasdaq Stock Market, Inc. and Hardwick Simmons, dated as of January 31, 2001.(+)

11       Statement regarding computation of per share earnings
         (incorporated herein by reference to "Item 2. Financial
         Information" of this Form 10).

12       Computations of ratios (not applicable).

21.1     List of all subsidiaries.(+)

 * Confidential treatment has been requested from the Securities and Exchange Commission for certain portions of this exhibit.

(+) Previously filed with The Nasdaq Stock Market, Inc.'s Registration Statement on Form 10 (file number 000-32651) filed on
         April 30, 2001.